UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)     ☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
Western Prospector Group Ltd.
(Name of Subject Company)
Not Applicable
(Translation of Subject Company’s Name into English (if applicable))
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
Khan Resources Inc.
(Name of Person(s) Furnishing Form)
Common Shares
(Title of Class of Subject Securities)
959262 10 6
(CUSIP Number of Class of Securities (if applicable))
Paul D. Caldwell
Chief Financial Officer and Corporate Secretary
Khan Resources Inc.
141 Adelaide Street West, Suite 1007
Toronto, Ontario, Canada M5X 1B1
Telephone: (416) 363-3405
Facsimile: (416) 360-3417
with a copy to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Telephone: (212) 588-5500
Facsimile: (212) 308-0132
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
May 12, 2008
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS
The disclosure documents set forth below are attached immediately following this page:
1.	Press release dated May 11, 2008

2.	Advertisement dated May 12, 2008

3.	Offer to Purchase and Circular dated May 12, 2008

4.	Letter of Transmittal

5.	Notice of Guaranteed Delivery

Khan Resources Announces Offer for Western Prospector
TORONTO, CANADA, May 11, 2008, Khan Resources Inc. (TSX:KRI) announced today that it will make an offer to acquire all of the outstanding common shares of Western Prospector Group Ltd. (TSXV:WNP) in order to consolidate its position in the Saddle Hills district of Mongolia and achieve significant synergies from the joint development of Khan Resources’ Dornod uranium deposit and Western Prospector’s Gurvanbulag uranium deposit in that district.
Highlights of the Offer
•	Western Prospector shareholders to receive 0.685 of a Khan Resources common share for each common share of Western Prospector

•	The Offer represents a premium of 34% based on the 20 day volume weighted average trading prices of Khan Resources and Western Prospector and a premium of 30% based on the last Western Prospector and Khan Resources trading prices

•	The Offer will consolidate ownership and operations of Khan Resources’ and Western Prospector’s contiguous properties in the Saddle Hills region of Mongolia

•	Synergies in excess of US$100 million expected to result from the construction of one common mill (rather than two mills) and the sharing of infrastructure, as well as significant operating and administrative costs
Details of the Offer
Pursuant to the Offer, Western Prospector shareholders will receive 0.685 of a Khan Resources common share for each Western Prospector share. Based on the volume weighted average trading price of the Khan Resources common shares on the Toronto Stock Exchange (TSX) and the Western Prospector common shares on the TSX Venture Exchange (TSXV), in each case for the 20 trading days ending May 9, 2008, the all share Offer represents a 34% premium to Western Prospector shareholders. The Offer also represents a premium of 30% over the May 9, 2008 closing price of Western Prospector’s common shares of $0.50 on the TSXV, based on a closing price of $0.95 per Khan Resources common share on the TSX on that same date.
The acquisition of Western Prospector is expected to result in combined capital cost savings in excess of US$100 million, resulting from the construction of one common mill (rather than two separate mills) and the sharing of infrastructure. Khan Resources also anticipates significant operating cost savings from common ownership of the Dornod and Gurvanbulag deposits as a result of the consolidation of head office and management and administrative teams.

CEO of Khan Resources, Martin Quick, commented “This is a natural combination of two companies working towards the same goals in the same area. Western Prospector shareholders benefit by getting access to a rich and advanced Uranium deposit that can quickly be brought into production and by receiving a premium to their stock price. Khan shareholders benefit from an extensive exploration potential and by becoming more attractive to the Mongolian government as a mid-tier near-term producer.”
An advertisement formally commencing the Offer will be published on Monday, May 12th in English in The Globe and Mail and The New York Times and in French in La Presse.
Full details of the Offer will be included in the formal offer and take-over bid circular to be filed with the securities regulatory authorities on May 12th and mailed to Western Prospector shareholders. Khan Resources will formally request a list of Western Prospector’s shareholders on May 12th and expects to mail the take-over bid documents to Western Prospector shareholders as soon as possible following receipt of such list. The Offer will be open for acceptance until Friday, June 20, 2008 at 8:00 p.m. (Toronto time). The Offer will be subject to a number of conditions, including there having been validly deposited under the Offer and not withdrawn at the expiry time such number of common shares of Western Prospector that constitutes at least 50.1% of the common shares then outstanding (calculated on a fully diluted basis) and the provisions of Western Prospector’s shareholder rights plan being waived, invalidated or cease traded. The Offer is also subject to the receipt of customary regulatory approvals, including the approval of the Toronto Stock Exchange to the listing of the common shares of Khan Resources to be issued in respect of common shares of Western Prospector deposited under the Offer.
The Information Agent and Depositary for the Offer is Kingsdale Shareholder Services Inc. at its office in Toronto, Ontario. Questions and requests for assistance or copies of the offer documents may be directed to Kingsdale at the following contact details:
Kingsdale Shareholder Services Inc.,
The Exchange Tower, 130 King Street West, Suite 2950,
Toronto, Ontario, M5X 1C7
E-mail:  contactus@kingsdaleshareholder.com
Facsimile:  416-867-2271
Toll Free Facsimile:  1-866-545-5580
Toll Free (North America):  1-866-581-0510
Outside North America, Banks and Brokers Call Collect:  416-867-2272
Additional Information
The Offer is made for the securities of a Canadian issuer and the offer documents have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the offer documents have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.

The enforcement by Western Prospector’s shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Khan Resources is incorporated under the laws of the Province of Ontario, Canada, that Western Prospector is incorporated under the laws of the Province of British Columbia, Canada, and that a majority of Khan Resources’ officers and directors are residents of Canada and some of Western Prospector’s officers and directors are residents of Canada, that Kingsdale Shareholder Services Inc., the depositary and information agent for the Offer and some or all of the experts named in the offer documents may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Khan Resources and Western Prospector and of the above mentioned persons may be located outside of the United States. You may not be able to sue Khan Resources, Western Prospector, or their respective officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Khan Resources, Western Prospector and their respective affiliates to subject themselves to a US court’s judgment.
You should be aware that Khan Resources or its affiliates, directly or indirectly, may bid for and make purchases of common shares of Western Prospector during the period of the Offer, as permitted by applicable Canadian or provincial laws or regulations.
Forward-Looking Statements
This press release may contain forward-looking statements, which are subject to certain risks, uncertainties and assumptions. A number of factors could cause actual results to differ materially from the results discussed in such statements, and there is no assurance that actual results will be consistent with them. Such forward-looking statements are made as at the date of this news release, and Khan Resources assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.
Khan Resources (TSX: KRI) is a Canadian acquisition, exploration and uranium development company. Its current activities are focused on the Dornod area in north eastern Mongolia, the site of a former Russian open-pit uranium mine. Khan holds interests in the Main Dornod Property, licensed for mining, and in the Additional Dornod Property, licensed for exploration. The Company’s website is www.khanresources.com.
Investor Relations Contacts:

Martin Quick	Jon Ruby
Khan Resources Inc.	The Buick Group
President & CEO	Office: 416.915.0915, Ext. 301
Office: 416.360.3405	Toll Free: 1.877.569.7092
mquick@khanresources.com	jruby@buickgroup.com

This advertisement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Western Prospector Group Ltd. The Offer (as defined below) is made solely by the Offer and Circular of Khan Resources Inc. dated May 12, 2008 and the Letter of Transmittal, Notice of Guaranteed Delivery and related documents for use in connection with the Offer (collectively, the “Offer Documents”) filed today with the securities regulatory authorities of each of the provinces and territories of Canada and are available at www.sedar.com. The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders of Western Prospector Group Ltd. in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction, however Khan Resources Inc. may, in its sole discretion, take such action as it may deem necessary to extend the Offer to shareholders in any such jurisdiction.
May 12, 2008

www.khanresources.com	NOTICE OF OFFER TO PURCHASE
All of the outstanding Common Shares
of
WESTERN PROSPECTOR GROUP LTD.
on the basis of 0.685 of a Khan Resources Inc. Share for
each Common Share of Western Prospector Group Ltd.
by
KHAN RESOURCES INC.

Khan Resources Inc. (“Khan”) is offering (the “Offer”) to purchase, on and subject to the conditions of the Offer, all of the issued and outstanding common shares of Western Prospector Group Ltd. (“Western”), together with the associated rights (the “SRP Rights”) issued under Western’s shareholder rights plan (collectively, the “Common Shares”), on the basis of 0.685 of a common share of Khan for each Common Share. The Offer is made only for Common Shares and is not made for any options, warrants or other securities of Western that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights).

The Offer will be open for acceptance until 8:00 p.m. (Toronto time) on June 20, 2008 (the “Expiry Time”), unless the Offer is extended (in which case the term “Expiry Time” will mean the latest time and date at which the Offer expires) or withdrawn.
The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that constitutes at least 50.1% of the Common Shares then outstanding (calculated on a fully diluted basis) and the provisions of Western’s shareholder rights plan being waived, invalidated or cease traded. These and the other conditions of the Offer are described in full in the Offer Documents.
On May 9, 2008, the last trading day prior to Khan’s announcement of the commencement of the Offer by way of advertisement, the closing price of the Common Shares on the TSX Venture Exchange (TSXV) was $0.50 and the closing price of the Khan Common Shares on the Toronto Stock Exchange (TSX) was $0.95. Based on the volume weighted average price of the Khan Common Shares on the TSX for the 20 trading days ending on May 9, 2008, the Offer represents a premium of approximately 34% over the volume weighted average price of the Common Shares on the TSXV for the 20 trading days ending on May 9, 2008.
Details regarding the mechanics for depositing Common Shares under the Offer are contained in the Offer Documents. When Western provides the requested shareholder list and security position listings, the Offer Documents will be mailed to holders of record of Common Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on such lists.
The information in this advertisement is a summary only. The Offer is being made solely by the Offer Documents all of which are incorporated herein by reference. The Offer Documents contain important information that shareholders of Western are urged to read in their entirety before making any decision with respect to the Offer.
The Depositary and Information Agent for the Offer is:
The Exchange Tower
130 King Street West, Suite 2950,
Toronto, Ontario
M5X 1C7
E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Toll Free (North America): 1-866-581-0510
Outside North America, Banks and Brokers Call Collect: 416-867-2272
Any questions and requests for assistance or copies of the Offer Documents may be directed by holders of Common Shares to the Depositary and Information Agent at the contact information noted above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Offer is made for the securities of a Canadian issuer and the Offer Documents have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.
The enforcement by Western’s shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Khan is incorporated under the laws of the Province of Ontario, Canada, that Western is incorporated under the laws of the Province of British Columbia, Canada, and that a majority of Khan’s officers and directors are residents of Canada and some of Western’s officers and directors are residents of Canada, that Kingsdale Shareholder Services Inc., the depositary and information agent for the Offer and some or all of the experts named in the Offer Documents may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Khan and Western and of the above mentioned persons may be located outside of the United States. You may not be able to sue Khan, Western, or their respective officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Khan, Western and their respective affiliates to subject themselves to a US court’s judgment.
You should be aware that Khan or its affiliates, directly or indirectly, may bid for and make purchases of Common Shares during the period of the Offer, as permitted by applicable Canadian or provincial laws or regulations.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful. No securities regulatory authority has expressed an opinion about Khan’s securities and it is an offence to claim otherwise.

May 12, 2008

OFFER TO PURCHASE

all of the outstanding Common Shares
(together with associated rights under the
shareholder rights plan) of

WESTERN PROSPECTOR GROUP LTD.

on the basis of 0.685 of a Khan common share
for each common share of Western Prospector

Khan Resources Inc. (“Khan”) hereby offers (the “Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares of Western Prospector Group Ltd. (“Western Prospector”), including common shares that may become outstanding after the date of this Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of Western Prospector (other than SRP Rights (as hereinafter defined)) that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan (as hereinafter defined) of Western Prospector (collectively, the “Common Shares”), on the basis of 0.685 of a Khan Common Share (as hereinafter defined) for each Common Share.

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on June 20, 2008 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that constitutes at least 50.1% of the Common Shares then outstanding (calculated on a fully diluted basis) and the provisions of Western Prospector’s Shareholder Rights Plan being waived, invalidated or cease traded. This and the other conditions of the Offer are described under “Conditions of the Offer” in Section 4 of the Offer. Subject to applicable laws, Khan reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time.

The Common Shares are listed on the TSX Venture Exchange (the “TSXV”) under the symbol “WNP”. The Khan Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “KRI”. On May 9, 2008, the last trading day prior to Khan’s announcement of the commencement of the Offer by way of advertisement, the closing price of the Common Shares on the TSXV was $0.50 and the closing price of the Khan Common Shares on the TSX was $0.95. Based on the volume weighted average price of the Khan Common Shares on the TSX for the 20 trading days ending on May 9, 2008, the Offer represents a premium of approximately 34% over the volume weighted average price of the Common Shares on the TSXV for the 20 trading days ending on May 9, 2008. The Offer also represents a premium of approximately 30% over the closing price of the Common Shares on the TSXV on May 9, 2008, based on the closing price of the Khan Common Shares on the TSX on May 9, 2008.

Khan has engaged Kingsdale Shareholder Services Inc. to act as the depositary under the Offer (the “Depositary”) and to act as the information agent (the “Information Agent”) to provide a resource for information for Shareholders. Any questions and requests for assistance may be directed to the Information Agent and Depositary for the Offer, at the telephone numbers and location set out at the end of this document.

For a discussion of risks and uncertainties to consider in assessing the Offer, see “Business Combination and Other Risks” in Section 6 of the Circular and the risks and uncertainties described in Khan’s annual information form for the fiscal year ended September 30, 2007, which is incorporated by reference into the Offer and Circular. See Section 10 of the Circular, “Documents Incorporated by Reference”.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying letter of transmittal (printed on YELLOW paper) (the “Letter of Transmittal”) or a manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal in accordance with the instructions set out in the Letter of Transmittal. Alternatively, Shareholders may: (1) accept the Offer where the certificate(s) representing the Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, by following the procedures for guaranteed delivery set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying notice of guaranteed delivery (printed on PINK paper) (the “Notice of Guaranteed Delivery”) or a manually signed facsimile thereof; or (2) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary (other than brokerage commissions and other expenses in connection with the sale of Khan Common Shares on behalf of Ineligible US Shareholders over the facilities of the TSX).

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Questions and requests for assistance may be directed to the Information Agent and Depositary. Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and Depositary. The contact details for the Information Agent and Depositary are provided at the end of this document.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Khan may, in Khan’s sole discretion, take such action as Khan may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Information has been incorporated by reference into this document from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Khan, 141 Adelaide Street West, Suite 1007, Toronto, Ontario M5H 3L5, telephone 416-360-3405, and are also available electronically on SEDAR at www.sedar.com.

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares of Western Prospector. If you are a non-registered owner of Common Shares, and Khan or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares of Western Prospector, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Khan Common Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the US Securities Act of 1933, as amended (the “US Securities Act”), provided by Rule 802 thereunder. No Khan Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Khan is satisfied that such Khan Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Khan in its sole discretion, and without subjecting Khan to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Khan in its sole discretion, Khan Common Shares will not be delivered to or for the account or for the benefit of “Ineligible US Shareholders” (as hereinafter defined).

Ineligible US Shareholders who would otherwise receive Khan Common Shares in exchange for their Common Shares may, at the sole discretion of Khan, have such Khan Common Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Khan Common Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Each Shareholder for whom Khan Common Shares are sold by the selling agent will receive an amount equal to such Shareholder’s pro rata interest in the net proceeds of sales of all Khan Common Shares so sold by the selling agent. Khan will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

All Ineligible US Shareholders must notify their broker, financial advisor, financial institution or other nominee through which their Common Shares are held of their status as an “Ineligible US Shareholder”. Failure by an Ineligible US Shareholder to inform such Shareholder’s broker, financial advisor, financial institution or other nominee through which such Shareholder’s Common Shares are held of such Shareholder’s status as an “Ineligible US Shareholder” prior to the Expiry Time will be deemed to be a certification that such Shareholder is not a resident of a US state other than the State of New York who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Shareholder is a resident. Any US Shareholder who deposits Common Shares using a Letter of Transmittal that does not indicate whether such US Shareholder is an “Ineligible US Shareholder” will be deemed to have certified that such US Shareholder is not an “Ineligible US Shareholder”.

The Offer is made for the securities of a Canadian issuer and this Offer and Circular has been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in this document have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Khan is incorporated under the laws of the Province of Ontario, Canada, that Western Prospector is incorporated under the laws of the Province of British Columbia, Canada, and that a majority of Khan’s officers and directors are residents of Canada and some of Western Prospector’s officers and directors are residents of Canada, that the Information Agent and Depositary and some or all of the experts named herein may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Khan and Western Prospector and of the above mentioned persons may be located outside of the United States. You may not be able to sue Khan, Western Prospector, or their respective officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Khan, Western Prospector and their respective affiliates to subject themselves to a US court’s judgment.

Khan Common Shares issued to Shareholders pursuant to the Offer will be “restricted securities” within the meaning of Rule 144 under the US Securities Act to the same extent and proportion that Common Shares tendered by such Shareholders in the Offer are “restricted securities”. Accordingly, if you tender Common Shares under the Offer that bear a US Securities Act restrictive legend, any Khan Common Shares issued to you in exchange for such Common Shares shall also bear a US Securities Act restrictive legend.

You should be aware that Khan or its affiliates, directly or indirectly, may bid for and make purchases of Common Shares during the period of the Offer, as permitted by applicable Canadian or provincial laws or regulations. See Section 12 of the Offer, “Market Purchases”.

Shareholders in the United States should be aware that the disposition of Common Shares and the acquisition of Khan Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT

THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO HOLDERS OF OPTIONS, WARRANTS
AND OTHER RIGHTS TO ACQUIRE COMMON SHARES

The Offer is made only for Common Shares and is not made for any Options, Warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights). Any holder of Options, Warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights) who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise the Options, Warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options, Warrants or other securities convertible into or exchangeable or exercisable for Common Shares will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer.

If any holder of Options, Warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares does not exercise such Options, Warrants or other securities convertible into or exchangeable or exercisable for Common Shares prior to the Expiry Time, such Options, Warrants or other securities convertible into or exchangeable or exercisable for Common Shares will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, an Option, Warrant or other right to acquire Common Shares will become an option, warrant or right to acquire a number of Khan Common Shares, as determined in accordance with the terms of the Option, Warrant or such other securities.

The tax consequences to holders of Options, Warrants or other securities of exercising, converting or exchanging, as applicable, their Options, Warrants or other securities are not described in “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular or “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular. Holders of Options, Warrants or other securities convertible into or exchangeable or exercisable for Common Shares should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise such securities.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Offer and Circular, including the Schedules attached hereto, the unaudited pro forma consolidated financial statements of Khan, some of the information incorporated by reference in this Offer and Circular, statements made in the Circular under Section 4, “Strategic Rationale and Benefits of the Offer and Proposed Combination”, Section 5, “Purpose of the Offer and Plans for Western Prospector”, Section 7, “Source of Offered Consideration”, Section 8, “Summary Historical and Unaudited Pro Forma Consolidated Financial Information” and Section 20, “Acquisition of Common Shares Not Deposited Under the Offer”, as well as other written statements made or provided or to be made or provided by Khan that are not historical facts, are “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws, including information concerning the proposed transaction and the business, operations and financial performance and condition of Khan and Western Prospector (together, the “Combined Company”) and estimated production, costs and mine life of the various mineral projects of Khan or Western Prospector. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if any property is developed. Except for statements of historical fact relating to the companies, information contained herein or incorporated by reference herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “will”, “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “forecast”, “schedule”, “estimate” and similar expressions, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based upon a number of estimates and assumptions of management at the date the statements are made, and are inherently subject to significant business, social, economic, political, competitive and other risks and uncertainties, contingencies and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include that Khan will be successful in acquiring 100% of the outstanding Common Shares, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Khan and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the impact of Mongolian mineral laws on Khan’s and Western Prospector’s licenses, operations and capital structure; Western Prospector’s, Khan’s and the Combined Company’s ability to renew existing licenses; the actual results of current exploration activities; political instability and delays in obtaining governmental approvals or financing or in the completion of development and construction activities; changes in market conditions; variations in ore grade or recovery rates; risks relating to international operations; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents; disruptions in the credit markets; labour disputes and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risks arising from holding derivative instruments, if any; changes in the worldwide price of certain commodities such as uranium, coal, fuel, electricity and fluctuations in resource prices, currency exchange rates and interest rates; inflationary pressures; legislative, political, social and economic developments or changes in jurisdictions in which Khan and Western Prospector carry on business; changes or disruptions in the securities markets; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain and maintain licenses and permits and comply with laws and regulations or other regulatory requirements; operating or technical difficulties in connection with mining or development activities, including conducting such activities in remote locations with limited infrastructure; employee relations and shortages of skilled personnel and contractors; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization; contests over title to properties; the risks involved in the exploration, development and mining business; the Khan Common Shares issued in connection with the Offer having a market value lower than expected; the businesses of Khan and Western Prospector not being integrated successfully or such integration being more difficult, time-consuming and costly than expected; and the expected combined benefit from the Offer not being fully realized or realized within the expected time frame. See “Strategic Rationale and Benefits of the Offer and Proposed Combination” in Section 4 of the Circular, “Purpose of the Offer and Plans for Western Prospector” in Section 5 of the Circular, and “Business Combination and Other Risks” in Section 6 of the Circular; as well as those risk factors discussed or referred to in the annual and interim management’s discussion and analyses and Annual Information Form for Khan and the annual management’s discussion and analysis for Western Prospector filed with certain securities regulatory authorities in Canada and available under each of Khan’s and Western Prospector’s profiles on SEDAR at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Khan and the combination of Khan and Western Prospector. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference.

Although Khan has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Khan disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws. The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-looking statements related to Western Prospector are derived from Western Prospector’s publicly available documents and records on file with the Canadian securities regulatory authorities.

INFORMATION CONCERNING WESTERN PROSPECTOR

Except as otherwise indicated, the information concerning Western Prospector contained in this Offer and Circular has been taken from or is based exclusively upon Western Prospector’s publicly available documents and records on file with the Canadian securities regulatory authorities and other public sources. Western Prospector has not reviewed this Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Western Prospector contained herein. Although Khan has no knowledge that would indicate that any statements contained herein concerning Western Prospector taken from or based upon such documents and records are untrue or incomplete, neither Khan nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Western Prospector’s financial statements, or for any failure by Western Prospector to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are

v

unknown to Western Prospector. Khan has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Western Prospector’s publicly available documents or records or whether there has been any failure by Western Prospector to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “Cdn$”, “$” or “dollars” in this Offer and Circular refer to Canadian dollars and all references to “US$” in this Offer and Circular refer to United States dollars. Khan’s financial statements that are incorporated by reference herein, and Khan’s pro forma consolidated financial statements contained herein, are reported in United States dollars and are prepared in accordance with Canadian GAAP.

EXCHANGE RATES

On May 9, 2008, the last trading day prior to the announcement of Khan’s commencement of the Offer by way of advertisement, the exchange rate for one US dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was $1.0061.

The following table sets forth, for the periods indicated, certain information with respect to the rate of exchange for one US dollar expressed in Canadian dollars:

	Six Months	Fiscal	Fiscal
	Ended	Year Ended	Year Ended
	March 31, 2008	September 30, 2007	September 30, 2006

Closing(1)	$1.0279	$0.9963	$1.1153
Average(2)	$0.9927	$1.1137	$1.1425

(1)	Represents the noon rates of exchange as reported by the Bank of Canada on the last trading day of the period.

(2)	Calculated as an average of the daily noon rates of exchange for each period as reported by the Bank of Canada.

NOTE CONCERNING MINERAL RESOURCE CALCULATIONS

Information in this Offer and Circular, including information incorporated by reference, and disclosure documents of Khan that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (“SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates of Khan contained in this Offer and Circular, including information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

SUMMARY OF THE OFFER

The following is a summary only and is qualified in its entirety by the detailed provisions contained elsewhere in the Offer and Circular. Therefore, Shareholders are urged to read the Offer and Circular in its entirety. Certain terms used in this Summary are defined in the Glossary. Unless otherwise indicated, the information concerning Western Prospector contained herein and in the Offer and Circular has been taken from or is based upon publicly available documents and records of Western Prospector on file with the Canadian securities regulatory authorities and other public sources at the time of the Offer. Although Khan has no knowledge that would indicate that any statements contained herein relating to Western Prospector taken from or based upon such documents and records are untrue or incomplete, neither Khan nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Western Prospector to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Khan. Unless otherwise indicated, information concerning Western Prospector is given as of April 25, 2008.

The Offer

Khan is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of Options, Warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares, on the basis of 0.685 of a Khan Common Share for each Common Share (the “Offer Consideration”).

The Offer is made only for Common Shares and is not made for any Options, Warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights). Any holder of such Options, Warrants or other securities convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights) who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise the Options, Warrants or other securities convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer.

On May 9, 2008, the last trading day prior to Khan’s announcement of the commencement of the Offer by way of advertisement, the closing price of the Common Shares on the TSXV was $0.50 and the closing price of the Khan Common Shares on the TSX was $0.95. Based on the volume weighted average price of the Khan Common Shares on the TSX for the 20 trading days ending on May 9, 2008, the Offer represents a premium of approximately 34% over the volume weighted average price of the Common Shares on the TSXV for the 20 trading days ending on May 9, 2008. The Offer also represents a premium of approximately 30% over the closing price of the Common Shares on the TSXV on May 9, 2008, based on the closing price of the Khan Common Shares on the TSX on May 9, 2008.

No fractional Khan Common Shares will be issued pursuant to the Offer. Where the aggregate number of Khan Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of a Khan Common Share being issuable, the number of Khan Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number, as described in Section 1 of the Offer, “The Offer”.

No Khan Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Khan is satisfied that such Khan Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Khan in its sole discretion, and without subjecting Khan to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Khan in its sole discretion, Khan Common Shares will not be delivered to or for the account or for the benefit of Ineligible US Shareholders.

Ineligible US Shareholders who would otherwise receive Khan Common Shares in exchange for their Common Shares may, at the sole discretion of Khan, have such Khan Common Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Khan Common Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Each Shareholder for whom Khan Common Shares are sold by the selling agent will receive an amount equal to such Shareholder’s pro rata interest in the net proceeds of sales of all Khan Common Shares so sold by the selling agent. Khan will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

All Ineligible US Shareholders must notify their broker, financial advisor, financial institution or other nominee through which their Common Shares are held of their status as an “Ineligible US Shareholder”. Failure by an Ineligible US Shareholder to inform such Shareholder’s broker, financial advisor, financial institution or other nominee through which such Shareholder’s Common Shares are held of such Shareholder’s status as an “Ineligible US Shareholder” prior to the Expiry Time will be deemed to be a certification that such Shareholder is not a resident of a US state other than the State of New York who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Shareholder is a resident. Any US Shareholder who deposits Common Shares using a Letter of Transmittal that does not indicate whether such US Shareholder is an “Ineligible US Shareholder” will be deemed to have certified that such US Shareholder is not an “Ineligible US Shareholder”.

The obligation of Khan to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

Khan

Khan is a Canadian-based mineral exploration and development company engaged in the acquisition, exploration and development of uranium in Mongolia. Khan’s current uranium exploration and development projects, one of which was previously in production, are located in the Dornod district of northeastern Mongolia, a district that contains a number of known uranium deposits. Khan’s assets consist of its interest in the Dornod Uranium Property, which is held through a 58% interest in an open pit mine and approximately two-thirds of an underground deposit (the “Main Dornod Property”) and a 100% interest in an exploration license in respect of approximately 243 hectares contiguous with the Main Dornod Property (the “Additional Dornod Property” and together with the Main Dornod Property, collectively the “Dornod Uranium Property”). For additional information, reference is made to Khan’s Annual Information Form incorporated by reference herein, a copy of which is available on SEDAR at www.sedar.com.

Khan is a corporation existing under the Business Corporations Act (Ontario). Khan’s head office is located at Suite 1007, 141 Adelaide Street West, Toronto, Ontario M5H 3L5 and its registered office is located at 1 First Canadian Place, 44th Floor, Toronto, Ontario M5X 1B1. Khan’s Mongolian headquarters is located at Room 13, Sky Plaza Centre, 14 Olympic Street, Ulaanbaatar 48, Mongolia.

Khan is a reporting issuer in each of the Provinces of British Columbia, Ontario, Alberta, Saskatchewan and Manitoba. The Khan Common Shares are listed and posted for trading on the TSX under the symbol “KRI”. On May 9, 2008, the last trading day prior to Khan’s announcement of the commencement of the Offer by way of advertisement, the closing price of the Khan Common Shares on the TSX was $0.95. See Section 9 of the Circular, “Certain Information Concerning Khan and its Shares”.

See “Khan” in Section 1 of the Circular.

Western Prospector

Western Prospector and its subsidiaries are in the business of acquiring, exploring and developing mineral properties. All of Western Prospector’s mineral property interests, consisting of various uranium and coal properties, are located in Mongolia. Western Prospector is focused primarily on the Gurvanbulag uranium project, located in northeastern Mongolia, in a region of established infrastructure. The Gurvanbulag uranium project is located only approximately 35 kilometres away from Khan’s Dornod Uranium Property. One of the Gurvanbulag uranium deposits, Gurvanbulag Central, was previously readied for production by former Russian operators prior to 1991. In addition to a mine development program at Gurvanbulag Central, Western Prospector is conducting an exploration program designed to expand its resources in known open-ended uranium deposits and to drill for targets which hold potential for additional uranium.

Western Prospector was incorporated under the Company Act (British Columbia) on April 3, 1998 under the name “Western Prospector Group Ltd.”. On May 30, 2005, Western Prospector filed a transition application with the Registrar of Companies for British Columbia and transitioned under the Business Corporations Act (British Columbia) (the “BCBCA”) under the name “Western Prospector Group Ltd.”. Western Prospector’s head office is located at Suite 400, 601 West Broadway, Vancouver, British Columbia V5Z 4C2 and its registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

Western Prospector is a reporting issuer in each of the Provinces of British Columbia, Ontario and Alberta. The Common Shares are listed and posted for trading on the TSXV under the symbol “WNP”. On May 9, 2008, the last trading day prior to Khan’s announcement of the commencement of the Offer by way of advertisement, the closing price of the Common Shares on the TSXV was $0.50.

See “Western Prospector” in Section 2 of the Circular.

Strategic Rationale and Benefits of the Offer and Proposed Combination and Plans for Western Prospector

The purpose of the Offer is to enable Khan to acquire all of the outstanding Common Shares. See “Strategic Rationale and Benefits of the Offer and Proposed Combination” in Section 4 of the Circular, “Purpose of the Offer and Plans for Western Prospector” in Section 5 of the Circular and “Acquisition of Common Shares Not Deposited Under the Offer” in Section 20 of the Circular.

The acquisition of Western Prospector by Khan, if successful, will enable Khan and Western Prospector to jointly develop the Dornod Uranium Property and the Gurvanbulag uranium project through infrastructure sharing and other combined operations in Mongolia. If the Offer is successful, this combination is anticipated to result in synergies of in excess of US$100 million and annual cost savings in the order of approximately US$4 million per year. Shareholders will also participate in the economics of Khan’s more certain mineral reserves and resources, as described under “Strategic Rationale and Benefits of the Offer and Proposed Combination” in Section 4 of the Circular. See also “Business Combination and Other Risks” in Section 6 of the Circular.

Both Khan and Western Prospector are poised to incur significant capital expenditures in the near term. The Offer is well timed to ensure that feasibility studies on the appropriate mill and infrastructure and the ordering of long lead time capital equipment will proceed on the basis of a combined operation avoiding unnecessary costs, duplication and delays. The time is now to reunite Dornod and Gurvanbulag as one Saddle Hills uranium project.

Time for Acceptance

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on June 20, 2008, or until such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by Khan. Khan may, in its sole discretion but subject to applicable Laws, extend the Expiry Time, as described under “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

Manner of Acceptance

A Shareholder wishing to accept the Offer must properly complete and execute a Letter of Transmittal (printed on YELLOW paper) or a manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing such Shareholder’s Common Shares and all other required documents with the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer. See Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal”.

If a Shareholder wishes to accept the Offer and deposit Common Shares under the Offer and the certificate(s) representing such Shareholder’s Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Common Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the Notice of Guaranteed Delivery (printed on PINK paper) or a manually signed facsimile thereof. Detailed instructions are contained in the Notice of Guaranteed Delivery which accompanies the Offer. See Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent’s Message are received by the Depositary at or prior to the Expiry Time.

Shareholders should contact the Information Agent and Depositary for assistance in accepting the Offer and in depositing Common Shares with the Depositary. Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary (other than brokerage commissions and other expenses in connection with the sale of Khan Common Shares on behalf of Ineligible US Shareholders over the facilities of the TSX).

Conditions of the Offer

Khan reserves the right to withdraw or terminate the Offer and not take up or pay for any Common Shares deposited under the Offer unless the conditions described under “Conditions of the Offer” in Section 4 of the Offer are satisfied or waived by Khan at or prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares which constitutes at least 50.1% of the Common Shares then outstanding on a fully diluted basis and the provisions of Western Prospector’s Shareholder Rights Plan being waived, invalidated or cease traded. See “Conditions of the Offer” in Section 4 of the Offer.

Take Up and Payment for Deposited Common Shares

Upon and subject to the terms and conditions of the Offer, Khan will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn, not later than 10 days after the Expiry Time. Any Common Shares taken up will be paid for promptly and in any event not more than three business days after they are taken up. Any Common Shares deposited under the Offer after the first date on which Common Shares are first taken up by Khan under the Offer will be taken up and paid for within 10 days of such deposit. See “Take Up and Payment for Deposited Common Shares” in Section 6 of the Offer.

Withdrawal of the Deposited Common Shares

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by Khan under the Offer and in the other circumstances described in Section 7 of the Offer, “Withdrawal of Deposited Common Shares”. Except as so indicated or as otherwise required by applicable Laws, deposits of Common Shares are irrevocable.

Acquisition of Common Shares Not Deposited Under the Offer

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of Khan and its affiliates (as that term is defined in the BCBCA), and Khan acquires or is bound to take up and pay for such deposited Common Shares under the Offer, Khan may at its option acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or Khan chooses not to avail itself of such statutory right of acquisition, Khan currently intends to, depending upon the number of Common Shares taken up and paid for under the Offer, pursue other means of acquiring the remaining Common Shares not tendered under the Offer, including by causing one or more special meetings of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Western Prospector and Khan or an affiliate of Khan for the purpose of enabling Khan or an affiliate of Khan to acquire all Common Shares not acquired pursuant to the Offer.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Western Prospector will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer. Although Khan currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in Khan’s ability to effect such a transaction, information hereafter obtained by Khan, changes in general economic, industry, political, social, regulatory or market conditions or in the business of Western Prospector, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. There is no assurance that such a transaction will be completed, in particular if Khan acquires less than 66 2/3% of the outstanding Common Shares on a fully diluted basis under the Offer. See Section 20 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

Shareholder Rights Plan

On April 25, 2005, the Western Prospector Board of Directors adopted the Shareholder Rights Plan, which was ratified by Shareholders on June 1, 2005. The Shareholder Rights Plan will expire at the close of Western Prospector’s next annual general and special meeting of Shareholders, currently scheduled to be held on June 19, 2008, unless the Shareholder Rights Plan is reconfirmed by a majority of the votes cast by independent Shareholders at such meeting. If reconfirmed at the 2008 annual general and special meeting of Shareholders, the Shareholder Rights Plan will expire at the close of the 2011 meeting of the Shareholders. The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or action must be taken by the Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed. See “Shareholder Rights Plan” in Section 19 of the Circular.

Khan believes that at the Expiry Time, Western Prospector and its Board of Directors and Shareholders will have had more than adequate time to fully consider the Offer and any available alternative transactions and to determine whether to deposit their Common Shares under the Offer.

The Offer is being made on the condition, among others, that the Shareholder Rights Plan does not and will not adversely affect the Offer or Khan either before or on consummation of the Offer or the purchase of Common Shares under a Compulsory Acquisition or consummation of any Subsequent Acquisition Transaction. See “Conditions of the Offer” in Section 4 of the Offer.

Certain Canadian Federal Income Tax Considerations

A Resident Shareholder who does not report a capital gain or capital loss in respect of the exchange, holds his or her Common Shares as capital property and deals at arm’s length with Khan for purposes of the Tax Act generally will not realize a capital gain or a capital loss as a result of the exchange of his or her Common Shares for Khan Common Shares under the Offer. The cost for tax purposes to a Resident Shareholder of Khan Common Shares received under the Offer will generally be equal to the adjusted cost base of his or her Common Shares that are exchanged for Khan Common Shares under the Offer.

A Non-Resident Shareholder will only be subject to tax on a disposition of his or her Common Shares in limited circumstances.

The foregoing is a very brief summary of certain Canadian federal income tax consequences only. See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations” for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

Certain United States Federal Income Tax Considerations

As of the date hereof, Khan expects that the transaction should constitute a taxable disposition of Common Shares by US Holders. A Shareholder who is a citizen of or resident of the United States for tax purposes, who holds Common Shares as capital property and who disposes of its Common Shares to Khan under the Offer, will generally recognize a gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Khan Common Shares or the US dollar value of the Canadian currency received by the Shareholder under the Offer, and (ii) the adjusted tax basis of the Shareholder in the Common Shares disposed of to Khan. In addition, special adverse tax rules applicable to dispositions of stock of “passive foreign investment companies” will likely apply.

The foregoing is a very brief summary of certain United States federal income tax consequences only. See Section 22 of the Circular, “Certain United States Federal Income Tax Considerations” for a summary of the principal United States federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction.

Stock Exchange Delisting

The Common Shares of Western Prospector are listed and posted for trading on the TSXV under the symbol “WNP”. See Section 11 of the Circular, “Ownership of and Trading in Shares of Western Prospector”. The purchase of Common Shares by Khan under the Offer will reduce the number of Common Shares that might otherwise trade publicly and may reduce the number of holders of Common Shares and, depending on the number of Common Shares purchased by Khan under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public. If permitted by applicable Laws, Khan intends to cause Western Prospector to apply to delist the Common Shares from the TSXV as soon as practicable after completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 17 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

Business Combination and Other Risks

An investment in Khan Common Shares and the business combination of Khan with Western Prospector are subject to certain risks and uncertainties. In assessing the Offer, Shareholders should carefully consider the risks and uncertainties described under “Business Combination and Other Risks” in Section 6 of the Circular and the other risks and uncertainties described in Khan’s Annual Information Form, which is incorporated by reference into the Offer and Circular.

Information Agent and Depositary

Khan has engaged Kingsdale Shareholder Services Inc. to act as the Depositary under the Offer. In such capacity the Depositary will receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario set out in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by Khan under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares.

Khan has also engaged Kingsdale Shareholder Services Inc. to act as the Information Agent to provide a resource for information for Shareholders.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Information Agent and Depositary (other than brokerage commissions and other expenses in connection with the sale of Khan Common Shares on behalf of Ineligible US Shareholders over the facilities of the TSX). Shareholders should contact the Information Agent and Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Common Shares with the Depositary under the Offer.

Contact details for the Information Agent and Depositary are provided at the end of the Offer and Circular.

See Section 23 of the Circular, “Information Agent and Depositary”.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL INFORMATION

The tables set out below include a summary of (i) Khan’s historical consolidated financial information as at and for the fiscal years ended September 30, 2007 and 2006 and as at and for the six month periods ended March 31, 2008 and 2007, (ii) Western Prospector’s historical consolidated financial information as at and for the fiscal years ended December 31, 2007 and 2006, and (iii) unaudited pro forma consolidated financial information for Khan as at and for the six-month period ended March 31, 2008 and for the fiscal year ended September 30, 2007. The historical financial information of Khan as at and for the fiscal years ended September 30, 2007 and 2006 has been derived from Khan’s audited consolidated financial statements, and the historical financial information of Khan as at and for the six month periods ended March 31, 2008 and 2007 has been derived from Khan’s unaudited consolidated financial statements, each of which can be found on SEDAR at www.sedar.com. The historical financial information for Western Prospector as at and for the fiscal years ended December 31, 2007 and 2006 has been derived from Western Prospector’s audited consolidated financial statements, which can be found on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma consolidated financial statements attached as Schedule “A” hereto for information as to how the pro forma consolidated financial statements were derived.

The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Khan and the accompanying notes thereto attached as Schedule “A” to the Offer and Circular. The summary unaudited pro forma consolidated financial statement information for Khan gives effect to the proposed acquisition of Western Prospector as if such had occurred as at March 31, 2008 for the purposes of the pro forma consolidated balance sheet information and as at October 1, 2006 for the purposes of the pro forma consolidated statements of operations for the fiscal year ended September 30, 2007 and the six-month period ended March 31, 2008. In preparing the unaudited pro forma consolidated financial statement information, management of Khan has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Khan and Western Prospector due to the limited publicly available information of Western Prospector. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Khan and accompanying notes attached as Schedule “A” to the Offer and Circular.

Summary of Consolidated Financial Information of Khan
(Expressed in United States dollars)
(All dollar amounts are in thousands)

	Year Ended		Six Months Ended
	September 30		March 31
	2007	2006	2008	2007

Consolidated Statement of Operations Data
Revenue	$1,044	$148	$390	$268

Expenses	16,357	3,801	4,412	4,250

Net loss for the period	(13,504)	(2,890)	(3,200)	(3,982)

Loss per share — basic and diluted	(0.28)	(0.08)	(0.06)	(0.09)

	As at September 30		As at March 31
	2007	2006	2008	2007

Consolidated Balance Sheet
Cash	$33,859	$8,767	$32,105	$33,416
Other current assets	3,502	166	922	134
Capital assets, net	578	90	542	148
Assets held for sale	—	12,652	—	—
Mineral interests	5,044	2,080	6,820	15,652

Total assets	$42,983	$23,755	$40,389	$49,350

Current liabilities	$1,323	$470	$880	$692
Long-term liabilities	—	2,667	—	2,667
Shareholders’ equity	41,660	20,618	39,509	45,991

Total liabilities and shareholders’ equity	$42,983	$23,755	$40,389	$49,350

Common shares outstanding (thousands)	54,016	41,425	54,143	51,858

Summary of Consolidated Financial Information of Western Prospector
(Expressed in Canadian dollars)
(All dollar amounts are in thousands)

	Year Ended
	December 31
	2007	2006

Consolidated Statement of Operations Data
Revenue	$1,037	$1,202

Expenses	8,459	6,657

Net loss for the period	7,045	5,455

Loss per share — basic and diluted	(0.14)	(0.13)

	As at December 31
	2007	2006

Consolidated Balance Sheet
Cash	$29,081	$17,902
Other current assets	747	327
Investments	673	376
Capital assets, net	5,639	2,133
Mineral interests	67,759	53,031

Total assets	$103,899	$73,769

Current liabilities	$1,750	$1,840
Shareholders’ equity	102,149	71,929

Total liabilities and shareholders’ equity	$103,899	$73,769

Common shares outstanding (thousands)	54,006	44,363

Summary of Unaudited Pro Forma Consolidated Financial Information of Khan
(Expressed in United States dollars)
(All dollar amounts are in thousands)

	Six Months	Year
	Ended	Ended
	March 31	September 30
	2008	2007

Consolidated Statement of Operations Data
Revenue	$1,138	$1,954

Expenses	6,629	20,347

Net loss for the period	(4,289)	(16,584)

Loss per share — basic and diluted	(0.05)	(0.19)

As at March 31
2008

Consolidated Balance Sheet
Cash	$58,829
Other current assets	1,648
Investments	52
Capital assets, net	6,028
Mineral interests	11,056

Total assets	$77,613

Current liabilities	$2,583
Shareholders’ equity	75,030

Total liabilities and shareholders’ equity	$77,613

GLOSSARY

This Glossary forms part of the Offer. In the Offer, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set out below and grammatical variations thereof will have the corresponding meanings.

“2007 Preliminary Economic Assessment” has the meaning ascribed thereto under “Strategic Rationale and Benefits of the Offer and Proposed Combination” in Section 4 of the Circular;

“Acquiring Person” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 19 of the Circular;

“Acquisition” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“Additional Dornod Property” has the meaning ascribed thereto under “Khan” in Section 1 of the Circular;

“affiliate” has the meaning ascribed thereto in the BCSA;

“Agent’s Message” has the meaning ascribed thereto under “Manner of Acceptance — Acceptance by Book-Entry Transfer” in Section 3 of the Offer;

“allowable capital loss” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“Annual Information Form” means the annual information form of Khan for the fiscal year ended September 30, 2007 dated December 18, 2007, filed with certain Canadian provincial securities regulatory authorities;

“associate” has the meaning ascribed thereto in the BCSA;

“BCBCA” means the Business Corporations Act (British Columbia), as amended, supplemented or replaced from time to time;

“BCSA” means the Securities Act (British Columbia), as amended, supplemented or replaced from time to time;

“Beneficial Owner” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 19 of the Circular;

“Board of Directors” means the board of directors of Western Prospector;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of the Shareholder’s Common Shares into the Depositary’s account at CDS or DTC, as applicable;

“business combination” has the meaning ascribed thereto in MI 61-101;

“business day” has the meaning ascribed thereto in MI 62-104;

“Canada-US Tax Convention” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“Canadian GAAP” means generally accepted accounting principles in Canada;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee, which at the date hereof is CDS & Co.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Circular” means the take-over bid circular accompanying and forming part of the Offer, including the schedules attached thereto;

“Class E Warrants” has the meaning ascribed thereto under “Certain Information Concerning Khan and its Shares” in Section 9 of the Circular;

“Code” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“Combined Company” means the combined businesses of Khan and Western Prospector, as contemplated herein;

“Common Shares” means the issued and outstanding common shares of Western Prospector, including all common shares issued prior to the Expiry Time upon the conversion, exchange or exercise of Options, Warrants or any other securities (other than SRP Rights) of Western Prospector convertible into or exchangeable or exercisable for common shares of Western Prospector together with the associated SRP Rights, and “Common Share” means any one common share of Western Prospector and the associated SRP Right;

“Competing Permitted Bid” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 19 of the Circular;

“Compulsory Acquisition” has the meaning ascribed thereto under “Acquisition of Common Shares Not Deposited Under the Offer” in Section 20 of the Circular;

“CRA” means the Canada Revenue Agency;

“Depositary” means Kingsdale Shareholder Services Inc., the depositary for the Offer;

“Deposited Shares” has the meaning ascribed thereto under “Manner of Acceptance — Dividends and Distributions” in Section 3 of the Offer;

“Distributions” has the meaning ascribed thereto under “Manner of Acceptance — Dividends and Distributions” in Section 3 of the Offer;

“Dornod Uranium Property” has the meaning ascribed thereto under “Khan” in Section 1 of the Circular;

“DTC” means The Depository Trust Company;

“Effective Time” has the meaning ascribed thereto under “Manner of Acceptance — Power of Attorney” in Section 3 of the Offer;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

“Expiry Date” means June 20, 2008, or such later date or dates as may be fixed by Khan from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer, unless the Offer is withdrawn by Khan;

“Expiry Time” means 8:00 p.m. (Toronto time) on the Expiry Date, or such later time or times as may be fixed by Khan from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer, unless the Offer is withdrawn by Khan;

“Flip-In Event” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 19 of the Circular;

“fully diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all Options, Warrants and other securities of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares, whether vested or unvested, were converted into or exchanged or exercised, as applicable, for Common Shares, other than SRP Rights;

“Governmental Entity” means: (i) any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and (iii) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

“Ineligible US Shareholder” means a Shareholder for which the investment decision to deposit Common Shares under the Offer is made by a resident of a US state or other US jurisdiction in which Khan is not satisfied, in its sole discretion, that Khan Common Shares may be delivered in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other US jurisdiction, or on a basis otherwise determined to be acceptable to Khan in its sole discretion, and without subjecting Khan to any registration, reporting or similar requirements (without limitation of the foregoing, an “Ineligible US Shareholder” shall include any Shareholder who is a resident of the United States (other than a resident of the State of New York) and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of his, her or its respective US jurisdiction);

“Information Agent” means Kingsdale Shareholder Services Inc., the information agent for the Offer;

“IRS” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“Khan” means Khan Resources Inc., a corporation existing under the laws of the Province of Ontario;

“Khan Common Shares” means the common shares of Khan, and “Khan Common Share” means any one common share of Khan;

“Khan Technical Report” means the technical report entitled “Technical Report on the Dornod Uranium Project, Mongolia” dated September 27, 2007, prepared by Scott Wilson Roscoe Postle Associates Inc. (Hrayr Agnerian, M.Sc. (Applied), P.Geo., Ken A. Bocking, P.Eng., Jason C. Cox, P.Eng. and Leslie H. Heymann, P.Eng.);

“Laws” means any applicable laws, including supranational, national, provincial, state, municipal and local, civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, instruments, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;

“Letter of Transmittal” means the Letter of Transmittal (printed on YELLOW paper) in the form accompanying the Offer and Circular, or a manually signed facsimile thereof;

“Main Dornod Property” has the meaning ascribed thereto under “Khan” in Section 1 of the Circular;

“Material Adverse Effect” means in respect of any person (including Western Prospector), (i) an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, results of operations, prospects, licenses, permits, articles, by-laws, or rights or privileges of that person; or (ii) without limiting the generality of the foregoing, an effect that materially impairs or adversely affects, or would reasonably be expected to materially impair or adversely affect, any of the licenses, permits or other rights or privileges of Western Prospector in Mongolia or the development by Western Prospector of any of its property rights or interests or any of its mineral interests or rights in the manner contemplated in the documents filed by Western Prospector under applicable securities Laws prior to May 12, 2008, in each case, including any effect: (A) relating to the Mongolian economy, political, regulatory or social conditions in general; (B) affecting the Mongolian mining industry in particular or the uranium industry in general; (C) relating to any generally applicable change in applicable Laws (including without limitation the Laws of Mongolia); or (D) any accident, natural disaster, hostilities, acts of war, political instability or terrorism or any material escalation of any such hostilities, acts of war, instability or terrorism existing as of the date hereof;

“Minimum Deposit Condition” has the meaning ascribed thereto under “Conditions of the Offer” in Section 4 of the Offer;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended, supplemented or replaced from time to time;

“MI 62-104” means Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids, as amended, supplemented or replaced from time to time;

“Non-Resident Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“non-US Holder” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“Notice of Guaranteed Delivery” means the Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer and Circular, or a manually signed facsimile thereof;

“Offer” means the offer to purchase Common Shares made hereby to the Shareholders pursuant to the terms set out herein;

“Offer and Circular” means the Offer and the Circular, including the Summary, the Glossary and all schedules to the Offer and Circular;

“Offer Consideration” has the meaning ascribed thereto under “The Offer” in Section 1 of the Offer;

“Offerees” has the meaning ascribed thereto under “Acquisition of Common Shares Not Deposited Under the Offer” in Section 20 of the Circular;

“Offeror’s Notice” has the meaning ascribed thereto under “Acquisition of Common Shares Not Deposited Under the Offer” in Section 20 of the Circular;

“Options” means any options to acquire Common Shares issued pursuant to Western Prospector’s Stock Option Plan, or any other plan, agreement or arrangement which provides for the issuance of options to acquire Common Shares;

“OSC” means the Ontario Securities Commission;

“OSC Rule 62-504” means OSC Rule 62-504 — Take-Over Bids and Issuer Bids, as amended, supplemented or replaced from time to time;

“Permitted Bid” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 19 of the Circular;

“PFIC” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“Proposed Amendments” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“Purchased Securities” has the meaning ascribed thereto under “Manner of Acceptance — Power of Attorney” in Section 3 of the Offer;

“QFC” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“Redeemable Shares” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“Regulations” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“Reorganization” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“Resident Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“Rights Certificates” means the certificates representing the SRP Rights;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

“Separation Time” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 19 of the Circular;

“Shareholder Rights Plan” means the shareholder rights plan of Western Prospector dated April 25, 2005 entered into between Western Prospector and the SRP Rights Agent, adopted by Western Prospector on April 25, 2005;

“Shareholders” means, collectively, the holders of Common Shares, and “Shareholder” means any one of them;

“SRP Exercise Price” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 19 of the Circular;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“SRP Rights Agent” means Computershare Investor Services Inc., the rights agent under the Shareholder Rights Plan;

“Stock Option Plan” means, collectively, Western Prospector’s 2004 Stock Option Plan approved by the Shareholders on June 17, 2004, as amended, supplemented or replaced from time to time, and any other plan, agreement on arrangement which provides for the issuance of options to acquire Common Shares;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto under “Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction” in Section 20 of the Circular;

“subsidiary” has the meaning ascribed thereto in the BCSA;

“Take-Over Bid” has the meaning ascribed thereto under “Shareholder Rights Plan” in Section 19 of the Circular;

“take up” in reference to Common Shares means to accept such Common Shares for payment by giving written notice of such acceptance to the Depositary and “taking up” and “taken up” have corresponding meanings;

“Tax Act” means the Income Tax Act (Canada) and all regulations made thereunder, as amended, supplemented or replaced from time to time;

“taxable capital gain” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“United States” or “US” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“US Holders” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular;

“US Securities Act” means the United States Securities Act of 1933, as amended, supplemented or replaced from time to time and the rules and regulations promulgated thereunder;

“Warrants” means the 402,999 issued and outstanding warrants of Western Prospector issued on June 18, 2007, exercisable through to June 18, 2008 to acquire up to 402,999 Common Shares upon payment of the specified exercise price; and

“Western Prospector” means Western Prospector Group Ltd., a corporation existing under the laws of the Province of British Columbia and, where the context requires, its subsidiaries and joint ventures.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in the Offer but not otherwise defined herein, are defined in the Glossary.

May 12, 2008

TO:  THE HOLDERS OF COMMON SHARES OF WESTERN PROSPECTOR

1.	The Offer

Khan is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of Options, Warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares, on the basis of 0.685 of a Khan Common Share for each Common Share (the “Offer Consideration”).

Each Shareholder will receive the Offer Consideration in respect of all of the Shareholder’s Common Shares validly deposited under the Offer and not properly withdrawn, subject to adjustment for fractional shares.

On May 9, 2008, the last trading day prior to Khan’s announcement of the commencement of the Offer by way of advertisement, the closing price of the Common Shares on the TSXV was $0.50 and the closing price of the Khan Common Shares on the TSX was $0.95. Based on the volume weighted average price of the Khan Common Shares on the TSX for the 20 trading days ending on May 9, 2008, the Offer represents a premium of approximately 34% over the volume weighted average price of the Common Shares on the TSXV for the 20 trading days ending on May 9, 2008. The Offer also represents a premium of approximately 30% over the closing price of the Common Shares on the TSXV on May 9, 2008, based on the closing price of the Khan Common Shares on the TSX on May 9, 2008.

The Offer is made only for Common Shares and is not made for any Options, Warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights). Any holder of such Options, Warrants or other securities convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights) who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise the Options, Warrants or other securities convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options, Warrants or other securities convertible into or exchangeable or exercisable for Common Shares will have certificates representing the Common Shares on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer.

If any holder of Options does not exercise such Options prior to the Expiry Time, such Options will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction an Option to acquire Common Shares will become an option or right to acquire a number of Khan Common Shares, and/or in some cases an amount of cash, as determined in accordance with the terms of the Option.

If any holder of Warrants does not exercise such Warrants prior to the Expiry Time, such Warrants will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction a Warrant to acquire Common Shares will become a warrant or right to acquire a number of Khan Common Shares, as determined in accordance with the terms of the Warrant.

Holders of Common Shares who have deposited Common Shares under the Offer will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by Khan will be allocated to the SRP Rights.

Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares to the Offer may have rights of dissent in the event Khan elects to acquire such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See “Acquisition of Common Shares Not Deposited Under the Offer” in Section 20 of the Circular.

No fractional Khan Common Shares will be issued pursuant to the Offer. Where the aggregate number of Khan Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of a Khan Common Share being issuable, the number of Khan Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

No Khan Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States who is an Ineligible US Shareholder.

Ineligible US Shareholders who would otherwise receive Khan Common Shares in exchange for their Common Shares may, at the sole discretion of Khan, have such Khan Common Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Khan Common Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Each Shareholder for whom Khan Common Shares are sold by the selling agent will receive an amount equal to such Shareholder’s pro rata interest in the net proceeds of sales of all Khan Common Shares so sold by the selling agent. In effecting the sale of any Khan Common Shares, the selling agent will, except as provided above, exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price for such Khan Common Shares. Neither Khan, nor the Depositary, nor the selling agent will be liable for any loss arising out of any sale of such Khan Common Shares relating to the manner or timing of such sales, the date or dates of such sales or the prices at which Khan Common Shares are sold, or otherwise (except for gross negligence or wilful misconduct). The sale price of the Khan Common Shares sold on behalf of such persons will fluctuate with the market price of the Khan Common Shares, and no assurance can be given that any particular price will be received upon such sale.

All Ineligible US Shareholders must notify their broker, financial advisor, financial institution or other nominee through which their Common Shares are held of their status as an “Ineligible US Shareholder”. Failure by an Ineligible US Shareholder to inform such Shareholder’s broker, financial advisor, financial institution or other nominee through which such Shareholder’s Common Shares are held of such Shareholder’s status as an “Ineligible US Shareholder” prior to the Expiry Time will be deemed to be a certification that such Shareholder is not a resident of a US state other than the State of New York who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Shareholder is a resident. Any US Shareholder who deposits Common Shares using a Letter of Transmittal that does not indicate whether such US Shareholder is an “Ineligible US Shareholder” will be deemed to have certified that such US Shareholder is not an “Ineligible US Shareholder”.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary (other than brokerage commissions and other expenses in connection with the sale of Khan Common Shares on behalf of Ineligible US Shareholders over the facilities of the TSX).

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

2.	Time for Acceptance

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on June 20, 2008, or such later time or times and date or dates as may be fixed by Khan from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by Khan.

3.	Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal (printed on YELLOW paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

(a)	the certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

(b)	a Letter of Transmittal in the form accompanying the Offer or a manually signed facsimile thereof, properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required); and

(c)	all other documents required by the instructions set out in the Letter of Transmittal.

Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their respective participants as to the method of depositing such Common Shares under the terms of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary (other than brokerage commissions and other expenses in connection with the sale of Khan Common Shares on behalf of Ineligible US Shareholders over the facilities of the TSX).

Except as otherwise provided in the instructions set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, and in certain other circumstances as set out in the Letter of Transmittal, (i) the accompanying certificate(s) representing the Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s), and (ii) the signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

Unless waived by Khan, holders of Common Shares are required to deposit one SRP Right for each common share of Western Prospector in order to effect a valid deposit of such Common Shares prior to the Expiry Time. If the Separation Time does not occur before the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Western Prospector to Shareholders prior to the time that the holder’s Common Shares are deposited under the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited by such Shareholder must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Common Shares under the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited under the Offer to the Depositary on or before the third trading day on the TSXV after the date, if any, that Rights Certificate(s) are distributed. Khan reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights equal in number to the Common Shares deposited by such holder.

In addition, Common Shares and, if applicable, Rights Certificates, may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “Acceptance by Book-Entry Transfer”.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	a properly completed and executed Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer, or a manually signed facsimile thereof, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery;

(c)	the certificate(s) representing all deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as defined below) in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Common Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that Khan may enforce such agreement against such participant.

General

The Offer will be deemed to be accepted only if the Depositary has actually physically received the requisite documents at or before the time specified. In all cases, payment of the Offer Consideration for the Common Shares deposited and taken up by Khan under the Offer will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares (or, in the case of book-entry transfer to the Depositary, a Book-Entry Confirmation for the Common Shares), (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal (or in the case of Common Shares deposited using the procedures for book-entry transfer established by DTC, an Agent’s Message), and (c) all other required documents.

The method of delivery of certificate(s) representing Common Shares (or a Book-Entry Confirmation for the Common Shares, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the Shareholder depositing those documents. Khan recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares under the Offer.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by Khan in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Khan reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the applicable Laws of any jurisdiction. Khan reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of Khan, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Khan’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

Under no circumstances will any amount be paid by Khan or the Depositary by reason of any delay in exchanging any Common Shares or in making payment of the Offer Consideration for Common Shares or in lieu of fractional Khan Common Shares to any person on account of Common Shares accepted for exchange or payment under the Offer.

Khan reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to Khan all right, title and interest in and to the Common Shares covered by the Letter of Transmittal or book-entry transfer (the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights) that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer, by making a book-entry transfer), irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that Khan takes up the Deposited Shares, each director or officer of Khan, and any other person designated by Khan in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Common Shares covered by the Letter of Transmittal or book-entry transfer (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full powers of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Western Prospector;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Khan, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Khan in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, to designate in such instruments, authorizations or consents any person or persons as the proxy of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Western Prospector;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities, all as set out in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer or are properly withdrawn in accordance with Section 7 of the Offer, “Withdrawal of Deposited Common Shares”.

A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Western Prospector and, except as may otherwise be agreed to with Khan, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Khan any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Khan as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including book-entry transfer) to execute, upon request of Khan, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Khan. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement; Shareholder’s Representations and Warranties

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and Khan, effective immediately following the time at which Khan takes up Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Shares and all rights and benefits arising from such Deposited Shares including, without limitation, any Distributions, (ii) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and any Distributions deposited under the Offer, (iii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Distributions to any other person, (iv) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (v) when the Deposited Shares and Distributions are taken up and paid for by Khan, Khan will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable Laws, Khan will have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by Khan at or prior to the Expiry Time:

(a)	there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Common Shares which constitutes at least 50.1% of the Common Shares outstanding calculated on a fully diluted basis (the “Minimum Deposit Condition”);

(b)	Khan shall have determined in its reasonable discretion that, on terms satisfactory to Khan: (i) the Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Common Shares by Khan under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Common Shares upon the exercise of the SRP Rights in relation to the purchase of Common Shares by Khan under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Common Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

(c)	any government or regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, in Khan’s reasonable discretion, necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Khan in its reasonable discretion;

(d)	no act, action, suit or proceeding shall have been taken or threatened or be pending before or by any Governmental Entity or by any elected or appointed public official or private person (including, without limitation, any individual, company, firm, group or other entity), whether or not having the force of Law:

(i)	challenging the Offer or the ability of Khan to make or maintain the Offer;

(ii)	seeking to prohibit, restrict or impose material limitations or conditions on: (A) the acquisition by, or sale to, Khan of any Common Shares, (B) the take-up or acquisition of Common Shares by Khan, (C) the issuance and delivery of Khan Common Shares in consideration for Common Shares taken up or acquired by Khan, (D) the ability of Khan to acquire or hold, or exercise full rights of ownership of, any Common Shares, (E) the ownership or operation or effective control by Khan of any material portion of the business, property, assets, licenses or permits of Western Prospector or its affiliates or subsidiaries or to compel Khan or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business, property, assets, licenses or permits of Western Prospector or any of its affiliates or subsidiaries as a result of the Offer, or (F) the ability of Khan and its affiliates and subsidiaries to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(iii)	seeking to obtain from Khan, any of its affiliates or subsidiaries, or any director or officer of any of the foregoing, or from Western Prospector, any of its affiliates or subsidiaries, or any director or officer of any of the foregoing, any material damages directly or indirectly in connection with the Offer;

(iv)	which, if successful, in the reasonable discretion of Khan, would be reasonably likely to result in a Material Adverse Effect on Western Prospector or its affiliates or subsidiaries, taken as a whole, if the Offer was consummated; or

(v)	which, if successful, in the reasonable discretion of Khan, would make uncertain the ability of Khan and its affiliates and subsidiaries to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(e)	there shall not be in effect or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition challenging the Offer or preventing the completion of the Offer or the acquisition of Common Shares under the Offer, or any Compulsory Acquisition or Subsequent Acquisition Transaction and there shall not exist any Law, nor shall any Law have been proposed, enacted, entered, modified, amended, promulgated or applied, nor shall there be in effect, pending or threatened any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Entity or other legal restraint or prohibition which would have the effect of prohibiting, restricting, making illegal or imposing material limitations or conditions on (i) the acquisition by, or sale to, Khan of any Common Shares, (ii) the take up or acquisition of Common Shares by Khan, (iii) the issuance and delivery of Khan Common Shares in consideration for Common Shares taken up or acquired by Khan, (iv) the ability of Khan to acquire or hold, or exercise full rights of ownership of, any Common Shares, (v) the ownership or operation or effective control by Khan of any material portion of the business, property, assets, licenses or permits of Western Prospector or its affiliates or subsidiaries or to compel Khan or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business, property, assets, licenses or permits of Western Prospector or any of its affiliates or subsidiaries as a result of the Offer, or (vi) the ability of Khan and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)	Khan shall not have become aware of any adverse claims, impairments, rights, interests, limitations or other restrictions or rights of expropriation of any kind whatsoever not specifically and publicly disclosed by Western Prospector prior to May 11, 2008, being the date of Khan’s announcement of the Offer, in respect of any of Western Prospector’s properties, assets, licenses or permits including any mineral rights or concessions;

(g)	Khan shall have determined, in its reasonable discretion, that none of the following shall exist or shall have occurred (which has not been cured or waived), or is threatened, (i) any property, right, franchise, concession, permit or licence of Western Prospector or of any of its affiliates or subsidiaries has been or may be impaired or otherwise adversely affected, whether as a result of the making of the Offer, taking up and paying for Common Shares deposited under the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise, on a basis which might reduce the expected economic value to Khan of the acquisition of Western Prospector or make it inadvisable for Khan to proceed with the Offer and/or with taking up and paying for Common Shares deposited under the Offer, or (ii) any covenant, term or condition in any of the notes, bonds, mortgages, indentures, licences, leases, contracts, agreements or other instruments or obligations to which Western Prospector or any of its affiliates or subsidiaries is a party or to which they or any of their properties or assets are subject that might reduce the expected economic value to Khan of the acquisition of Western Prospector or make it inadvisable for Khan to proceed with the Offer and/or taking up and paying for Common Shares deposited under the Offer, and/or completing a Compulsory Acquisition or Subsequent Acquisition Transaction (including, but not limited to, any default, right of termination, acceleration, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of Khan taking up and paying for Common Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction);

(h)	Khan shall have determined in its sole discretion that none of Western Prospector, any of its affiliates or subsidiaries, or any Governmental Entity or third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by Western Prospector prior to May 11, 2008), which might reduce the expected economic value to Khan of the acquisition of Western Prospector or make it inadvisable for Khan to proceed with the Offer and/or with the taking up and paying for Common Shares under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, including without limiting the generality of the foregoing: (i) any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Western Prospector or any of its affiliates (other than any such sale, disposition or other dealing between Western Prospector and any affiliate of Western Prospector or in the ordinary course of business consistent with past practice), any issuance of securities (other than in connection with the exercise of Options, Warrants or other securities (other than SRP Rights) of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares existing on May 11, 2008, in accordance with their terms specifically and as publicly disclosed prior to May 11, 2008) or options or rights to purchase securities, the payment of any dividends or other distributions or payments (except in the ordinary course of business consistent with past practice), any acquisition or transaction causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of outstanding Common Shares or other securities of Western Prospector or any of its subsidiaries, any incurrence of material debt or project financing or material steps in furtherance of the foregoing, any acquisition from a third party of assets (except in the ordinary course of business consistent with past practice) or securities by Western Prospector or any of its affiliates, any reorganization of Western Prospector and its affiliates, or any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Western Prospector or any of its affiliates or any capital expenditure by Western Prospector or any of its affiliates not in the ordinary course of business and consistent with past practice, the making of or committing to make any capital expenditure by Western Prospector or any of its affiliates or subsidiaries (other than in the ordinary course of business consistent with past practice or in accordance with plans specifically and publicly disclosed by Western Prospector prior to May 11, 2008), the waiving, releasing, granting, transferring, extinguishing, expropriation or amending of any rights of material value under (A) any existing material contract in respect of any material joint ventures or material properties or projects, or (B) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document (other than in the ordinary course of business consistent with past practice and only if so doing would not have a Material Adverse Effect on Western Prospector or any of its affiliates or subsidiaries); (ii) any change to Western Prospector’s notice of articles, articles or other constating documents; (iii) adopting, establishing or entering into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of Western Prospector’s or its affiliates’ or subsidiaries’ employees, consultants, officers or directors not specifically and publicly disclosed by Western Prospector prior to May 11, 2008; (iv) adopting, establishing or entering into, or amending or making on or after May 11, 2008 grants or awards pursuant to any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants, officers or directors of Western Prospector or any of its affiliates or subsidiaries, whether or not as a result of or in connection with the transactions contemplated by the Offer and Circular; (v) except as may be required by Law, taking any action to adopt, establish, terminate or amend any employee benefit plan of Western Prospector or any of its affiliates or subsidiaries; or (vi) any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Western Prospector, or any agreement to engage in any of the foregoing;

(i)	Khan shall have determined, in its reasonable discretion, that there does not exist and that there shall not have occurred any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after May 11, 2008, that has or may have a Material Adverse Effect on Western Prospector and its affiliates or subsidiaries, taken as a whole and that the Offer, if consummated, shall not trigger a Material Adverse Effect on Western Prospector and its affiliates and subsidiaries, taken as a whole and Khan shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after May 11, 2008, that, in the reasonable discretion of Khan, has had or may have a Material Adverse Effect on Western Prospector and its affiliates and subsidiaries, taken as a whole;

(j)	Khan shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of Western Prospector with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States or elsewhere, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or technical report (or executive summary thereof), press release or any other document so filed by Western Prospector, and Western Prospector shall have disclosed all material changes in relation to Western Prospector which occurred prior to May 11, 2008 in a non-confidential material change report filed with the British Columbia Securities Commission prior to May 11, 2008; and

(k)	there shall not have occurred or been threatened on or after the date of the Offer: (i) any general suspension of trading in, or limitation on prices for, securities on the TSXV or the TSX; (ii) any extraordinary or material adverse change in the financial markets in Canada or the United States; (iii) any change in the general political, market, economic, social or financial conditions in any country that could, in the reasonable discretion of Khan, have a Material Adverse Effect on Western Prospector and its affiliates and subsidiaries, taken as a whole;

(iv) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that, in the reasonable discretion of Khan, might affect the extension of credit or project financing by banks or other lending institutions in Canada, the United States or Mongolia; (v) a commencement of war or armed hostilities or other national or international calamity involving Canada, the United States or Mongolia; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

The foregoing conditions are for the exclusive benefit of Khan and may be waived by it in whole or in part at any time and from time to time without prejudice to any other rights which Khan may have. The foregoing conditions may be asserted by Khan regardless of the circumstances giving rise to any such assertion, including any action or inaction by Khan. The failure by Khan at any time to exercise any of the foregoing rights shall not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time.

The foregoing conditions are subject to Khan’s notification obligations with respect to changes in the information contained in the Offer and Circular that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, as described in Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

Any waiver of a condition or the termination or withdrawal of the Offer shall be deemed to have been given and to be effective upon written notice or other communication confirmed in writing by Khan to that effect to the Depositary at its office in Toronto, Ontario. Forthwith after giving any such notice, Khan will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Laws, will cause the Depositary as soon as is practicable thereafter to notify the Shareholders in the manner set forth under “Notices and Delivery” in Section 10 of the Offer, and will provide a copy of the aforementioned notice to the TSXV and the TSX. If the Offer is withdrawn, Khan will not be obligated to take up, accept for payment or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all certificates for Deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5.	Extension, Variation or Change in the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, subject to extension or variation in Khan’s sole discretion unless the Offer is withdrawn by Khan.

Subject to the limitations hereafter described, Khan reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Date or the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its office in Toronto, Ontario, and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, “Notices and Delivery”, to all registered Shareholders whose Common Shares have not been taken up prior to the extension or variation. Khan shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSXV and the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Toronto, Ontario.

Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of one or more of the conditions provided in Section 4 of the Offer, “Conditions of the Offer”), the Offer will not expire before 10 days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by any Governmental Entities.

If, prior to the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Khan or of an affiliate of Khan), Khan will give written notice of such change to the Depositary at its office in Toronto, Ontario and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth under “Notices and Delivery” in Section 10 of the Offer, to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Laws. As soon as possible after giving notice of a change in information to the

Depositary, Khan will make a public announcement of the change in information to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSXV and the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario.

Notwithstanding the foregoing but subject to applicable Laws, the Offer may not be extended by Khan if all of the terms and conditions of the Offer, except those waived by Khan, have been fulfilled or complied with, unless Khan first takes up all Common Shares then deposited under the Offer and not withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Khan in accordance with the terms hereof, subject to Section 7 of the Offer, “Withdrawal of Deposited Common Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by Khan of any of its rights set out under “Conditions of the Offer” in Section 4 of the Offer.

If, prior to the Expiry Time, the consideration being offered for the Common Shares under the Offer is increased, such increased consideration will be paid to each of the depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

6.	Take Up and Payment for Deposited Common Shares

If all the conditions referred to under “Conditions of the Offer” in Section 4 of the Offer have been fulfilled or waived by Khan at or prior to the Expiry Time, Khan will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than 10 days after the Expiry Time. Any Common Shares taken up under the Offer will be paid for promptly, and in any event not more than three business days after taking up such Common Shares. Subject to applicable Laws, any Common Shares deposited under the Offer after the first date on which Common Shares have been taken up by Khan under the Offer but prior to the Expiry Time will be taken up and paid for within 10 days of such deposit.

Khan will be deemed to have taken up and accepted for payment Common Shares validly deposited and not properly withdrawn under the Offer if, as and when Khan gives written notice or other communication confirmed in writing to the Depositary at its office in Toronto, Ontario to that effect. Subject to applicable Laws, Khan expressly reserves the right in its sole discretion to delay taking up and paying for any Common Shares or to, on or after the initial Expiry Time, withdraw or terminate the Offer and not take up or pay for any Common Shares if any condition specified under “Conditions of the Offer” in Section 4 of the Offer is not fulfilled or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its office in Toronto, Ontario.

Khan also expressly reserves the right, in its sole discretion, to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable Laws or government regulatory approval. Khan will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer and not withdrawn.

Khan will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient share certificates representing the Khan Common Shares for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by Khan or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by Khan, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from Khan and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

Settlement with each Shareholder who has deposited Common Shares pursuant to the Offer will be made by the Depositary forwarding a share certificate representing the Khan Common Shares (or cheque(s) for the net proceeds of any such Khan Common Shares, less any brokerage commissions, other expenses and applicable withholding taxes, in the case of certain US Holders (see “Notice to Shareholders in the United States” above)) to which the depositing Shareholder is entitled. Unless otherwise directed in the Letter of Transmittal, share certificates representing the Offer Consideration (or cheque(s) for the net proceeds of any such Khan Common Shares, less any brokerage commissions, other than expenses and applicable withholding taxes, in the case of certain US Holders) will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the certificates representing the Khan Common Shares (or cheque(s), if applicable) for pick-up by checking the appropriate box in the Letter of Transmittal, such share certificates (or cheque(s), if applicable) will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate(s) representing Khan Common Shares (or cheque(s), if applicable) will be sent to the address of the holder as shown on the securities registers maintained by or on behalf of Western Prospector. Certificates representing Khan Common Shares (or cheque(s), if applicable) mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary (other than brokerage commissions and other expenses in connection with the sale of Khan Common Shares on behalf of Ineligible US Shareholders over the facilities of the TSX).

7.	Withdrawal of Deposited Common Shares

Except as otherwise stated in this Section 7 of the Offer or otherwise required by applicable Laws, all deposits of Common Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Common Shares have been taken up by Khan under the Offer;

(b)	if the Common Shares have not been paid for by Khan within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Khan or of an affiliate of Khan), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days, or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Governmental Entities) and only if such deposited Common Shares have not been taken up by Khan at the date of the notice.

Withdrawals of Common Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually physically received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Common Shares which are to be withdrawn; and (c) must specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution.

Alternatively, if Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

A withdrawal of Common Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual physical receipt by the Depositary of the properly completed and executed written notice of withdrawal.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by Khan in its sole discretion, and such determination will be final and binding. Neither the Depositary, Khan nor any other person shall be under any duty or obligation to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If Khan extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to Khan’s other rights, Common Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of Khan and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Laws.

Withdrawals cannot be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in the provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 27 of the Circular, “Statutory Rights”.

8.	Return of Deposited Common Shares

Any deposited Common Shares that are not taken up and paid for by Khan pursuant to the terms and conditions of the Offer for any reason will be returned, at Khan’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Common Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Western Prospector, or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in “Manner of Acceptance — Acceptance by Book-Entry Transfer” in Section 3 of the Offer, such Common Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

9.	Changes in Capitalization; Adjustments; Liens

If, on or after the date of the Offer, Western Prospector should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or disclose that it has taken or intends to take any such action, then Khan may, in its sole discretion and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change. See “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by Khan free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares. If, on or after the date of the Offer, Western Prospector should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Khan or its nominee or transferee on the securities registers maintained by or on behalf of Western Prospector in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer), (a) in the case of cash dividends, distributions or payments, the amount of dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of Khan until Khan pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the Offer Consideration per Common Share payable by Khan pursuant to the Offer, the purchase price per Common Share, as the case may be, pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, securities, property, rights, assets or other interests, the whole of any such non-cash dividends, distributions, payments, securities, property, rights, assets or other interests shall be received and held by the depositing Shareholder for the account of Khan and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Khan, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an aggregate amount that exceeds the Offer Consideration per Common Share payable by Khan pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of Khan and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of Khan, accompanied by appropriate documentation of transfer. Pending such remittance, Khan will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire Offer Consideration payable by Khan under the Offer or deduct from the Offer Consideration payable by Khan under the Offer the amount or value thereof, as determined by Khan in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not discussed under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular or “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular.

10.	Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by Khan or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their respective addresses as shown on the securities registers maintained by or on behalf of Western Prospector and, unless otherwise specified by applicable Laws, will be deemed to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing.

Except as otherwise required or permitted by applicable Laws, if mail service is interrupted or delayed following mailing, Khan intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable Laws, if post offices in Canada or the United States are not open for the deposit of mail, any notice which Khan or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if: (a) it is given to the TSXV for dissemination through their facilities; (b) it is published once in the National Edition of The Globe and Mail or The National Post, together with either the New York Times or The Wall Street Journal, and in La Presse in Québec; or (c) it is given to the Canada News Wire Service and the Dow Jones News Service for dissemination through its facilities.

The Offer and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered holders of Common Shares by first class mail, postage prepaid, or made in such other manner as is permitted by applicable Laws and Khan will use its reasonable efforts to furnish such documents to investment advisors, stock brokers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear in the securities registers maintained by or on behalf of Western Prospector in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares when such listings are received.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario office of the Depositary specified in the Letter of Transmittal or in the Notice of Guaranteed Delivery, as applicable.

11.	Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates and any other relevant documents will not be mailed if Khan determines that delivery thereof by mail may be delayed. Persons entitled to such certificate(s) and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for Common Shares were delivered until such time as Khan has determined that delivery by mail will no longer be delayed. Khan shall provide notice of any such determination and in accordance with Section 10 of the Offer, “Notices and Delivery”. Notwithstanding the provisions set out under “Take Up and Payment for Deposited Common Shares” in Section 6 of the Offer, share certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary.

12.	Market Purchases

As of the date hereof, Khan does not intend to acquire, or make or enter into any agreement, commitment or understanding to acquire beneficial ownership of any Common Shares other than under the terms of the Offer. However, the intention of Khan to make purchases may change following the date of the Offer in which case Khan may acquire or cause an affiliate to acquire at any time prior to the Expiry Time, if and to the extent that market conditions, the trading price of the Common Shares and other factors make it desirable for Khan to complete such purchases, Common Shares by making purchases through the facilities of the TSXV, provided, however, in no event will Khan make any such purchases of Common Shares until the third business day following the date of the Offer and Khan shall comply with the following requirements under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504 in the event of any such change in intention:

(a)	such intention shall be stated in a news release issued and filed at least one business day prior to making such purchases;

(b)	the number of Common Shares beneficially acquired shall not exceed 5% of the outstanding Common Shares as of the date of the Offer;

(c)	the purchases shall be made in the normal course through the facilities of the TSXV;

(d)	Khan shall issue and file a news release containing the information required under Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504, as applicable, immediately after the close of business of the TSXV on each day on which Common Shares have been purchased; and

(e)	the broker involved in such trades shall provide only customary broker services and receive only customary fees or commissions, and no solicitation shall be made by Khan, the seller or their agents.

Purchases pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Deposit Condition has been fulfilled.

Although Khan has no present intention to sell Common Shares taken up under the Offer, Khan reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time, subject to compliance with Section 2.7(2) of MI 62-104 or Section 93.4(2) of the Securities Act (Ontario), as amended, supplemented or replaced from time to time, as applicable.

For the purposes of this Section 12, the term “Khan” includes Khan and any person acting jointly or in concert with Khan.

13.	Other Terms of the Offer

(a)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(b)	In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Khan by brokers or dealers licensed under the laws of such jurisdiction.

(c)	Khan reserves the right to transfer to one or more affiliates of Khan the right to purchase all or any portion of the Common Shares deposited under the Offer, but any such transfer will not relieve Khan of its obligation under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment pursuant to the Offer.

(d)	No broker, dealer or other person has been authorized to give any information or make any representation on behalf of Khan not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Khan or the Depositary for the purposes of the Offer.

(e)	The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

(f)	Khan, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

(g)	Khan reserves the right to waive any defect in acceptance with respect to any particular Common Shares or any particular Shareholder. There shall be no duty or obligation of Khan, the Depositary or any other person to give notice of any defect or irregularity in the deposit of any Common Shares or in any notice of withdrawal and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

(h)	The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Khan may, in Khan’s sole discretion, take such action as Khan may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: May 12, 2008
KHAN RESOURCES INC.

by	(signed) Martin Quick
Martin Quick
President and Chief Executive Officer

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated May 12, 2008 by Khan to purchase all of the issued and outstanding Common Shares. The terms and conditions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Capitalized terms used in this Circular but not otherwise defined herein, are defined and have the meanings set out in the Glossary, unless the context otherwise requires.

Unless otherwise indicated, the information concerning Western Prospector contained in the Offer and Circular has been taken from or is based upon publicly available documents and records on file of Western Prospector with Canadian securities regulatory authorities and other public sources available at the time of the Offer. Although Khan has no knowledge that would indicate that any statements contained herein relating to Western Prospector taken from or based upon such documents and records are untrue or incomplete, neither Khan nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Western Prospector to disclose events or facts that may have occurred or which may affect the significance or accuracy of any such information but that are unknown to Khan. Unless otherwise indicated, information concerning Western Prospector is given as at April 25, 2008.

1.	Khan

Khan is a Canadian-based mineral exploration and development company engaged in the acquisition, exploration and development of uranium in Mongolia. Khan’s current uranium exploration and development projects, one of which was previously in production, are located in the Dornod district of northeastern Mongolia, a district that contains a number of known uranium deposits. Khan’s assets consist of its interest in the Dornod Uranium Property, which is held through a 58% interest in an open pit mine and approximately two-thirds of an underground deposit (the “Main Dornod Property”) and a 100% interest in an exploration license in respect of approximately 243 hectares contiguous with the Main Dornod Property (the “Additional Dornod Property” and together with the Main Dornod Property, collectively the “Dornod Uranium Property”). For additional information, reference is made to Khan’s Annual Information Form incorporated by reference herein, a copy of which is available on SEDAR at www.sedar.com.

Khan is a corporation existing under the Business Corporations Act (Ontario). Khan’s head office is located at Suite 1007, 141 Adelaide Street West, Toronto, Ontario M5H 3L5 and its registered office is located at 1 First Canadian Place, 44th Floor, Toronto, Ontario M5X 1B1. Khan’s Mongolian headquarters is located at Room 13, Sky Plaza Centre, 14 Olympic Street, Ulaanbaatar 48, Mongolia.

Khan is a reporting issuer in each of the Provinces of British Columbia, Ontario, Alberta, Saskatchewan and Manitoba. The Khan Common Shares are listed and posted for trading on the TSX under the symbol “KRI”. On May 9, 2008, the last trading day prior to Khan’s announcement of the commencement of the Offer by way of advertisement, the closing price of the Khan Common Shares on the TSX was $0.95. See Section 9 of the Circular, “Certain Information Concerning Khan and its Shares”. See also “Background to the Offer” in Section 3 of the Circular and “Strategic Rationale and Benefits of the Offer and Proposed Combination” in Section 4 of the Circular.

For further information regarding Khan, reference is made to Khan’s filings with the Canadian securities regulatory authorities available on SEDAR at www.sedar.com. See also “Documents Incorporated by Reference” in Section 10 of the Circular.

2.	Western Prospector

Western Prospector and its subsidiaries are in the business of acquiring, exploring and developing mineral properties. All of Western Prospector’s mineral property interests, consisting of various uranium and coal properties, are located in Mongolia. Western Prospector is focused primarily on the Gurvanbulag uranium project, located in northeastern Mongolia, in a region of established infrastructure. The Gurvanbulag uranium project is located only approximately 35 kms away from Khan’s Dornod Uranium Property. One of the Gurvanbulag uranium deposits, Gurvanbulag Central, was previously readied for production by former Russian operators prior to 1991. In addition to a mine development program at Gurvanbulag Central, Western Prospector is conducting an exploration program designed to expand its resources in known open-ended uranium deposits and to drill for targets which hold potential for additional uranium.

Western Prospector was incorporated under the Company Act (British Columbia) on April 3, 1998 under the name “Western Prospector Group Ltd.”. On May 30, 2005, Western Prospector filed a transition application with the Registrar of Companies for British Columbia and transitioned under the BCBCA under the name “Western Prospector Group Ltd.”. Western Prospector’s head office is located at Suite 400, 601 West Broadway, Vancouver, British Columbia V5Z 4C2 and its registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

Western Prospector is a reporting issuer in each of the Provinces of British Columbia, Ontario and Alberta. The Common Shares are listed and posted for trading on the TSXV under the symbol “WNP”. On May 9, 2008, the last trading day prior to Khan’s announcement of the commencement of the Offer by way of advertisement, the closing price of the Common Shares on the TSXV was $0.50.

See “Background to the Offer” in Section 3 of the Circular and “Strategic Rationale and Benefits of the Offer and Proposed Combination” in Section 4 of the Circular.

For further information regarding Western Prospector, reference is made to Western Prospector’s filings with the Canadian securities regulatory authorities available on SEDAR at www.sedar.com.

3.	Background to the Offer

During the Soviet regime in Mongolia, the Gurvanbulag and Dornod deposits, located in the area known as the Saddle Hills region, were developed together with common mining infrastructure. Commencing in 1985 and ending in the mid-1990’s, the Soviets mined ore from Dornod and shipped it to Siberia for processing. Following the abandonment of the Saddle Hills region by the Soviets, the predecessors in interest to both Khan and Western Prospector secured the exploration and, in Khan’s case, mining licence 237A, to the deposits located in the Saddle Hills region. In 2005, Western Prospector traded Exploration Licence 9282X to Khan in exchange for 400,000 common shares of Khan. At that time, the two companies executed a confidentiality agreement covering property acquisitions in Mongolia.

Since the fall of 2006, the board of directors of Khan has actively been considering and attempting to engage Western Prospector in discussions relating to a possible business combination of Khan and Western Prospector or for joint development of uranium resources in the Saddle Hills region. The logic for the initiative stems from the historical development of the Saddle Hills region, the contiguous nature of Khan’s and Western Prospector’s land positions and the synergies available in developing their respective deposits jointly.

In September 2006, Martin Quick, the Chief Executive Officer of Khan, first raised with John Brock, then Chief Executive Officer of Western Prospector, the possibility of a business combination or alternately an agreement on a strategic alliance regarding infrastructure and processing facilities in Mongolia. Discussions did not, however, progress at that time.

In June 2007, Mr Quick resumed discussions with Mr. Brock regarding a potential transaction or alliance. A further meeting was held on August 9, 2007, between Messrs. Quick and Brock. On October 3, 2007, a decision was made and announced by both companies to proceed with a study prepared by an independent third party to analyze the potential economic benefits of infrastructure sharing and a shared processing facility for the Dornod and Gurvanbulag projects. Throughout this period, Mr. Quick continued to have contact with senior Western Prospector management regarding a potential strategic alliance or business combination.

In November 2007, Mr. Quick had a telephone conversation with Mr. Eric Bohren, the newly appointed President and Chief Executive Officer of Western Prospector, to discuss the findings of the report. Mr. Bohren requested time to further evaluate the report and to seek comments from his operating executives.

On December 5, 2007, Mr. Jim Doak, Chair of the board of directors of Khan, indicated to Mr. Charles Pullen, Chief Financial Officer of Western Prospector, Khan’s willingness to discuss a possible business combination and the anticipated positive impact of combining operations for the shareholders of both companies.

Over the next three months, Mr. Quick had a series of telephone conversations with Mr. Bohren in which Mr. Bohren expressed concerns about certain details of the report but the underlying logic of infrastructure and process facility sharing was not disputed.

On March 2, 2008, Messrs. Doak, Quick, Bohren and Pullen had a dinner meeting to continue discussions. It was agreed at that meeting to solicit a proposal from an independent consulting firm to undertake a comparative economic valuation of both projects. A firm was selected and a proposal was made by that firm shortly afterwards. In a telephone conversation with Mr. Quick, Mr. Bohren then declined his firm’s participation but suggested continued co-operation between the two companies on joint road and electricity development.

Subsequently, Khan’s board of directors met to consider its options in respect of Western Prospector. Given the failure to progress discussions with Western Prospector, Khan’s board of directors authorized management to investigate proceeding with an offer to acquire all of the outstanding shares of Western Prospector.

On May 10, 2008, Khan’s board of directors authorized the Offer and the making and announcement thereof to Shareholders of Western Prospector.

The Offer was announced by press release on May 11, 2008 and was commenced by advertisement on May 12, 2008.

4.	Strategic Rationale and Benefits of the Offer and Proposed Combination

Khan believes that Shareholders will enjoy the following significant benefits under the Offer:

•	Generous Premium. Based on the volume weighted average price of the Khan Common Shares on the TSX for the 20 trading days ending on May 9, 2008, the last trading day prior to Khan’s announcement of the commencement of the Offer by way of advertisement, the Offer represents a premium of approximately 34% over the volume weighted average price of the Common Shares on the TSXV for the 20 trading days ending on May 9, 2008. The Offer also represents a premium of approximately 30% over the closing price of the Common Shares of Western Prospector on the TSXV on May 9, 2008, based on the closing price of the Khan Common Shares on the TSX on May 9, 2008.

•	Accretive Offer. The Offer is accretive to Shareholders. Western Prospector Shareholders will receive a premium percentage of the Combined Company when calculated and compared solely against the contributed net present value of the respective standalone projects as set out in Table 1 below.

The information presented in Table 1 is derived from information and data contained in the Khan Technical Report and Western Prospector’s most recent technical report entitled “Independent Technical Report on the Results of a Preliminary Economic Assessment — Gurvanbulag Uranium Deposit, Mongolia” dated November 27, 2007, prepared by Micon International Limited (the “2007 Preliminary Economic Assessment”) filed on SEDAR and available at www.sedar.com.

Table 1
Saddle Hills Uranium — Dornod/Gurvanbulag Comparison

		Value
		Gurvanbulag
		Western	Dornod
		Prospector Share	Khan Share
Item	Unit	(100%)	(69%)(1)

Basic Comparison
Total Estimated U3O8 Production	(million lbs U3O8)	19.5	31.0
Initial Capital Cost	(US$ millions)	229	195	(2)
Initial Capital Cost per unit	(US$/lb U3O8)	11.75	6.30
Life of Mine Cash Operating Costs	(US$ millions)	463	623
Cash Operating Cost per unit	(US$/lb U3O8)	24	20
Comparison Using Long Term Uranium Price of US$84/lb U3O8 (per Western Prospector) for both Dornod and Gurvanbulag(3)
Total Project Net Cash Flow	(US$ millions)	643	1,070
Net Present Value at 10%	(US$ millions)	242	469
Net Present Value at 10%	(US$/common share)	4.48 (5)	8.59	(6)
Internal Rate of Return (IRR)	(%)	35	62
Comparison Using Long Term Uranium Price of US$55/lb U3O8 (per Khan) for both Dornod and Gurvanbulag(4)
Total Project Net Cash Flow	(US$ millions)	229	516
Net Present Value at 10%	(US$ millions)	48	198
Net Present Value at 10%	(US$/common share)	0.89 (5)	3.71	(6)
Internal Rate of Return (IRR)	(%)	15	37

(1)	The Dornod Uranium Property consists of the No. 2 and No. 7 deposits. Khan has a 58% joint venture interest in the No. 2 deposit and two-thirds of the No. 7 deposit, and a 100% interest in the remaining one-third of the No. 7 deposit. This gives Khan an overall interest of 69% in the Dornod Uranium Property. The total numbers for the Dornod Uranium Property are not provided in this Table but are set out in the Khan Technical Report.

(2)	This number is calculated by multiplying the total initial capital costs of the Dornod Uranium Property by Khan’s share of 69% and assumes that each of its joint venture partners will contribute its proportionate share of the total initial capital cost.

(3)	Based on the base case long term uranium price used in Western Prospector’s 2007 Preliminary Economic Assessment dated November 27, 2007, filed on SEDAR and available at www.sedar.com. All numbers in this section of Table 1 for Gurvanbulag are extracted from the 2007 Preliminary Economic Assessment. The numbers for Dornod have been calculated using US$84/lb U3O8 in the cash flow model derived from the cash flow table contained in the Khan Technical Report.

(4)	Based on the base case long term uranium price used in the Khan Technical Report dated September 27, 2007, filed on SEDAR and available at www.sedar.com. All numbers in this section of Table 1 for Dornod are extracted from the Khan Technical Report. The numbers for Gurvanbulag have been calculated using US$55/lb U3O8 in a cash flow model derived from the cash flow table contained in the 2007 Preliminary Economic Assessment.

(5)	Calculated on the basis of 54,006,062 issued and outstanding Common Shares as of April 25, 2008.

(6)	Calculated on the basis of 54,143,279 issued and outstanding Khan Common Shares as of May 9, 2008.

In addition to the generous premium and accretive exchange ratio that the Offer represents, as shareholders of the Combined Company, Western Prospector Shareholders will also benefit from the potential upside of the Combined Company. Khan anticipates that the completion of a proposed combination with Western Prospector, if successful, will create a robust uranium mining company with a highly enhanced profile, both in Mongolia and globally. Khan expects that the Combined Company will be better positioned to carry out the development of the Saddle Hills region, with superior economics to both sets of shareholders. Khan believes that the strategic fit of both companies offers greater long-term benefits to shareholders than those available to two separate companies. Specifically, for all shareholders of Khan and Western Prospector, Khan believes that the following additional benefits will arise from the combination of the two companies:

•	Improved Economics. If this proposed business combination is completed, Khan anticipates capital cost savings in excess of US$100 million, resulting from the construction of one common mill (rather than two separate mills) and the sharing of infrastructure. While the common mill would have to include redundant grinding capacity for the treatment of Gurvanbulag ore, the economies of scale and savings in building one mill and tailings treatment facility more than offset this redundancy. Operating cost savings are also expected to be significant, estimated to be in excess of approximately US$2 million per year with a common management and administrative team for both operations. Khan believes that the synergies could also be substantially higher as the life-of-mine plans for all mines are integrated and assets are optimized to achieve maximum cash flow. Corporate general and administrative cost savings, resulting primarily from one corporate office rather than two, are also expected to be significant and are estimated to be in the order of approximately US$2 million per year.

•	Improved Mineral Reserve/Resource Profile. Shareholders will participate in the economics of Khan’s more certain mineral reserves and resources. The graph below demonstrates that if the Offer is completed, the Combined Company will have robust reserves (contributed by Khan) as well as significant upside reserve potential in the form of indicated and inferred resources.

Graph 1
Saddle Hills Uranium — Combined Mineral Profile of Dornod/Gurvanbulag

(1)	Of the 44.4 million lbs of indicated resources representing Khan’s 69% interest in the Dornod Uranium Property, 33.9 million lbs have been upgraded to the probable reserve category.

•	Larger Mongolian Presence and Reduced Development Risk. The Russians initially developed the Gurvanbulag deposit and the Dornod deposit contemporaneously (the Saddle Hills region). The properties were shuttered and abandoned in the mid-nineties due to poor uranium prices. In the redevelopment of the Saddle Hills area, the Government of Mongolia has indicated that they wish to negotiate only with one party. The proposed combination would achieve that purpose. In addition, it is expected that the Combined Company, with increased size and international stature, will be well positioned to effectively negotiate an investment agreement with the Government of Mongolia.

•	Improved Investor Profile. The reserves and resources of the Combined Company would be sufficient to place the Combined Company among the leading international uranium companies. If the acquisition of Western Prospector is successful, the indicated mineral resources attributable to the Combined Company are expected to be in the order of 60 million pounds of U3O8. The enhanced size and economics of the Combined Company is anticipated to attract investors from larger institutional funds. With more shares outstanding and more shareholders over a wider shareholder base, trading liquidity is expected to increase to the benefit of all shareholders.

•	Improved Marketing Profile. As a mid-tier producer, it is expected that production from the Combined Company would be attractive to most international nuclear generators and achieved product prices are expected to be superior as compared to a standalone operation due to multiple mines and greater reliability.

•	Strong Balance Sheet. It is expected that the Combined Company would have working capital (primarily cash and cash equivalents) in the order of approximately US$50 million and would have no long term liabilities. The enhanced financial strength of the Combined Company is expected to reduce the need for additional equity financing in the development/construction of the mines and mill and is expected to result in superior access to debt markets to limit shareholder dilution.

•	Top Operating Management. The Chief Executive Officer of the Combined Company would be Martin Quick. Mr. Quick is an experienced uranium mining executive, formerly with Cameco Ltd., the largest uranium company in the world. Mr. Quick has more than 45 years of experience in the global mining industry and in his positions as Vice President, Operations with Cameco and President & Chief Executive Officer of Cameco’s subsidiary Power Resources Inc., Mr. Quick has led the development of some of the world’s largest uranium mines, including the MacArthur River mine (the largest uranium mine in the world), Rabbit Lake uranium mine, Cigar Lake uranium mine in Canada, and the Smith-Highland and Crow Butte uranium in situ recovery operations in the United States, as well as the Inkai in situ uranium project in Kazakhstan. Mr. Quick also played a key role in managing the Quirke & Stanleigh uranium mines in Elliott Lake for Rio Algom Ltd. as well as the Cluff Lake mine in Saskatchewan for Areva Resources Canada Inc.

Khan’s full-time and experienced management team would continue to be available to drive the project forward while the abilities of all Western Prospector personnel would be assessed to identify candidates that would be encouraged to stay to contribute to the advancement of the Combined Company. In addition, Khan expects that the enhanced stature of the Combined Company would improve the ability to attract the highest quality candidates for new positions.

•	The Time is Now. The Offer is well timed given that both Khan and Western Prospector are poised to incur significant capital expenditures in the near term to continue to develop their properties. If the proposed business combination is completed, the Combined Company will be in a position to complete feasibility studies on the appropriate mill and infrastructure and proceed to order long lead time capital equipment for a combined operation, thereby avoiding costly and unnecessary duplication and delays. Similarly, Khan anticipates that the Combined Company will be more effective in concluding an investment agreement with the Government of Mongolia, a necessary precondition to incurring the significant capital expenditures that are now on the horizon. The timing of the Offer is also appropriate given that the stock market has had time to digest, and reflect in the share trading ratio, the reserve information disclosed in the Khan Technical Report dated September 27, 2007 and the Western Prospector 2007 Preliminary Economic Assessment of November 27, 2007. For all of these reasons, Khan believes that it is the right time to reunite the Dornod and Gurvanbulag deposits as one Saddle Hills uranium project.

5.	Purpose of the Offer and Plans for Western Prospector

The purpose of the Offer is to enable Khan to acquire all of the Common Shares. See also “Acquisition of Common Shares Not Deposited Under the Offer” in Section 20 of the Circular. The acquisition of Western Prospector by Khan, if successful, will enable Khan and Western Prospector to jointly develop the Dornod Uranium Property and Gurvanbulag uranium project through infrastructure sharing and other combined operations in Mongolia. If the Offer is successful, this combination is anticipated to result in certain synergies and cost savings for the Combined Company, as described above under Section 4 of the Circular, “Strategic Rationale and Benefits of the Offer and Proposed Combination”.

The closing price of the Khan Common Shares on the TSX on May 9, 2008, the last trading day prior to Khan’s announcement of the commencement of the Offer by way of advertisement, was $0.95. The closing price of the Common Shares on the TSXV on May 9, 2008 was $0.50. The effect of the Offer is to give to all Shareholders the opportunity to receive 0.685 of a Khan Common Share for every one Common Share held by such Shareholders, representing a premium of approximately 34%, based on the volume weighted average price of the Khan Common Shares on the TSX for the 20 trading days ending on May 9, 2008, over the volume weighted average price of the Common Shares on the TSXV for the 20 trading days ending on May 9, 2008. The Offer also represents a premium of approximately 30% over the closing price of the Common Shares on the TSXV on May 9, 2008, based on the closing price of the Khan Common Shares on the TSX on May 9, 2008.

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of Khan and its affiliates (as that term is defined in the BCBCA), and Khan acquires or is bound to take up and pay for such deposited Common Shares under the Offer, Khan may at its option acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or Khan chooses not to avail itself of such statutory right of acquisition, Khan currently intends to, depending upon the number of Common Shares taken up and paid for under the Offer, pursue other means of acquiring the remaining Common Shares not tendered under the Offer, including by causing one or more special meetings of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Western Prospector and Khan or an affiliate of Khan for the purpose of enabling Khan or an affiliate of Khan to acquire all Common Shares not acquired pursuant to the Offer. There is no assurance that such acquisitions will be completed, in particular if Khan acquires less than 66 2/3% of the outstanding Common Shares on a fully diluted basis under the Offer.

If a Compulsory Acquisition or Subsequent Acquisition Transaction is unavailable or if Khan is unable to promptly obtain required approvals for a Compulsory Acquisition or Subsequent Acquisition Transaction, Khan will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or otherwise, or selling or otherwise disposing of any or all of the Common Shares acquired under the Offer.

If the Offer is successful, Khan intends to conduct a detailed review of Western Prospector and its subsidiaries, including an evaluation of their respective businesses, assets, operations, policies, management, personnel and organizational and capital structure to determine what changes would be desirable in light of such review and the circumstances which then exist. If the Offer is successful, and Khan acquires 100% of the Common Shares on a fully diluted basis, Khan intends to integrate the operations of Western Prospector into the operations of Khan as soon as practicable following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. See “Strategic Rationale and Benefits of the Offer and Proposed Combination” in Section 4 of the Circular.

If permitted by applicable Laws, as soon as practicable following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Khan intends to apply to delist the Common Shares from the TSXV. In addition, if permitted by applicable Laws, Khan intends to cause Western Prospector to cease to be a reporting issuer under the securities Laws of each province of Canada in which it is a reporting issuer. See “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer” in Section 17 of the Circular. See also “Acquisition of Common Shares Not Deposited Under the Offer” in Section 20 of the Circular.

6.	Business Combination and Other Risks

The combination of the businesses of Khan and Western Prospector is subject to certain risks and uncertainties, including without limitation those set out in this Section 6. Additional risks and uncertainties relating to Khan are discussed or referred to in the Annual Information Form and the management’s discussion and analyses for Khan incorporated by reference herein and available on SEDAR at www.sedar.com. Additional risks and uncertainties relating to Western Prospector are discussed or referred to in the documents filed by Western Prospector with the Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.

The Khan Common Shares issued in connection with the Offer may have a market value different than expected

Khan is offering to purchase Common Shares on the basis of 0.685 of a Khan Common Share for each Common Share. Therefore, each Shareholder would be entitled to receive 0.685 of a Khan Common Share for each Common Share tendered, subject to adjustment for fractional shares. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Khan Common Shares, the market values of the Khan Common Shares and the Common Shares at the time of the take up of Common Shares under the Offer may vary significantly from the values at the date of the Offer and Circular or the date that Shareholders tender their Common Shares. If the market price of Khan Common Shares declines, the value of the consideration received by Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Khan, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market, social and economic conditions, changes in Laws applicable in Mongolia or elsewhere, political changes, commodity price changes and other factors over which Khan has no control. In addition, currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer and Circular or the date that non-Canadian Shareholders tender their Common Shares. These changes may significantly affect the value of the consideration received for tendered Common Shares by non-Canadian Shareholders.

Khan has not verified the reliability of the information regarding Western Prospector included in, or which may have been omitted from, the Offer and Circular

Khan has relied exclusively upon publicly available information and records on file of Western Prospector in connection with the information provided herein. All historical information regarding Western Prospector contained in the Offer and Circular, including all Western Prospector financial information and all pro forma financial information reflecting the pro forma effects of a combination of Western Prospector and Khan which are derived in part from Western Prospector’s financial information, has been derived from Western Prospector’s publicly available information. Any inaccuracy or material omission in Western Prospector’s publicly available information, including the information about or relating to Western Prospector and its business, prospects, condition (financial and otherwise) and assets contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans or prospects of the Combined Company or its business, assets, results of operations and condition (financial or otherwise).

Change of control provisions in Western Prospector’s agreements triggered upon the acquisition of Western Prospector may lead to adverse consequences

Western Prospector may be a party to agreements or arrangements that contain change of control provisions that may be triggered following completion of the Offer, since Khan will hold Common Shares representing a majority of the voting rights of Western Prospector if the Offer is successful. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Western Prospector’s results of operations and financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the business, prospects, assets, results of operations and condition (financial or otherwise) of the Combined Company.

The integration of Khan and Western Prospector may not occur as planned

The anticipated benefits of the Offer will depend in part on whether the properties, assets, operations, systems, management and cultures of each of Western Prospector and Khan can be integrated in an efficient and effective manner, the timing and manner of completion of any Compulsory Acquisition or Subsequent Acquisition Transaction and whether the expected bases or sources of synergies do in fact produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the Combined Company have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of properties and assets, systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the Combined Company, or that the integration of the two companies’ properties, assets, operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, synergies assume certain long-term realized commodity prices. If actual prices fall below such assumed prices, that could adversely affect the synergies to be realized.

The market and listing for Common Shares may be affected

The purchase of any Common Shares by Khan under the Offer will reduce the number of Common Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Common Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Common Shares held by the public. After the purchase of the Common Shares under the Offer, it may be possible for Western Prospector to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of Canada or any other jurisdiction in which it has an insignificant number of Shareholders. See Section 17 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

The rules and regulations of the TSXV establish certain criteria that, if not met, could lead to the delisting of the Common Shares from the TSXV. Among such criteria are the number of shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. Depending on the number of Common Shares purchased under the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. Additionally, to the extent permitted under applicable Laws and TSXV rules, Khan intends to cause Western Prospector to apply to delist the Common Shares from the TSXV as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. If the Common Shares are delisted and Western Prospector ceases to be a “public corporation” for the purposes of the Tax Act, the Common Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, registered disability savings plans and deferred profit sharing plans. Delisting can also have adverse tax consequences to Non-Resident Shareholders of the Common Shares, as described in Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

After the consummation of the Offer, Western Prospector would become a majority-owned subsidiary of Khan and Khan’s interests could differ from those of the Shareholders

After the consummation of the Offer, Khan may, depending on the number of Common Shares taken up by Khan under the Offer, have the power to elect the directors, appoint new management, or approve certain actions requiring the approval of Shareholders, including adopting certain amendments to Western Prospector’s constating documents and approving mergers or sales of Western Prospector’s assets. In particular, after the consummation of the Offer, Khan intends to exercise its statutory right, if available, to acquire all of the Common Shares not deposited pursuant to the Offer or, if such statutory right of acquisition is not available or Khan elects not to pursue such a right of acquisition, Khan may integrate Western Prospector and Khan, by amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction for the purpose of enabling Khan or an affiliate of Khan to acquire all Common Shares not acquired pursuant to the Offer. In any of these contexts, Khan’s interests with respect to Western Prospector may differ from those of any remaining minority Shareholders who do not deposit their Common Shares.

The acquisition of Western Prospector by Khan may not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction

In order for Khan to acquire all of the issued and outstanding Common Shares, it will likely be necessary, following the completion of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Common Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Common Shares. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Common Shares, which could result in the requirement to make a substantial cash or similar payment that could have an adverse effect on Khan’s financial position and liquidity.

The Offer is conditional upon, among other things, the receipt of any consents and approvals from governments, if required

The Offer is conditional upon, among other things, Khan having obtained any government or regulatory approvals, consents and clearances necessary or deemed advisable by Khan including, without limitation, those under applicable competition, merger control, antitrust or other similar laws, if any. See Section 4 of the Offer, “Conditions of the Offer”. Based upon an examination of publicly available information relating to the business of Western Prospector, Khan does not expect the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, to give rise to material competition/antitrust concerns or other regulatory consents or approvals, however, Khan cannot be assured that no such concerns will arise or consents or approvals will be required and, if required, a substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, assets, condition (financial or otherwise) or results of operations of Khan. See Section 18 of the Circular, “Regulatory Matters”.

Khan is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates, and if the business combination is successful, Khan may be exposed to increased environmental costs and liabilities given the operations of Western Prospector

Each of Khan and Western Prospector is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Due to their current stages of development, neither Khan nor Western Prospector has had to establish reserves in respect of possible future environmental reclamation or related liabilities that would be required for a producing company. However, environmental matters cannot be predicted with certainty, and amounts required may be significant, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out compliance on certain sites not initially included in remediation in progress, and the potential liability of each of Khan and Western Prospector to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on the Combined Company’s business, assets, financial position and results of operations.

Khan may not realize the benefits of the Combined Company’s new properties

As part of its strategy, Khan will continue its efforts to explore and develop new properties and will have an expanded portfolio of such properties as a result of the combination with Western Prospector if the Offer is successful. A number of risks and uncertainties are associated with the exploration and development of these types of properties, including exploration, development, political, social, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

Khan may be subject to significant risks associated with its expanded portfolio of properties

If there are significant delays in the exploration, development and production on the expanded portfolio of properties and/or the properties are determined not to be economically viable and/or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on Khan or the Combined Company.

Shareholders of Western Prospector will realize dilution of their interest

As a result of the issuance of Khan Common Shares under the Offer, the Shareholders’ ownership interest in the Combined Company will be diluted, relative to their current ownership interest in Western Prospector. See Section 9 of the Circular, “Certain Information Concerning Khan and Its Shares — Authorized and Outstanding Share Capital”.

The issuance of a significant number of Khan Common Shares and the potential resale of a significant number of such shares on the TSX could adversely affect the market price of Khan Common Shares after the take up of Common Shares under the Offer

If all of the Common Shares are tendered to the Offer, a significant number of additional Khan Common Shares will be available for trading in the public market. In addition, if Shareholders resident in the United States tender Common

Shares to the Offer, certain of the Khan Common Shares that would otherwise have been issued to such Shareholders may be immediately resold through the TSX if Khan is not satisfied that such shares may be delivered to such Shareholders without further action in compliance with applicable securities Laws. Such sales may adversely affect the market price of Khan Common Shares. Moreover, the overall increase in the number of Khan Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Khan Common Shares. The perceived risk of substantial sale of Khan Common Shares, as well as any actual sales of such Khan Common Shares in the public market, could adversely affect the market price of the Khan Common Shares.

Nature of the Securities

The securities of Khan involve a high degree of risk and should be acquired only by investors whose financial resources are sufficient to enable them to assume such risks. Khan’s securities should not be acquired by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of Khan should not constitute a major portion of an investor’s portfolio.

Price and Volatility of Public Stock

The market price of securities of Khan has experienced wide fluctuations which may not necessarily be related to the operating performance, underlying asset values or prospects of Khan. It may be anticipated that any market for Khan Common Shares will be subject to market trends generally and the value of Khan Common Shares on the TSX may be affected by such volatility.

The enforcement of shareholder rights by Shareholders resident in the United States may be adversely affected by the combination of Western Prospector and Khan

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Khan is incorporated under the laws of the Province of Ontario, Canada, that Western Prospector is incorporated under the laws of the Province of British Columbia, Canada, and that a majority of Khan’s officers and directors are residents of Canada and some of Western Prospector’s officers and directors are residents of Canada, the Information Agent and Depositary, as well as some or all of the experts named in this Offer and Circular, are residents of countries other than the United States, and that all or a substantial portion of the assets of Khan and Western Prospector and of the above mentioned persons may be located outside of the United States. You may not be able to sue Khan, Western Prospector, or their respective officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Khan, Western Prospector and their respective affiliates to subject themselves to a US court’s judgment.

Western Prospector and Khan are currently dependent upon their exploration and development properties in Mongolia and any adverse condition affecting those properties or their interests, licenses and permits relating thereto may have a material adverse effect on each company, their respective businesses, prospects, assets, results of operations and condition (financial or otherwise) and the business, prospects, assets, results of operations and condition (financial or otherwise) of the Combined Company

Khan’s exploration and development activities at the Dornod Uranium Property and Western Prospector’s exploration and development activities at the Gurvanbulag project, both located in Mongolia, currently account for all or a majority of each company’s assets. Any adverse condition affecting exploration, development, drilling or mining conditions at the Dornod Uranium Property or the Gurvanbulag project could be expected to have a material adverse effect on Khan and Western Prospector, as applicable, the Combined Company, and the business, assets, prospects, results of operations and condition (financial or otherwise) of the Combined Company. There can be no assurance that Khan’s or Western Prospector’s exploration and development programs at their respective properties will result in any economically viable mining operations or yield mineral reserves or that the combination of their properties will be successful and result in the anticipated synergies and cost savings. In addition, both Khan and Western Prospector are exposed to significant risks of political instability and changes in government Laws in Mongolia. Both companies hold mineral interests in Mongolia that may be adversely affected in varying degrees by political instability, Laws relating to the mining industry and foreign investment therein, and the policies of other nations in respect of Mongolia. Any changes in Laws or shifts in political or social conditions are beyond Khan’s control and may adversely affect its business, the business of Western Prospector or the business of the Combined Company. The operations of Khan, Western Prospector and the Combined Company may be adversely affected in varying degrees by government Laws, including those with respect to restrictions on foreign ownership, production, price controls, export controls, income taxes, expropriation of property, the strategic importance of mineral properties in Mongolia, employment, land use, water use, environmental legislation, land reclamation and mine safety. The Mongolian regulatory environment is in a state of continuing change, and new Laws and requirements may be retroactive in their effect and implementation and could adversely impact the interests of or licenses and permits relating to Khan’s and Western Prospector’s mineral properties in Mongolia. The operations of Khan, Western Prospector and the Combined Company may also be adversely affected in varying degrees by economic and political instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, risk of corruption including violations under US and Canadian foreign corrupt practices statutes, fluctuations in currency exchange rates and high inflation. These and other risks and uncertainties are described in greater detail in Khan’s Annual Information Form available on SEDAR at www.sedar.com, which risks and uncertainties may also impact Western Prospector and its business and assets and the business, assets, results of operations, prospects and condition (financial or otherwise) of the Combined Company.

Additional Risk Factors

In assessing the Offer, Shareholders should also carefully review the risks and uncertainties described in Khan’s Annual Information Form and its management’s discussion and analyses incorporated by reference herein and filed with certain Canadian securities regulatory authorities. In addition, Western Prospector may be subject to risks and uncertainties that may or may not be applicable or material to Khan at the present time, but that may apply to the Combined Company. Risk factors relating to Western Prospector can be found in Western Prospector’s most recent management’s discussion and analysis filed with certain Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.

7.	Source of Offered Consideration

Khan will issue Khan Common Shares to or for the account of Shareholders who tender their Common Shares under the Offer. Fractional Khan Common Shares will not be issued. Where a Shareholder is entitled to receive Khan Common Shares as consideration under the Offer and the aggregate number of Khan Common Shares to be issued to such Shareholder would result in a fraction of a Khan Common Share being issuable, the number of Khan Common Shares to be received by or for the account of such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number. Cash will not be paid in lieu of any fractional Khan Common Shares in any circumstances whatsoever.

Khan will pay certain expenses associated with the Offer including, without limitation, Khan’s legal fees, fees and expenses payable to the Information Agent and Depositary and to the TSX in connection with the listing of the Khan Common Shares to be issued as consideration for Common Shares deposited under the Offer, regulatory filing fees and printing and mailing costs.

8.	Summary Historical and Unaudited Pro Forma Consolidated Financial Information

The tables set out below include a summary of (i) Khan’s historical consolidated financial information as at and for the fiscal years ended September 30, 2007 and 2006 and as at and for the six month periods ended March 31, 2008 and 2007, (ii) Western Prospector’s historical consolidated financial information as at and for the fiscal years ended December 31, 2007 and 2006, and (iii) unaudited pro forma consolidated financial information for Khan as at and for the six-month period ended March 31, 2008 and for the fiscal year ended September 30, 2007. The historical financial information of Khan as at and for the fiscal years ended September 30, 2007 and 2006 has been derived from Khan’s audited consolidated financial statements, and the historical financial information of Khan as at and for the six month periods ended March 31, 2008 and 2007 has been derived from Khan’s unaudited consolidated financial statements, each of which are available on SEDAR at www.sedar.com. The historical financial information for Western Prospector as at and for the fiscal years ended December 31, 2007 and 2006 has been derived from Western Prospector’s audited consolidated financial statements, which are available on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma consolidated financial statements attached as Schedule “A” hereto for information as to how the pro forma consolidated financial statements were derived.

The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Khan and the accompanying notes thereto attached as Schedule “A” to the Offer and Circular. The summary unaudited pro forma consolidated financial statement information for Khan gives effect to the proposed acquisition of Western Prospector as if such had occurred as at March 31, 2008 for the purposes of the pro forma consolidated balance sheet information and as at October 1, 2006 for the purposes of the pro forma consolidated statements of operations for the fiscal year ended September 30, 2007 and the six-month period ended March 31, 2008. In preparing the unaudited pro forma consolidated financial statement information, management of Khan has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Khan and Western Prospector due to the limited publicly available information of Western Prospector. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Khan and accompanying notes included in Schedule “A” to the Offer and Circular.

Summary of Consolidated Financial Information of Khan
(Expressed in United States dollars)
(All dollar amounts are in thousands)

	Year Ended		Six Months Ended
	September 30		March 31
	2007	2006	2008	2007

Consolidated Statement of Operations Data
Revenue	$1,044	$148	$390	$268

Expenses	16,357	3,801	4,412	4,250

Net loss for the period	(13,504)	(2,890)	(3,200)	(3,982)

Loss per share — basic and diluted	(0.28)	(0.08)	(0.06)	(0.09)

	As at September 30		As at March 31
	2007	2006	2008	2007

Consolidated Balance Sheet
Cash	$33,859	$8,767	$32,105	$33,416
Other current assets	3,502	166	922	134
Capital assets, net	578	90	542	148
Assets held for sale	—	12,652	—	—
Mineral interests	5,044	2,080	6,820	15,652

Total assets	$42,983	$23,755	$40,389	$49,350

Current liabilities	$1,323	$470	$880	$692
Long-term liabilities	—	2,667	—	2,667
Shareholders’ equity	41,660	20,618	39,509	45,991

Total liabilities and shareholders’ equity	$42,983	$23,755	$40,389	$49,350

Common shares outstanding (thousands)	54,016	41,425	54,143	51,858

Summary of Consolidated Financial Information of Western Prospector
(Expressed in Canadian dollars)
(All dollar amounts are in thousands)

	Year Ended
	December 31
	2007	2006

Consolidated Statement of Operations Data
Revenue	$1,037	$1,202

Expenses	8,459	6,657

Net loss for the period	7,045	5,455

Loss per share — basic and diluted	(0.14)	(0.13)

	As at December 31
	2007	2006

Consolidated Balance Sheet
Cash	$29,081	$17,902
Other current assets	747	327
Investments	673	376
Capital assets, net	5,639	2,133
Mineral interests	67,759	53,031

Total assets	$103,899	$73,769

Current liabilities	$1,750	$1,840
Shareholders’ equity	102,149	71,929

Total liabilities and shareholders’ equity	$103,899	$73,769

Common shares outstanding (thousands)	54,006	44,363

Summary of Unaudited Pro Forma Consolidated Financial Information of Khan
(Expressed in United States dollars)
(All dollar amounts are in thousands)

	Six Months	Year
	Ended	Ended
	March 31	September 30
	2008	2007

Consolidated Statement of Operations Data
Revenue	$1,138	$1,954

Expenses	6,629	20,347

Net loss for the period	(4,289)	(16,584)

Loss per share — basic and diluted	(0.05)	(0.19)

As at March 31
2008

Consolidated Balance Sheet
Cash	$58,829
Other current assets	1,648
Investments	52
Capital assets, net	6,028
Mineral interests	11,056

Total assets	$77,613

Current liabilities	$2,583
Shareholders’ equity	75,030

Total liabilities and shareholders’ equity	$77,613

9.	Certain Information Concerning Khan and its Shares

Authorized and Outstanding Share Capital

The authorized share capital of Khan consists of an unlimited number of Khan Common Shares. As of May 9, 2008, there were 54,143,279 Khan Common Shares issued and outstanding. As of May 9, 2008, (i) Class E common share purchase warrants (the “Class E Warrants”) to acquire an aggregate of 1,506,668 Khan Common Shares, (ii) agent options to acquire an aggregate of 327,827 Khan Common Shares, and (iii) stock options to acquire an additional 4,227,800 Khan Common Shares, were outstanding. Assuming the exercise of all of the outstanding Class E Warrants, agent options and stock options, the issued and outstanding Khan Common Shares on a fully diluted basis would be, as of May 9, 2008, 60,205,574 Khan Common Shares.

Holders of Khan Common Shares are entitled to receive notice of any meetings of shareholders of Khan, and to attend and to cast one vote per Khan Common Share at all such meetings. Holders of Khan Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Khan Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Khan Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the board of directors of Khan at its discretion and to receive, on a pro rata basis, the net assets of Khan after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Khan Common Shares with respect to dividends or liquidation. The Khan Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Details concerning the Class E Warrants, agent options and stock options of Khan are set out in Khan’s Annual Information Form and its most recent management’s discussion and analysis for the six month period ended March 31, 2008, each of which is incorporated by reference herein and is available on SEDAR at www.sedar.com.

The following table sets forth the number of currently outstanding Khan Common Shares and the number expected to be outstanding upon completion of the Offer, based on certain assumptions as set out in the notes to the pro forma consolidated financial statements of Khan attached as Schedule “A” hereto.

Pro Forma Khan Common Shares Outstanding and Ownership

			% Upon
	# of Khan		Completion of
	Common Shares		the Offer

Khan Common Shares Outstanding
Existing Khan Shareholders (as of March 31, 2008)	54,143,279		59%
Khan Common Shares to be Issued in Offer
Existing Western Prospector Shareholders (as of December 31, 2007)	36,902,402	(1)	41%
TOTAL:	91,045,681		100%

(1)	Assumes the exercise of all outstanding Options and Warrants of Western Prospector that have an exercise price of $0.42 or less per Common Share as of December 31, 2007 (being 450,000 Common Shares issuable upon the exercise of Options, which are the only in-the-money Options and Warrants outstanding).

Consolidated Capitalization

The following table sets forth Khan’s consolidated capitalization as at March 31, 2008, adjusted to give effect to any material changes in the share capital of Khan since March 31, 2008, the date of Khan’s most recent unaudited interim consolidated financial statements, and further adjusted to give effect to the Offer. The table should be read in conjunction with the pro forma consolidated financial statements and notes attached hereto, the unaudited consolidated financial statements of Khan as at and for the six month period ended March 31, 2008, including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Offer and Circular.

		As at March 31, 2008
		After Giving Effect to
	As at March 31, 2008	the Offer
	(in US dollars)	(in US dollars)

Khan Common Shares	61,471	96,992 (1)
(Authorized — unlimited)
Warrants	996	996
Agent’s options	390	390
Contributed surplus	6,853	6,853
(Deficit) retained earnings	(30,201)	(30,201)
Total capitalization	39,509	75,030

(1)	Assumes the exercise of all outstanding Options and Warrants of Western Prospector that have an exercise price of $0.42 or less per Common Share as of December 31, 2007 (being 450,000 Common Shares issuable upon the exercise of Options, which are the only in-the-money Options and Warrants outstanding). See “Authorized and Outstanding Share Capital” above.

Dividend and Dividend Policy

There are no restrictions which prevent Khan from paying dividends. Khan has not paid any dividends on its outstanding Khan Common Shares and does not anticipate paying any dividends in the foreseeable future. The board of directors of Khan, from time to time, on the basis of any earnings and Khan’s financial requirements or any other relevant factors may consider paying dividends in the future when its operational circumstances permit, including earnings, cash flow, financial and legal requirements and business considerations.

Price Range and Trading Volumes of the Khan Common Shares

The Khan Common Shares are listed and posted for trading on the TSX under the symbol “KRI”. The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Khan Common Shares on the TSX.

	TSX Trading
Period	High	Low	Volume
	(Cdn$)	(Cdn$)

2007
May	5.09	4.11	12,097,966
June	4.45	3.70	12,723,259
July	4.29	3.35	11,497,914
August	3.89	1.06	22,265,124
September	2.60	1.65	11,930,851
October	2.98	2.01	10,352,857
November	3.14	1.60	7,458,037
December	1.78	1.24	5,784,435
2008
January	1.68	1.12	4,750,114
February	1.80	1.17	3,345,413
March	1.75	1.22	2,737,578
April	1.30	0.85	1,811,598
May 1-9	0.97	0.85	581,881

Source: TSX Datalinks

The closing price of the Khan Common Shares on the TSX on May 9, 2008, the last trading day prior to Khan’s announcement of the commencement of the Offer by way of advertisement, was $0.95. The closing price of the Common Shares on the TSXV on May 9, 2008 was $0.50. The Offer represents a premium of approximately 34%, based on the volume weighted average price of the Khan Common Shares on the TSX for the 20 trading days ending on May 9, 2008, over the volume weighted average price of the Common Shares on the TSXV for the 20 trading days ending on May 9, 2008. The Offer also represents a premium of approximately 30% over the closing price of the Common Shares on the TSXV on May 9, 2008, based on the closing price of the Khan Common Shares on the TSX on May 9, 2008.

Price Range and Trading Volumes of the Khan Class E Warrants

The Khan Class E Warrants are listed and posted for trading on the TSX under the symbol “KRI.WT”. The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Khan Class E Warrants on the TSX.

	TSX Trading
Period	High	Low	Volume
	(Cdn$)	(Cdn$)

2007
May	3.41	2.80	49,155
June	3.24	2.71	11,600
July	2.83	1.80	20,625
August	2.18	0.50	118,363
September	1.35	0.55	127,337
October	1.50	1.03	100,400
November	1.90	0.75	80,750
December	0.85	0.63	40,300
2008
January	0.79	0.36	21,300
February	1.00	0.36	24,593
March	0.80	0.35	48,349
April	0.50	0.29	15,600
May 1-9	0.12	0.12	9,000

Source: TSX Datalinks

Further details concerning the Class E Warrants of Khan are set out in Khan’s Annual Information Form and its most recent management’s discussion and analysis for the six month period ended March 31, 2008, each of which is incorporated by reference herein and is available on SEDAR at www.sedar.com.

10.	Documents Incorporated by Reference

The following documents of Khan, filed with the various securities commissions or similar regulatory authorities in certain of the provinces of Canada, are specifically incorporated by reference into and form an integral part of the Offer and Circular:

(a)	the Annual Information Form for the fiscal year ended September 30, 2007 dated December 18, 2007;

(b)	the management information circular of Khan dated January 10, 2008 prepared in connection with the annual meeting of shareholders of Khan held on February 14, 2008;

(c)	the audited consolidated financial statements of Khan and the notes thereto as at September 30, 2007 and 2006 and for each of the fiscal years ended September 30, 2007 and 2006, together with the report of the auditors thereon, and management’s discussion and analysis relating thereto; and

(d)	the comparative unaudited consolidated financial statements of Khan and the notes thereto as at March 31, 2008 and for the six month periods ended March 31, 2008 and 2007, together with the management’s discussion and analysis relating thereto.

Information has been incorporated by reference in the Offer and Circular from documents filed with certain securities commissions or similar regulatory authorities in Canada. Copies of these documents may be obtained on request without charge from the Corporate Secretary of Khan, 141 Adelaide Street West, Suite 1007, Toronto, Ontario M5H 3L5, telephone 416-360-3405 or may be obtained on SEDAR at www.sedar.com.

All material change reports (excluding confidential reports), financial statements (including any report of the auditor, where applicable), management’s discussion and analysis, annual information forms, information circulars and business acquisition reports filed by Khan with securities commissions or similar regulatory authorities in the provinces of Canada after the date of the Circular and before the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular. Other than the announcement of the Offer, Khan is not aware of any information that indicates any material change in the affairs of Khan since the date of the last published financial statements of Khan.

Any statement contained in the Offer and Circular or a document incorporated or deemed to be incorporated by reference in the Offer and Circular shall be deemed to be modified or superseded for purposes of the Offer and Circular to the extent that a statement contained in the Offer and Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Offer and Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of the Offer and Circular, except as so modified or superseded.

Information contained in or otherwise accessed through Khan’s website, www.khanresources.com, or any other website does not form part of the Offer and Circular. All such references to Khan’s website are inactive textual references only.

11.	Ownership of and Trading in Shares of Western Prospector

No Common Shares, Warrants, Options or other securities of Western Prospector are beneficially owned, directly or indirectly, nor is control or direction exercised over any of such securities, by Khan or its directors or officers. To the knowledge of Khan, after reasonable inquiry, no Common Shares, Warrants, Options or other securities of Western Prospector are beneficially owned, directly or indirectly, nor is control or direction exercised over any such securities, by any associate or affiliate of a director or officer of Khan, any person or company holding more than 10% of any class of equity securities of Khan, any other insider of Khan, or any person or company acting jointly or in concert with Khan.

Neither Khan nor any director or officer of Khan or, to the knowledge of Khan after reasonable enquiry, any of the other persons referred to in the foregoing paragraph, has purchased or sold any securities of Western Prospector during the six months preceding the date hereof, except for Mr. Martin Quick, the President and Chief Executive Officer of Khan, who purchased 5,000 Common Shares at $0.75 per share on January 16, 2008 and who sold 5,000 Common Shares at $1.05 per share on February 29, 2008. There is no person acting “jointly or in concert” with Khan in connection with the transactions described in the Offer and this Circular.

12.	Commitments to Acquire Shares of Western Prospector

Neither Khan nor any of its directors or officers or, to the knowledge of Khan, after reasonable enquiry, any associate or affiliate of any such director or officer, any person or company holding more than 10% of any class of equity securities of Khan, any other insider of Khan, or any person or company acting “jointly or in concert” with Khan, has entered into any commitments to acquire any equity securities of Western Prospector, except as otherwise disclosed in the Offer and Circular.

13.	Arrangements, Agreements or Understandings

Except as otherwise disclosed in the Offer and Circular, there are (a) no agreements, commitments or understandings made or proposed to be made between Khan and any of the directors or officers of Western Prospector; and (b) no agreements, commitments or understandings, formal or informal, between Khan and any securityholder of Western Prospector with respect to the Offer, or between Khan and Western Prospector or between Khan and any other person or company with respect to any securities of Western Prospector in relation to the Offer.

14.	Benefits from the Offer

To the knowledge of Khan, there are no direct or indirect benefits of accepting or refusing to accept the Offer, that will accrue to any director or senior officer of Western Prospector, to any associate of a director or senior officer of Western Prospector, to any person or company holding more than 10% of any class of equity securities of Western Prospector or to any person acting “jointly or in concert” with Khan, other than those that will accrue to Shareholders generally. Certain Options, Warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares that are not currently convertible into or exchangeable or exercisable for Common Shares may become convertible into or exchangeable or exercisable for Common Shares upon the completion of the Offer and certain officers or employees of Western Prospector may be entitled to additional compensation or benefits under employment or management contracts in connection with the completion of the Offer.

15.	Material Changes and Other Information Concerning Western Prospector

Khan has no information that indicates any material change in the affairs of Western Prospector has occurred since the date of the last published financial statements of Western Prospector, other than the making of this Offer by Khan and such other material changes as have been publicly disclosed by Western Prospector. Khan has no knowledge of any material fact concerning securities of Western Prospector that has not been generally disclosed by Western Prospector or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

16.	Certain Information Concerning Western Prospector and its Shares

Authorized and Outstanding Capital

Based on publicly available information, the authorized share capital of Western Prospector is comprised of an unlimited number of Common Shares without par value. As of April 25, 2008, based on the information contained in Western Prospector’s audited annual consolidated financial statements for the fiscal year ended December 31, 2007, there were 54,006,062 Common Shares issued and outstanding.

Khan understands that as at April 25, 2008, based on the information contained in Western Prospector’s audited annual consolidated financial statements for the fiscal year ended December 31, 2007, Western Prospector had Options outstanding which, if exercised on that date, would give rise to the issuance of 4,040,500 Common Shares and Warrants outstanding which, if exercised on that date, would give rise to the issuance of 402,499 Common Shares. Based exclusively on publicly available information, Khan understands that there are no other rights, agreements or commitments of any nature requiring the issuance, sale or transfer by Western Prospector of any Common Shares or any securities convertible into, or exchangeable or exercisable for, or that otherwise evidence a right to acquire any Common Shares, except the SRP Rights.

Dividends and Dividend Policy

Based solely on publicly available information, Western Prospector has not declared or paid any dividends in the three fiscal years preceding the date of the Offer, and, as of April 25, 2008, no dividends had been declared or paid since the beginning of 2008 based on the information disclosed in Western Prospector’s annual audited consolidated financial statements for the fiscal year ended December 31, 2007. According to publicly available information, dividends are payable to holders of Common Shares out of profits and surplus available for dividends, on declaration by the Board of Directors from time to time.

Price Range and Trading Volumes of the Common Shares

The Common Shares of Western Prospector are listed and posted for trading on the TSXV under the symbol “WNP”. The following table sets forth, for the periods indicated, the reported high and low daily prices and the aggregate volume of trading of the Common Shares on the TSXV.

	TSXV Trading
Period	High	Low	Volume
	(Cdn$)	(Cdn$)

2007
November	2.24	1.12	2,871,191
December	1.48	0.80	6,476,504
2008
January	1.09	0.66	1,836,343
February	1.15	0.65	5,675,508
March	0.90	0.51	3,022,010
April	0.60	0.48	6,367,042
May 1-9	0.53	0.48	792,650

Source: Info TSX Venture

The closing price of the Khan Common Shares on the TSX on May 9, 2008, the last trading day prior to Khan’s announcement of the commencement of the Offer by way of advertisement, was $0.95, and the closing price of the Common Shares on the TSXV on May 9, 2008 was $0.50. The Offer represents a premium of approximately 34%, based on the volume weighted average price of the Khan Common Shares on the TSX for the 20 trading days ending on May 9, 2008, over the volume weighted average price of the Common Shares on the TSXV for the 20 trading days ending on May 9, 2008. The Offer also represents a premium of approximately 30% over the closing price of the Common Shares on the TSXV on May 9, 2008, based on the closing price of the Khan Common Shares on the TSX on May 9, 2008.

17.	Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

The purchase of Common Shares by Khan under the Offer will reduce the number of Common Shares that might otherwise trade publicly and may reduce the number of holders of Common Shares and, depending on the number of Common Shares purchased by Khan under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

The rules and regulations of the TSXV establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of Common Shares from the TSXV. Among such criteria are the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending upon the number of Common Shares purchased under the Offer, it is possible the Common Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Common Shares could be delisted on the TSXV and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. If the Common Shares are delisted from the TSXV, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares remaining at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether Western Prospector remains subject to public reporting requirements in Canada and other factors. If permitted by applicable Laws, Khan intends to cause Western Prospector to apply to delist the Common Shares from the TSXV as soon as practicable after completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction.

After the purchase of the Common Shares under the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, Western Prospector may cease to be subject to the public reporting and proxy solicitation requirements of the BCBCA and the securities Laws of certain provinces of Canada. Furthermore, it may be possible for Western Prospector to request the elimination of the public reporting requirements of any province or jurisdiction where a small number of Shareholders reside. If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, Khan intends to cause Western Prospector to cease to be a reporting issuer under the securities Laws of each province of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction where it may have such obligations.

18.	Regulatory Matters

In connection with the Offer, the approval on terms satisfactory to Khan of various domestic and foreign regulatory authorities having jurisdiction over Khan or Western Prospector, and their respective subsidiaries and their respective businesses, is required. The principal approvals required are described below.

Except as discussed below, to the knowledge of Khan, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Khan for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that Khan becomes aware of other requirements, it will make reasonable commercial efforts to obtain such approval at or prior to the Expiry Time, as such time may be extended.

Based upon an examination of publicly available information relating to the business of Western Prospector, Khan does not expect the Offer, the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable, to give rise to material competition/antitrust concerns in any jurisdiction. However, Khan cannot be assured that no such concerns will arise.

Canadian Securities Laws

The distribution of the Khan Common Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities Laws. While the resale of Khan Common Shares issued under the Offer is subject to restrictions under the securities Laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

US Securities Laws

The Khan Common Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. No Khan Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States who is an Ineligible US Shareholder.

Ineligible US Shareholders who would otherwise receive Khan Common Shares in exchange for their Common Shares may, at the sole discretion of Khan, have such Khan Common Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Khan Common Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Each Shareholder for whom Khan Common Shares are sold by the selling agent will receive an amount equal to such Shareholder’s pro rata interest in the net proceeds of sales of all Khan Common Shares so sold by the selling agent. In effecting the sale of any Khan Common Shares, the selling agent will, except as provided above, exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price for such Khan Common Shares. Neither Khan, nor the Depositary, nor the selling agent will be liable for any loss arising out of any sale of such Khan Common Shares relating to the manner or timing of such sales, the date or dates of such sales or the prices at which Khan Common Shares are sold, or otherwise (except for gross negligence or wilful misconduct). The sale price of the Khan Common Shares sold on behalf of such persons will fluctuate with the market price of the Khan Common Shares, and no assurance can be given that any particular price will be received upon such sale.

All Ineligible US Shareholders must notify their broker, financial advisor, financial institution or other nominee through which their Common Shares are held of their status as an “Ineligible US Shareholder”. Failure by an Ineligible US Shareholder to inform such Shareholder’s broker, financial advisor, financial institution or other nominee through which such Shareholder’s Common Shares are held of such Shareholder’s status as an “Ineligible US Shareholder” prior to the Expiry Time will be deemed to be a certification that such Shareholder is not a resident of a US state other than the State of New York who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Shareholder is a resident. Any US Shareholder who deposits Common Shares using a Letter of Transmittal that does not indicate whether such US Shareholder is an “Ineligible US Shareholder” will be deemed to have certified that such US Shareholder is not an “Ineligible US Shareholder”.

Khan Common Shares issued to Shareholders pursuant to the Offer will be “restricted securities” within the meaning of Rule 144 under the US Securities Act to the same extent and proportion that Common Shares tendered by such Shareholders under the Offer are “restricted securities”. Accordingly, if a Shareholder deposits Common Shares under the Offer that bear a US Securities Act restrictive legend, any Khan Common Shares issued to such Shareholder in exchange for such Common Shares shall also bear a US Securities Act restrictive legend. In addition, Khan Common Shares acquired by affiliates of Khan may be resold only outside the United States pursuant to Regulation S under the US Securities Act, pursuant to a subsequent registration statement under the US Securities Act or in accordance with the requirements of Rule 144. In general, an affiliate for this purpose is an officer or director of Khan or, if the Offer is completed, Western Prospector or a shareholder who beneficially owns more than 10% of the outstanding Khan Common Shares.

19.	Shareholder Rights Plan

The following is only a summary of the material provisions of the Shareholder Rights Plan of Western Prospector obtained exclusively from Western Prospector’s publicly available disclosure and is not meant to be a substitute for the information in the Shareholder Rights Plan.

On April 25, 2005, the Western Prospector Board of Directors adopted the Shareholder Rights Plan, which was ratified by Shareholders at Western Prospector’s annual general and special meeting of Shareholders held on June 1, 2005. The Shareholder Rights Plan will expire at the close of Western Prospector’s next annual general and special meeting of Shareholders, currently scheduled to be held on June 19, 2008, unless the Shareholder Rights Plan is reconfirmed by a majority of the votes cast by independent Shareholders at such meeting. If reconfirmed at the 2008 annual general and special meeting of Shareholders, the Shareholder Rights Plan will expire at the close of the 2011 meeting of the

Shareholders. Western Prospector made a copy of the Shareholder Rights Plan public on SEDAR at www.sedar.com on April 25, 2005. Set out below is a description of the Shareholder Rights Plan based exclusively on publicly available disclosure filed by Western Prospector with the Canadian securities regulatory authorities.

Pursuant to the Shareholder Rights Plan, Western Prospector issued one right (an “SRP Right”) in respect of each Common Share outstanding as of 4:00 p.m. (Vancouver time) on April 25, 2005 and authorized the issue of one SRP Right for each Common Share issued thereafter. The SRP Rights are attached to the Common Shares and are not exercisable until the “Separation Time”, which is defined in the Shareholder Rights Plan to mean the close of business on the 10th “Trading Day” (as defined in the Shareholder Rights Plan) after the earlier of: (i) the first date of public announcement that a person has become an Acquiring Person (as described below); (ii) the date of the commencement of or first public announcement of the intent of any person to commence a “Take-Over Bid” (as defined in the Shareholder Rights Plan) other than a “Permitted Bid” (as defined in the Shareholder Rights Plan) or a “Competing Permitted Bid” (as defined in the Shareholder Rights Plan); and (iii) the date upon which a Take-Over Bid ceases to be a Permitted Bid or Competing Permitted Bid, or such later date as may be determined by the Board of Directors acting in good faith.

After the Separation Time, each SRP Right entitles the holder to purchase one Common Share at a price (the “SRP Exercise Price”) of $100 (subject to adjustment in certain circumstances). Pursuant to the Shareholder Rights Plan, if a person (an “Acquiring Person”) becomes the “Beneficial Owner” (as defined in the Shareholder Rights Plan) of 20% or more of the outstanding Common Shares other than as a result of certain exempt transactions (including acquisitions pursuant to a Permitted Bid or Competing Permitted Bid) (a “Flip-In Event”), then after the close of business on the 10th Trading Day (or such later day as the Board of Directors may determine) after the first date of public announcement by Western Prospector or an Acquiring Person that an Acquiring Person has become such, each SRP Right will constitute the right to purchase from Western Prospector upon exercise thereof that number of Common Shares having an aggregate Market Price (as defined below) on the date of consummation or occurrence of such Flip-In Event equal to twice the SRP Exercise Price for a cash amount equal to the SRP Exercise Price, subject to anti-dilution adjustment (thereby effectively acquiring the right to purchase Common Shares at a 50% discount). However, SRP Rights held by an Acquiring Person or certain parties related to an Acquiring Person or acting jointly or in concert with an Acquiring Person and certain transferees, would become void upon the occurrence of a Flip-In Event. The result would be to significantly dilute the shareholdings of any Acquiring Person. “Market Price” for a security on any date of determination means the average of the daily closing prices per share of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date (subject to adjustment in certain circumstances).

Until the Separation Time (or the earlier termination or expiration of the SRP Rights), the SRP Rights will be evidenced by the certificates representing the associated Common Shares and will be transferable only together with the associated Common Shares. After the Separation Time, separate certificates evidencing the SRP Rights (the “Rights Certificates”), together with a disclosure statement describing the SRP Rights, are required to be mailed to holders of record of Common Shares and “Convertible Securities” (as defined in the Shareholder Rights Plan) (other than an Acquiring Person) as of the Separation Time. Khan has no reason to believe that the Board of Directors of Western Prospector will allow the Separation Time to occur prior to the Expiry Time, but no assurances can be given by Khan in that regard.

The above provisions of the Shareholder Rights Plan do not apply to certain types of transactions, including “Permitted Bids”. A “Permitted Bid” is a Take-Over Bid which, among other things, is made to all Shareholders of record, other than the offeror, remains open for at least 60 days and provides that no Common Shares may be taken up unless more than 50% of the aggregate of the then outstanding Common Shares held by Independent Shareholders (as defined in the Shareholder Rights Plan) have been deposited and not withdrawn. Once this condition has been satisfied, the offeror under a Permitted Bid must make a public announcement of the date the Take-Over Bid would otherwise expire and extend the bid for a period of not less than 10 Business Days (as defined in the Shareholder Rights Plan). The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or some action must be taken by the Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed.

Under the Shareholder Rights Plan, the Board of Directors has the discretion prior to the occurrence of a Flip-In Event that would occur by reason of a Take-Over Bid made by means of a take-over bid circular sent to all holders of Common Shares, to waive the application of the plan to such Flip-In Event, provided that such waiver shall automatically constitute a waiver of the application of such provisions to any other Flip-In Event made by means of a take-over bid circular to all holders of Common Shares. The Board of Directors also has the right, with the prior consent of the holders of Common Shares (or the holders of SRP Rights if the Separation Time has occurred), at any time prior to the occurrence of a Flip-In Event, to redeem all (but not less than all) of the SRP Rights at a redemption price of $0.0001 per SRP Right, subject to certain adjustments.

It is a condition of the Offer that Khan shall have determined in its sole discretion that, on terms satisfactory to Khan: (i) the Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Common Shares by Khan under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Common Shares upon the exercise of the SRP Rights in relation to the purchase of Common Shares by Khan under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Common Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction. See “Conditions of the Offer” in Section 4 of the Offer.

20.	Acquisition of Common Shares Not Deposited Under the Offer

It is Khan’s current intention that if it takes up and pays for Common Shares deposited pursuant to the Offer, it will enter into one or more transactions to enable Khan or an affiliate of Khan to acquire all Common Shares not acquired pursuant to the Offer. There is no assurance that such transaction will be completed, in particular if Khan acquires less than 66 2/3% of the outstanding Common Shares on a fully diluted basis under the Offer.

Compulsory Acquisition

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares as at the Expiry Time, other than Common Shares held at the date of the Offer by or on behalf of Khan and its affiliates (as such term is defined in the BCBCA) and Khan acquires or is bound to take up and pay for such deposited Common Shares under the Offer, Khan intends, to the extent possible, to acquire those Common Shares (including Common Shares that are issued as a result of the exercise of outstanding Options, Warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for Common Shares) which remain outstanding held by those persons who did not accept the Offer (and each person who subsequently acquires any of such Common Shares) (“Offerees”) pursuant to the provisions of Section 300 of the BCBCA on the same terms and for the same consideration as the Common Shares acquired under the Offer (a “Compulsory Acquisition”).

To exercise such statutory right, Khan must send notice (the “Offeror’s Notice”) to each Offeree of such proposed acquisition within five months after the date of the Offer. If the Offeror’s Notice is sent to an Offeree under Subsection 300(3) of the BCBCA, Khan is entitled and bound to acquire all of the Common Shares of that Offeree that were involved in the Offer for the same consideration and on the same terms contained in the Offer (unless a court having jurisdiction orders otherwise on an application made by that Offeree within two months after the date of the Offeror’s Notice to Western Prospector) and must pay or transfer to Western Prospector the amount or other consideration representing the price payable by Khan for the Common Shares that are referred to in the Offeror’s Notice if the court has not ordered otherwise. Pursuant to any such application, the court may fix the price and terms of payment for the Common Shares held by the Offeree and make any such consequential orders and give such directions as the court considers appropriate. On receiving the copy of the Offeror’s Notice and the amount or other consideration representing the price payable for the Common Shares referred to in the Offeror’s Notice, Western Prospector will be required to register Khan as a Shareholder with respect to those Common Shares subject to the Offeror’s Notice. Any such amount or other consideration received by Western Prospector for the Common Shares is required to be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Western Prospector, or by a trustee approved by the court, in trust for the persons entitled to that sum.

The foregoing is a summary only of the statutory right of Compulsory Acquisition which may become available to Khan and is qualified in its entirety by the provisions of Section 300 of the BCBCA. See Section 300 of the BCBCA, a copy of which is attached as Schedule “B” to this Circular, for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

Compelled Acquisition

If not less than 90% of the issued and outstanding Common Shares are acquired by or on behalf of Khan and its affiliates (as such term is defined in the BCBCA), any Offeree of that class will be entitled, in certain circumstances and in accordance with the BCBCA, to require Khan to acquire such Offeree’s Common Shares.

If Khan has not sent the Offeror’s Notice to an Offeree within one month after becoming entitled to do so, Khan must send a written notice to each Offeree who did not accept the Offer stating that the Offeree, within three months after receiving such written notice, may require Khan to acquire the Common Shares of that Offeree that were involved in the Offer. If an Offeree requires Khan to acquire the Offeree’s Common Shares in accordance with these provisions, Khan must acquire those Common Shares for the same price and on the same terms contained in the Offer.

The foregoing is a summary only of the statutory right of compelled acquisition which may become available to Offerees and is qualified in its entirety by the provisions of Subsections 300(9) and 300(10) of the BCBCA. See Subsections 300(9) and 300(10) of the BCBCA, a copy of which is attached as Schedule “B” to this Circular, for the full text of the relevant statutory provisions. Subsections 300(9) and 300(10) of the BCBCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

Subsequent Acquisition Transaction

If Khan takes up and pays for Common Shares validly deposited under the Offer and a Compulsory Acquisition is not available or Khan elects not to pursue a Compulsory Acquisition, Khan currently intends, depending upon the number of Common Shares taken up and paid for under the Offer, to take such action as is necessary or advisable, including causing one or more special meetings of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Western Prospector and Khan and/or one or more affiliates of Khan, for the purpose of enabling Khan or an affiliate of Khan to acquire all Common Shares not acquired by Khan under the Offer (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer.

Provided that Khan owns at least 66 2/3% of the outstanding Common Shares on a fully diluted basis and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” on a fully diluted basis pursuant to MI 61-101, as discussed below, Khan should own sufficient Common Shares to effect such Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. Khan expects that any Subsequent Acquisition Transaction relating to Common Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such a transaction. Khan intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a formal valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. In connection therewith, Khan currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Western Prospector and Khan or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that the tendering Shareholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (and which disclosure has been provided herein). For these purposes, if Shareholders will receive securities that are redeemed for cash within seven days of their issuance in consideration for their Common Shares in the business combination, the cash proceeds of the redemption, rather than the redeemed securities, are deemed to be the consideration received in the business combination. Khan currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration per Common Share paid to the Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, Khan expects to rely on these exemptions or to obtain relief from the relevant valuation requirements of certain other provinces of Canada, as applicable.

Depending on the nature and the terms of the Subsequent Acquisition Transaction, the provisions of the BCBCA and Western Prospector’s constating documents require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required securityholder approval, in order to complete a business combination, the approval of a majority of the votes cast by “minority” holders of the Common Shares must be obtained unless an exemption is available or discretionary relief is granted by the applicable securities regulatory authorities. If, however, following the Offer, Khan and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any business combination, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than Khan, any “interested party” (within the meaning of MI 61-101), certain “related parties” of Khan or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of Khan, affiliate or insider of Khan or any of their directors or senior officers and any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that Khan may treat Common Shares acquired under the Offer as “minority” shares and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed not later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer (and for these purposes, if Shareholders will receive securities that are redeemed for cash within seven days of their issuance in consideration for their Common Shares in the business combination, the cash proceeds of the redemption, rather than the redeemed securities, are deemed to be the consideration received in the business combination); and (c) the Shareholder who tendered such Common Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with Khan in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common Shares. Khan currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, Khan intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. If the relevant dissent procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Common Shares. The fair value of Common Shares so determined could be more or less than the amount paid per Common Share under the Subsequent Acquisition Transaction or the Offer.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Western Prospector will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer. Although Khan currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in Khan’s ability to effect such a transaction, information hereafter obtained by Khan, changes in general economic, industry, political, social, regulatory or market conditions or in the business or prospects of Western Prospector or its assets, properties, results of operations or condition (financial or otherwise), or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. Khan expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable Laws, including a Subsequent Acquisition Transaction on terms not described in the Circular.

If Khan is unable to or decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, Khan will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Western Prospector, or taking no actions to acquire additional Common Shares. Subject to applicable Laws, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, Khan may take no action to acquire additional Common Shares, or may even sell or otherwise dispose of any or all Common Shares acquired under the Offer, on terms and at prices then determined by Khan, which may vary from the price paid for Common Shares under the Offer. See Section 12 of the Offer, “Market Purchases”.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 22 of the Circular, “Certain United States Federal Income Tax Considerations”.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Québec, introducing harmonized requirements for enhanced disclosure, independent valuations and minority securityholder approval for specified types of transactions. See “Subsequent Acquisition Transaction” above.

Certain judicial decisions may be considered relevant to any business combination that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances, granted preliminary injunctions to prohibit transactions involving business combinations. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

21.	Certain Canadian Federal Income Tax Considerations

In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to Khan, the following is a summary of the principal Canadian federal income tax considerations of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction generally applicable to Shareholders who, for the purposes of the Tax Act and at all relevant times, (i) deal and will deal at arm’s length with both Khan and Western Prospector, (ii) are not affiliated with either Khan or Western Prospector, (iii) hold their Common Shares as capital property, and (iv) following the completion of the Offer and following a Compulsory Acquisition or a Subsequent Acquisition Transaction will not, either alone or together with any person or persons with whom the Shareholder does not deal at arm’s length, control Khan or beneficially own Khan Common Shares having a fair market value in excess of 50% of the fair market value of all outstanding Khan Common Shares. Common Shares will generally be considered capital property to a Shareholder unless the Shareholder holds the Common Shares in the course of carrying on a business of buying and selling securities or has acquired the Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. Shareholders who are resident in Canada for purposes of the Tax Act and whose Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have such Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This summary is based on the assumption that if the SRP Rights are acquired by Khan, there is no value to the SRP Rights, and no amount of the consideration paid by Khan will be allocated to the SRP Rights. This summary does not apply to a Shareholder that (i) is a “financial institution” as defined in the Tax Act for purposes of the “mark-to-market” rules; (ii) is a “specified financial institution” as defined in the Tax Act; or (iii) an interest in which is, or for whom an investment in a Common Share or a Khan Common Share would be, a “tax shelter investment” as defined in the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) and counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices of the CRA. This summary also does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations summarized herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors for advice regarding the income tax consequences of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction having regard to their particular circumstances.

This summary is not applicable to a Shareholder who has acquired his or her Common Shares pursuant to the exercise of a stock option or warrant and any such Shareholder should consult his or her own tax advisor with respect to the tax consequences of the Offer.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada (a “Resident Shareholder”).

Exchange of Common Shares Under the Offer

A Resident Shareholder who does not include in computing his or her income any portion of the gain or loss realized on the exchange of Common Shares for Khan Common Shares under the Offer will be deemed to have disposed of his or her Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of such Common Shares to such Resident Shareholder immediately before the exchange and to have acquired the Khan Common Shares received on the exchange at a cost equal to such aggregate adjusted cost base. As a result, in such circumstances the Resident Shareholder will not realize a gain or loss for purposes of the Tax Act on the exchange pursuant to the Offer.

A Resident Shareholder who chooses to include in computing his or her income any portion of the gain or loss from the exchange will be considered to have disposed of his or her Common Shares for proceeds of disposition equal to the fair market value at the time of acquisition of the Khan Common Shares acquired by such Resident Shareholder on the exchange. As a result, the Resident Shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Resident Shareholder of the Common Shares. The cost to such Resident Shareholder of Khan Common Shares acquired on the exchange will be equal to the fair market value of those shares at the time of acquisition. The general tax treatment of capital gains and capital losses is discussed below under the heading “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Shareholder is required to include in computing his or her income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that taxation year. A Resident Shareholder will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year. Subject to the detailed rules contained in the Tax Act, any unused allowable capital loss may be applied to reduce net taxable capital gains realized by the holder in the three preceding and in all subsequent taxation years. Recognition of capital losses otherwise realized may be denied in various circumstances set out in the Tax Act. The amount of any capital loss realized by a corporate holder on a disposition of shares held by such holder may be reduced by the amount of dividends received, if any, or deemed to be received on the shares, to the extent and under the circumstances provided in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns the shares or where a trust or partnership of which a corporation is a beneficiary or a member, respectively, is a member of a partnership or a beneficiary of a trust that owns the shares.

A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year may be subject to a refundable tax of 6 2/3% on its aggregate investment income for the year, including taxable capital gains. This additional tax is refundable at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Where the Resident Shareholder is an individual or a trust, other than certain specified trusts, the realization of a capital gain may result in a liability for alternative minimum tax under the Tax Act.

Taxation of Dividends on and the Disposition of Khan Common Shares

Dividends received or deemed to be received on the Khan Common Shares by an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from “taxable Canadian corporations” (as defined in the Tax Act). A dividend will be eligible for the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) paid by taxable Canadian corporations, provided the recipient receives notice from Khan designating the dividend as an eligible dividend.

A Resident Shareholder that is a corporation will include dividends received or deemed to be received on the Khan Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income.

Certain corporations, including “private corporations” or “subject corporations” (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Khan Common Shares to the extent that such dividends are deductible in computing taxable income. This tax is refundable to the corporation at a rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Dividends received or deemed to be received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act.

A holder who disposes of Khan Common Shares will realize a capital gain (or capital loss) to the extent that the proceeds of disposition thereof, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to such holder. The income tax treatment of capital gains and capital losses is discussed in greater detail above under the subheading “Taxation of Capital Gains and Capital Losses”.

Compulsory Acquisition

As described under Section 20 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer — Compulsory Acquisition”, Khan may, in certain circumstances, acquire Common Shares not deposited under the Offer pursuant to Section 300 of the BCBCA. The tax consequences to a Resident Shareholder of a disposition of Common Shares in such circumstances generally will be as described under the heading “Exchange of Common Shares Under the Offer” above depending upon the consideration received by the Resident Shareholder for his or her Common Shares. Resident Shareholders whose Common Shares may be so acquired should consult their own tax advisors in this regard.

Pursuant to CRA’s current administrative practice, a Resident Shareholder who validly exercises his or her right to dissent and is paid the fair value for his or her Common Shares in respect of a Compulsory Acquisition will be considered to have disposed of his or her Common Shares for proceeds of disposition equal to the amount received (not including any interest awarded by the court). As a result, such a Resident Shareholder will realize a capital gain (or a capital loss) generally calculated in the manner and subject to the tax consequences discussed in greater detail above under the subheading “Taxation of Capital Gains and Capital Losses”. Any interest awarded will be included in the recipient’s income for purposes of the Tax Act.

Subsequent Acquisition Transaction

As described in “Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction” in Section 20 of the Circular, if Khan does not acquire all of the Common Shares under the Offer or by means of a Compulsory Acquisition, Khan may propose other means of acquiring the remaining issued and outstanding Common Shares. As described in “Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction” in Section 20 of the Circular, it is Khan’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to, and in the same form as, the consideration offered under the Offer.

The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Khan may propose an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. Depending on the form of the Subsequent Acquisition Transaction, a Resident Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction. The rollover, as described in “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Exchange of Common Shares Under the Offer”, may not be available in respect of a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Western Prospector and one of Khan’s affiliates pursuant to which Resident Shareholders who have not tendered their Common Shares under the Offer would have their Common Shares exchanged for redeemable preference shares of the amalgamated corporation (“Redeemable Shares”) which would then be immediately redeemed for Khan Common Shares. In those circumstances, such a holder would not realize a capital gain or capital loss as a result of the exchange of the Common Shares for the Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate of the adjusted cost base of the Common Shares to the holder immediately before the amalgamation.

Upon the redemption of Redeemable Shares, the holder would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of Redeemable Shares that are corporations as discussed below) equal to the amount by which the fair market value of the Khan Common Shares received exceeded the paid up capital of the Redeemable Shares for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for purposes of computing any capital gain or capital loss arising on the redemption of such Redeemable Shares.

Subsection 55(2) of the Tax Act provides that where a Resident Shareholder that is a corporation would otherwise be deemed to receive a dividend in the circumstances described above, all or part of the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Redeemable Shares for purposes of computing the Resident Shareholder’s capital gain or capital loss. Resident Shareholders that are corporations should consult their own tax advisors in this regard.

A Resident Shareholder that is a private corporation or a subject corporation will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on Redeemable Shares to the extent that such dividends are deductible in computing the corporation’s taxable income for the year.

In the case of a Resident Shareholder that is an individual, dividends deemed to be received as a result of a redemption of Redeemable Shares will be included in computing the Resident Shareholder’s income for the taxation year. Such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations. The Tax Act provides for an enhanced gross-up and dividend tax credit for “eligible dividends”. There can be no assurance that any deemed dividend will be an eligible dividend.

Shareholders Not Resident in Canada

The following summary is generally applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada, and who does not use or hold and is not deemed to use or hold Common Shares in carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere, or an “authorized foreign bank”, as defined in the Tax Act.

Exchange of Common Shares Under the Offer

A Non-Resident Shareholder who disposes of Common Shares under the Offer will not be subject to tax under the Tax Act in respect of the disposition unless such Common Shares constitute “taxable Canadian property” of the Non-Resident Shareholder. A Non-Resident Shareholder whose Common Shares are taxable Canadian property and who exchanges the Common Shares for Khan Common Shares pursuant to the Offer will generally be subject to the same tax consequences as a Resident Shareholder who exchanges Common Shares pursuant to the Offer, as discussed above.

Shares of a Canadian corporation, such as the Common Shares, generally will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that the relevant shares are listed on a designated stock exchange (which currently includes the TSXV and the TSX) and the holder, persons with whom the holder does not deal at arm’s length, or the holder together with such persons, has not owned or does not have the right to acquire 25% or more of the issued shares of any class or series of the capital stock of the issuing corporation at any time within the 60 month period immediately preceding the particular time. The Tax Act also contains certain provisions which may deem the shares of a corporation to be taxable Canadian property in certain circumstances. The application of one of these provisions will cause any Khan Common Shares received by a Non-Resident Shareholder in exchange for Common Shares which constitute taxable Canadian property to the Non-Resident Shareholder to be deemed to be taxable Canadian property to the Non-Resident Shareholder.

Taxation of Dividends on and the Disposition of Khan Common Shares

Dividends received or deemed to be received on the Khan Common Shares by a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25% of the gross amount of such dividends unless the rate is reduced under the provisions of an applicable income tax convention.

A Non-Resident Shareholder who disposes of Khan Common Shares will not be subject to tax under the Tax Act on any gain arising on the disposition of such shares unless such shares constitute “taxable Canadian property” of the holder for the purposes of the Tax Act. In addition, if such shares do constitute taxable Canadian property, the Non-Resident Shareholder may be exempt from tax under an applicable income tax convention.

Generally, a Non-Resident Shareholder who realizes a capital gain on a disposition of Khan Common Shares which constitute taxable Canadian property of the holder and which is not exempt from tax under an applicable income tax convention will be subject to the tax treatment described above under the subheading “Shareholders Resident in Canada — Taxation of Capital Gains and Capital Losses”.

Compulsory Acquisition

Subject to the discussion below under “Delisting of Common Shares”, a Non-Resident Shareholder will not be subject to tax under the Tax Act on a disposition of Common Shares under Khan’s statutory rights of purchase described under “Acquisition of Common Shares Not Deposited Under the Offer — Compulsory Acquisition” in Section 20 of the Circular, unless the Common Shares are taxable Canadian property to the Non-Resident Shareholder for purposes of the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention.

Subject to the discussion below under “Delisting of Common Shares”, pursuant to CRA’s current administrative practice, a Non-Resident Shareholder who validly exercises his or her right to dissent and is paid the fair value for his or her Common Shares in respect of a Compulsory Acquisition will be considered to have disposed of his or her Common Shares for proceeds of disposition equal to the amount received (not including any interest awarded by the court). Such a Non-Resident Shareholder will not be subject to income tax under the Tax Act on any gain realized on such a disposition unless the Common Shares are taxable Canadian property to the Non-Resident Shareholder for purposes of the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention. Any interest paid or credited to a Non-Resident Shareholder in connection with the exercise of dissent rights under a Compulsory Acquisition will not be subject to Canadian withholding tax under the Tax Act.

Subsequent Acquisition Transaction

As described in “Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction” in Section 20 of the Circular, if Khan does not acquire all of the Common Shares under the Offer or by means of a Compulsory Acquisition, Khan may propose other means of acquiring the remaining issued and outstanding Common Shares. As described in “Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction” in Section 20 of the Circular, it is Khan’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be equal in value to and in the same form as the consideration offered under the Offer. The rollover, as described under “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Exchange of Common Shares Under the Offer”, may not be available in respect of a Subsequent Acquisition Transaction.

The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Depending on the form of the Subsequent Acquisition Transaction, a Non-Resident Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend, as discussed above under “Shareholders Resident in Canada — Subsequent Acquisition Transaction”. Whether or not a Non-Resident Shareholder would be subject to income tax under the Tax Act on any such capital gain would depend on whether the Common Shares or any shares issued as consideration for the Common Shares are taxable Canadian property to the Non-Resident Shareholder for purposes of the Tax Act or the Non-Resident Shareholder is entitled to relief under any applicable income tax convention. Dividends paid or deemed to be paid or credited to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled under any applicable income tax convention.

Delisting of Common Shares

As noted in “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer” in Section 17 of the Circular, Common Shares may cease to be listed on the TSXV (or another designated stock exchange) following the completion of the Offer and may not be listed on the TSXV (or another designated stock exchange) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Shareholders are cautioned that if the Common Shares are not listed on a designated stock exchange at the time they are disposed of (a) the Common Shares will be taxable Canadian property to the Non-Resident Shareholder, (b) the Non-Resident Shareholder may be subject to income tax under the Tax Act in respect of any capital gain realized on any such disposition of Common Shares, subject to any relief under an applicable income tax convention, (c) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder, and (d) there will be an obligation to file a tax return for the year reporting the disposition. Where the Non-Resident Shareholder is also entitled to receive Khan Common Shares on any such disposition, Khan may be required to withhold and sell in the market a portion of the Khan Common Shares that the Non-Resident Shareholder would otherwise be entitled to receive to satisfy Khan’s obligation to withhold and remit amounts pursuant to the Tax Act. Khan may be required to withhold cash otherwise payable to the Non-Resident Shareholder and to remit such amount to CRA as required under the Tax Act. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to such a transaction.

22.	Certain United States Federal Income Tax Considerations

Notice Pursuant to IRS Circular 230: Anything contained in this summary concerning any US federal tax issue is not intended or written to be used, and it cannot be used by a US Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code. This summary was written to support the promotion or marketing of the transactions or matters addressed by this Offer and Circular. Each US Holder should seek US federal tax advice, based on the US Holder’s particular circumstances, from an independent tax advisor.

Scope of this Disclosure

The following is a summary of the anticipated material US federal income tax consequences to US Holders (as defined below) arising from and relating to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction (collectively, the “Acquisition”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax consequences that may apply to a US Holder as a result of the Acquisition. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences of the Acquisition to such US Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. US Holders should consult their own tax advisors regarding the US federal income, US state and local, and foreign tax consequences of the Acquisition.

Authorities

This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), temporary, proposed, and final Treasury Regulations issued under the Code, judicial and administrative interpretations of the Code and Treasury Regulations, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-US Tax Convention”), in each case as in effect and available as of the date of this Offer and Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this Offer and Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof and the Canada-US Tax Convention are also subject to various interpretations, and there can be no guarantee that the IRS or the US courts will agree with the tax consequences described in this summary.

US Holder

For purposes of this summary, a “US Holder” is a beneficial owner of Common Shares (or, following the completion of the Acquisition, a beneficial owner of Khan Common Shares) that holds such shares as capital assets, and that, for US federal income tax purposes, is:

•	an individual who is a citizen or resident of the US for US federal income tax purposes;

•	a corporation, or any other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US or any state in the US, including the District of Columbia;

•	an estate if the income of such estate is subject to US federal income tax regardless of the source of such income; or

•	a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for US federal income tax purposes) beneficially owns Common Shares (or, following the completion of the Acquisition, Khan Common Shares), the US federal income tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Common Shares (or, following the completion of the Acquisition, Khan Common Shares) should consult their own tax advisors as to the US federal, state and local, and foreign tax consequences of the Acquisition and the ownership and disposition of Khan Common Shares received pursuant to the Acquisition.

Non-US Holders

For the purposes of this summary, a “non-US Holder” is a beneficial owner of Common Shares (or, following the completion of the Acquisition, Khan Common Shares) other than a US Holder. This summary does not address the US federal income tax consequences of the Acquisition or the ownership and disposition of Khan Common Shares received pursuant to the Acquisition to non-US Holders of Common Shares, and such non-US Holders are accordingly urged to consult their own tax advisors regarding the potential US federal income tax consequences to them of the Acquisition and ownership and disposition of Khan Common Shares received pursuant to the Acquisition, and the potential application of any tax treaties.

Transactions Not Addressed

This summary does not address the US federal income tax consequences of certain transactions effectuated prior or subsequent to, or concurrently with, the Acquisition (whether or not any such transactions are undertaken in connection with the Acquisition), including, without limitation, the following:

•	any exercise of any warrant, option or other right to acquire Common Shares;

•	any conversion of any warrant, option or other right to acquire Common Shares into a right to acquire Khan Common Shares;

•	any conversion into Common Shares of any notes, debentures or other debt instruments; and

•	any transaction, other than the Acquisition, in which Common Shares or Khan Common Shares are acquired.

Persons Not Addressed

The US federal income tax consequences to the following persons (including persons who are US Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the US federal income tax consequences to them of the Acquisition and ownership and disposition of Khan Common Shares received pursuant to the Acquisition:

•	Western Prospector and Khan;

•	persons that may be subject to special US federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method;

•	persons that acquired Common Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;

•	persons that hold warrants, notes, debentures or other debt instruments in Western Prospector;

•	persons having a functional currency for US federal income tax purposes other than the US dollar;

•	persons that hold Common Shares as part of a position in a straddle or as part of a hedging or conversion transaction;

•	US expatriates and former long-term residents of the US;

•	persons subject to the alternative minimum tax;

•	persons that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Western Prospector (or, following the completion of the Acquisition, US Holders that will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Khan); and

•	persons who own their Common Shares other than as a capital asset as defined in the Code.

US Estate and Gift Taxes, State and Local Taxes, Foreign Jurisdictions Not Addressed

This summary does not address US estate or gift tax consequences, US state or local tax consequences, or the tax consequences in jurisdictions other than the US of the Acquisition.

Particular Circumstance of any Particular US Holder Not Addressed

This summary does not take into account the particular facts and circumstances, with respect to US federal income tax issues, of any particular US Holder. US Holders should consult their own tax advisors regarding the US federal income tax consequences of the Acquisition to them in light of their particular circumstances.

Combination of Khan and Western Prospector

As of the date of this Circular, Khan expects that the Acquisition will likely constitute a taxable disposition of Common Shares by US Holders rather than a Reorganization (as defined below). Subject to the PFIC (as defined below) rules discussed below, if the Acquisition constitutes a taxable disposition of Common Shares by US Holders, it will result in the following US federal income tax consequences:

•	a US Holder of Common Shares will recognize gain or loss equal to the difference between (i) the fair market value of Khan Common Shares or the US dollar value of the Canadian currency received by the US Holder and (ii) the US Holder’s adjusted tax basis in the Common Shares surrendered in connection with the Acquisition;

•	the aggregate tax basis of Khan Common Shares received by a US Holder of Common Shares in the Acquisition will be equal to the aggregate fair market value of Khan Common Shares at the time they are received; and

•	the holding period of Khan Common Shares received by a US Holder in the Acquisition will begin on the day after they are received.

There is a possibility that the Acquisition may qualify as a tax-deferred reorganization under section 368(a) of the Code (a “Reorganization”). Whether the Acquisition qualifies as a Reorganization will depend on the resolution of numerous factual issues, some of which may not be known until the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction, and on the application of complex US federal income tax laws. Khan has not determined how any Subsequent Acquisition Transaction would be structured and, as of the date of this Circular, Khan does not expect that the US federal income tax consequences to US Holders will be a significant factor in determining the structure of any such Subsequent Acquisition Transaction. The requirements that must be satisfied in order for the Acquisition to qualify as a Reorganization are complex, and each US Holder should consult its own tax advisor regarding these requirements.

Dissenting US Holders

A US Holder who exercises any available dissent or appraisal rights from the Acquisition will recognize gain or loss on an exchange of the holder’s Common Shares for cash in an amount equal to the difference between (a) the US dollar value of the Canadian currency received (other than amounts, if any, which are or are deemed to be interest for US federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the holder’s adjusted tax basis in its Common Shares.

Treatment of Western Prospector as a PFIC

A non-US corporation is classified as a “passive foreign investment company” (a “PFIC”) for each taxable year in which (a) 75% or more of its gross income is passive income (as defined for US federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a US Holder has held shares of the corporation, the corporation may continue to be classified as a PFIC for any subsequent taxable year in which the US Holder continues to hold the shares even if the corporation’s income and assets are no longer passive in nature. For purposes of the PFIC provisions, passive income generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is classified as a PFIC, a non-US corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% (by value) stock interest. In addition, if a non-US corporation is a PFIC and owns shares of another foreign corporation that also is a PFIC, a US Holder may be treated as if it owned the shares of the other foreign corporation directly for purposes of the PFIC rules. Based on its income and assets reported in its most recent financial statements, Western Prospector is likely a PFIC.

Consequences if Western Prospector Classified as a PFIC

If Western Prospector is a PFIC, a US Holder of Common Shares may be subject to special, adverse tax rules in respect of the Acquisition.

Under the PFIC rules:

•	the Acquisition will be treated as a taxable exchange even if the transaction qualifies as a Reorganization, unless Khan is also considered a PFIC for the taxable year in which the Acquisition occurs;

•	any gain on the Common Shares realized in the Acquisition will be allocated ratably over the US Holder’s holding period for the Common Shares;

•	the amount allocated to the current taxable year and any year prior to the first year in which Western Prospector was classified as a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the prior taxable years during which Western Prospector was a PFIC will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the prior taxable years during which Western Prospector was a PFIC, which interest charge is not deductible by non-corporate US Holders.

A US Holder that has made a “qualified electing fund” election under Section 1295 of the Code or a “mark-to-market” election under Section 1296 of the Code may not be subject to the PFIC rules described above. US Holders should be aware that there can be no assurance that Western Prospector will supply the information and statements necessary to make a “qualified electing fund” election. US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules or the availability of the qualified electing fund or mark-to-market elections.

Foreign Currency

If a US Holder is a cash-basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with the Acquisition, the amount realized will be based on the US dollar value of the foreign currency received, as determined on the settlement date of the sale.

If a US Holder is an accrual-basis taxpayer, the US Holder may elect the same treatment required of cash-basis taxpayers with respect to the Acquisition, provided the election is applied from year to year. The election may not be changed without the consent of the IRS. If a US Holder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, the US Holder might have foreign currency gain or loss for federal income tax purposes. Any gain or loss would be equal to the difference between the US dollar value of the foreign currency received on the date of the sale in the Acquisition and its value on the date of payment, if these dates are considered to be different for US federal tax purposes. Any currency gain or loss generally would be treated as US source ordinary income or loss and would in addition to the gain or loss, if any, be recognized in the Acquisition.

Foreign Tax Credit

A US Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Acquisition may be entitled to elect to receive either a deduction or a credit for US federal income tax purposes. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s US federal income tax liability that the US Holder’s “foreign source” taxable income bears to the US Holder’s worldwide taxable income. In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source”. Gain on the disposition of Common Shares generally will be US source gain for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the Canada-US Tax Convention.

Ownership of Khan Common Shares

The following is a summary of certain material US federal income tax consequences to a US Holder arising from and relating to the ownership and disposition of Khan Common Shares.

General Taxation of Distributions

Subject to the PFIC rules discussed below, a US Holder that receives a distribution, including a constructive distribution, with respect to the Khan Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from the distribution) to the extent of the current and accumulated “earnings and profits” of Khan, as computed for US federal income tax purposes. Subject to the PFIC rules discussed below, to the extent that a distribution exceeds the current and accumulated “earnings and profits” of Khan, the distribution will be treated first as a tax-free return of capital to the extent of a US Holder’s tax basis in the Khan Common Shares and thereafter as gain from the sale or exchange of its Khan Common Shares. See “Disposition of Khan Common Shares” below. Dividends received on the Khan Common Shares generally will not be eligible for the “dividends received deduction”.

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by Khan generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Khan is a “qualified foreign corporation” (as defined below), (b) the US Holder receiving the dividend is an individual, estate, or trust, and (c) the dividend is paid on Khan Common Shares that have been held by the US Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

Khan generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if Khan is eligible for the benefits of the Canada-US Tax Convention or, if not, the Khan Common Shares are readily tradeable on an established securities market in the US. However, even if Khan satisfies one or more of these requirements, Khan will not be treated as a QFC if Khan is a PFIC for the taxable year during which Khan pays a dividend or for the preceding taxable year.

As discussed below, Khan believes that it likely will be a PFIC for the current taxable year. See “Treatment of Khan as a PFIC” below. As a result, a dividend paid by Khan to a US Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Distributions Paid in Foreign Currency

The amount of a distribution received on the Khan Common Shares in foreign currency generally will be equal to the US dollar value of distribution based on the exchange rate applicable on the date of receipt. A US Holder that does not convert foreign currency received as a distribution into US dollars on the date of receipt generally will have a tax basis in the foreign currency equal to the US dollar value of the foreign currency on the date of receipt. Any gain or loss recognized on a subsequent disposition of the foreign currency will generally be treated as US source ordinary income or loss.

Disposition of Khan Common Shares

A US Holder will recognize gain or loss on the sale or other taxable disposition of Khan Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) the US Holder’s adjusted tax basis in the Khan Common Shares sold or otherwise disposed of.

Treatment of Khan as a PFIC

Whether Khan will be considered a PFIC for its current taxable year, or for any subsequent taxable year, will depend on the assets and income of Khan over the course of each taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that Khan will be considered a PFIC for the taxable year that includes the day after the date of the Acquisition or for any subsequent taxable year. Based on current business plans and financial projections, Khan expects that it will likely meet the definition of a PFIC for the current taxable year.

If Khan is a PFIC, a US Holder of Khan Common Shares will be subject to special, adverse tax rules. Under the PFIC rules:

•	any gain on the sale, exchange, or other disposition of Khan Common Shares (including certain dispositions that would otherwise not be subject to tax) and any “excess distribution” (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated ratably over the US Holder’s holding period for the Khan Common Shares;

•	the amount allocated to the current taxable year and any year prior to the first year in which Khan was classified as a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the prior taxable years during which Khan was a PFIC will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the prior taxable years during which Khan was a PFIC, which interest charge is not deductible by non-corporate US Holders.

A US Holder that has made a “qualified electing fund” election under Section 1295 of the Code or a “mark-to-market” election under Section 1296 of the Code may not be subject to the PFIC rules described above. US Holders should be aware that there can be no assurance that Khan will supply US Holders with the information and statements that US Holders require to make a “qualified electing fund” election under Section 1295 of the Code. Accordingly, each US Holder should consult its own tax advisor regarding the potential PFIC status of Khan and how the PFIC rules (including elections available thereunder) would affect the US federal income tax consequences of the ownership and disposition of Khan Common Shares.

Foreign Tax Credit

A US Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Khan Common Shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for the Canadian income tax paid. Generally, a credit will reduce a US Holder’s US federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a US Holder’s income subject to US federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder’s US federal income tax liability that the US Holder’s “foreign source” taxable income bears to the US Holder’s worldwide taxable income. In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source”. In addition, this limitation is calculated separately with respect to specific categories of income. Gain or loss recognized by a US Holder on the sale or other taxable disposition of Khan Common Shares generally will be treated as “US source” for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and is resourced as foreign source gain under the Canada-US Tax Convention. Dividends received on the Khan Common Shares generally will be treated as “foreign source” and generally will be categorized as “passive income”. Income or loss on the sale or other taxable disposition of foreign currency will generally be US source. The foreign tax credit rules are complex, and each US Holder should consult its own tax advisor regarding the foreign tax credit rules.

Backup Withholding Tax and Information Reporting Requirements

Unless the US Holder is a corporation or other exempt recipient, payments to certain US Holders of dividends made on Khan Common Shares, or the proceeds of the sale or other disposition of the Common Shares or the Khan Common Shares that are made within the United States or through certain United States related financial intermediaries may be subject to information reporting and US federal backup withholding tax at the rate of 28% (subject to periodic adjustment) if the US Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable US information reporting or certification requirements. Any amount withheld from a payment to a US Holder under the backup withholding rules is allowable as a credit against the US Holder’s US federal income tax, provided that the required information is furnished to the IRS.

23.	Information Agent and Depositary

Khan has engaged Kingsdale Shareholder Services Inc. to act as Depositary under the Offer. In such capacity, the Depositary will receive deposits of certificates representing the Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario set out in the Letter of Transmittal. In addition, the Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by Khan under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares.

Khan has also engaged Kingsdale Shareholder Services Inc. to act as the Information Agent to provide a resource for information for Shareholders. The Information Agent and Depositary will receive reasonable and customary compensation from Khan for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Khan has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses of the Offer.

Khan will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Common Shares pursuant to the Offer, provided that Khan may make other arrangements with soliciting dealers and/or information agents. No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary (other than brokerage commissions and other expenses in connection with the sale of Khan Common Shares on behalf of Ineligible US Shareholders over the facilities of the TSX).

Shareholders should contact the Information Agent and Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Common Shares with the Depositary. Contact details for the Information Agent and Depositary are provided at the end of the Offer and Circular.

24.	Legal Matters

Khan is being advised in respect of certain Canadian legal matters concerning the Offer by, and the opinions contained under “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular, have been provided by Davies Ward Phillips & Vineberg LLP, Canadian counsel to Khan.

25.	Experts

As of the date hereof, the partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of Western Prospector or Khan.

Except as otherwise referred to herein, reference should be made to the section entitled “Interests of Experts” set out in the Annual Information Form which is incorporated by reference into this Offer and Circular. With respect to technical information relating to Khan contained in the Annual Information Form, Scott Wilson Roscoe Postle Associates Inc., Khan’s independent mining engineer, has supervised the preparation of such disclosure as a “qualified person” for the purposes of NI 43-101.

The audited consolidated financial statements of Khan incorporated by reference in this Offer and Circular have been audited by Ernst & Young LLP, Chartered Accountants, an independent firm of chartered accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Ernst & Young LLP has advised that it is independent with respect to Khan within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants.

26.	Available Information

Khan files reports and other information with certain Canadian securities regulatory authorities. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

27.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

28.	Directors’ Approval

The contents of the Offer and Circular have been approved, and the sending, communication or delivery of the Offer and Circular to the securityholders of Western Prospector has been authorized, by the board of directors of Khan.

CONSENT OF COUNSEL

To:  The Directors of Khan Resources Inc.

We hereby consent to the reference to our name and opinions contained under “Legal Matters”, “Experts” and “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated May 12, 2008 made by Khan Resources Inc. to the holders of Common Shares of Western Prospector Group Ltd.

Toronto, Ontario	(signed) Davies Ward Phillips & Vineberg LLP
May 12, 2008	Davies Ward Phillips & Vineberg llp

AUDITORS’ CONSENT

We have read the Offer and Circular of Khan Resources Inc. (the “Company”) furnished with the Company’s Offer dated May 12, 2008 to purchase all of the issued and outstanding Common Shares of Western Prospector Group Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer and Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at September 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the fiscal years in the two year period ended September 30, 2007. Our report is dated December 17, 2007.

Toronto, Ontario	(signed) Ernst & Young LLP
May 12, 2008	Ernst & Young llp
Chartered Accountants
Licensed Public Accountants

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the securityholders of Western Prospector Group Ltd. has been authorized, by the board of directors of Khan Resources Inc.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer or the securities to be distributed.

DATED: May 12, 2008

(signed) Martin Quick	(signed) Paul Caldwell
Martin Quick	Paul Caldwell
President and Chief Executive Officer	Chief Financial Officer and Corporate Secretary

On behalf of the Board of Directors

(signed) James Doak	(signed) Grant Edey
James Doak	Grant Edey
Director	Director

SCHEDULE “A”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Khan Resources Inc.

Pro Forma Consolidated Financial Statements
March 31, 2008 and September 30, 2007
(Unaudited)

Khan Resources Inc.

Pro Forma Consolidated Balance Sheet
As at March 31, 2008
(Expressed in United States dollars)
(All dollar amounts are in thousands)
(Unaudited)

		Western	Pro Forma		Pro Forma
	Khan	Prospector	Adjustments		Consolidated

Assets
Current
Cash and cash equivalents	$32,105	$28,292	$105	4(b)	$58,829
			(1,673)	4(a)
Accounts receivable	52	726	—		778
Prepaid expenses and other assets	145	—	—		145
Restricted cash	725	—	—		725

Total current assets	33,027	29,018	(1,568)		60,477
Investments	—	655	(603)	4(a)	52
Capital assets, net	542	5,486	—		6,028
Mineral interests	6,820	65,920	(61,684)	4(a)	11,056

	$40,389	$101,079	$(63,855)		$77,613

Liabilities
Current
Accounts payable and accrued liabilities	$880	$1,703	$—		$2,583

Shareholders’ Equity
Capital stock	69,710	119,103	105	4(a)	105,231
			(119,103)	4(a)
			34,688	4(a)
			728	4(b)
Accumulated other comprehensive income	—	(867)	867	4(a)	—
Deficit	(30,201)	(18,860)	18,860	4(a)	(30,201)

	39,509	99,376	(63,855)		75,030

	$40,389	$101,079	$(63,855)		$77,613

The accompanying notes form an integral part of these pro forma consolidated financial statements.

Khan Resources Inc.

Pro Forma Consolidated Statements of Operations
For the six months ended March 31, 2008
(Expressed in United States dollars)
(All dollar amounts are in thousands except for per share amounts)
(Unaudited)

		Western	Pro Forma		Pro Forma
	Khan	Prospector	Adjustments		Consolidated

Revenue
Interest	$390	$748	$—		$1,138

Expenses (income)
General corporate	2,172	2,198	—		4,370
Mongolian operations	417	—	—		417
Amortization	70	(113)	—		(43)
Stock-based compensation	895	1,281	(1,281)	4(b)	895
Foreign exchange loss (gain)	36	126	—		162
Loss on sale of asset	822	6	—		828

	4,412	3,498	(1,281)		6,629

Loss before taxes	(4,022)	(2,750)	1,281		(5,491)
Future tax recovery	822	380	—		1,202

Net loss for the period	$(3,200)	$(2,370)	$1,281		$(4,289)

Weighted average number of common shares outstanding (thousands)
— basic and diluted	54,069		36,902	4(a)	90,971

Net loss per share
— basic and diluted	$(0.06)				$(0.05)

The accompanying notes form an integral part of these pro forma consolidated financial statements.

Khan Resources Inc.

Pro Forma Consolidated Statements of Operations
For the year ended September 30, 2007
(Expressed in United States dollars)
(All dollar amounts are in thousands except for per share amounts)
(Unaudited)

		Western	Pro Forma		Pro Forma
	Khan	Prospector	Adjustments		Consolidated

Revenue
Interest	$1,044	$801	$—		$1,845
Gain on sale of assets	—	109	—		109

	1,044	910	—		1,954

Expenses (income)
General corporate	2,900	3,224	—		6,124
Mongolian operations	291	—	—		291
Amortization	71	32	—		103
Stock-based compensation	4,705	4,541	(4,541)	4(b)	4,705
Foreign exchange loss (gain)	(1,086)	254	—		(832)
Write-off of assets	9,476	480	—		9,956

	16,357	8,531	(4,541)		20,347

Loss before taxes	(15,313)	(7,621)	4,541		(18,393)
Future tax recovery	1,809	—	—		1,809

Net loss for the year	$(13,504)	$(7,621)	$4,541		$(16,584)

Weighted average number of common shares outstanding (thousands)
— basic and diluted	48,363		36,902	4(a)	85,265

Net loss per share
— basic and diluted	$(0.28)				$(0.19)

The accompanying notes form an integral part of these pro forma consolidated financial statements.

Khan Resources Inc.

Notes to Pro Forma Consolidated Financial Statements
March 31, 2008 and September 30, 2007
(Expressed in United States dollars)
(All dollar amounts are in thousands except for per share amounts)
(Unaudited)

In these notes, “Pro Formas” means these unaudited pro forma consolidated financial statements.

1.	Basis of Presentation

The Pro Formas have been prepared by management of Khan Resources Inc. (“Khan”), for illustrative purposes only, to show the effect of the Acquisition (as defined herein) by Khan of Western Prospector Group Ltd. (“Western Prospector”). The Pro Formas assume that Khan will acquire all of Western Prospector’s outstanding common shares as well as shares issued on the exercise of in-the-money stock options.

The Pro Formas have been derived from the following:

•	the audited consolidated financial statements of Khan for the year ended September 30, 2007,

•	the unaudited interim consolidated financial statements of Khan as at and for the six months ended March 31, 2008,

•	the audited consolidated financial statements of Western Prospector as at and for the year ended December 31, 2007,

•	the audited consolidated financial statements of Western Prospector for the year ended December 31, 2006,

•	the unaudited interim consolidated financial statements of Western Prospector for the six months ended June 30, 2007, and

•	the unaudited interim consolidated financial statements of Western Prospector for the nine months ended September 30, 2006.

The Pro Formas have been prepared using accounting policies that are consistent with the policies used in preparing Khan’s audited consolidated financial statements as at and for the year ended September 30, 2007. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Khan and Western Prospector due to the limited nature of publicly available information relating to Western Prospector. Any potential synergies that may be realized after consummation of the Acquisition have been excluded from the Pro Formas.

The Pro Formas should be read in conjunction with (i) the description of the transaction in the Offer and Circular, and (ii) the historical financial statements, together with the notes thereon, of Khan and Western Prospector referred to above which, in the case of the historical financial statements of Khan, are included or incorporated by reference in the Offer and Circular and available at www.sedar.com and, in the case of the historical financial statements of Western Prospector, are available at www.sedar.com.

The Pro Formas have been prepared assuming the Acquisition was completed on October 1, 2006 for the pro forma consolidated statements of operations and that the Acquisition was completed on March 31, 2008 for the pro forma balance sheet.

In the opinion of the management of Khan, these Pro Formas include all adjustments necessary for a fair presentation of the transactions described in these notes to the Pro Formas in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Khan’s accounting policies.

These Pro Formas are not intended to be indicative of the financial position or results of operations that would have actually resulted, or the results expected in future periods, had the relevant transactions taken place on the dates indicated. Actual amounts recorded upon consummation of the Acquisition will differ from those recorded in the Pro Formas.

2.	Acquisition of Western Prospector

Khan has made an offer (the “Offer”) for all of the issued and outstanding common shares of Western Prospector, including common shares that may become outstanding upon the conversion, exchange or exercise of options, warrants or other securities of Western Prospector (other than rights under Western Prospector’s shareholder rights plan) that are convertible into or exchangeable or exercisable for common shares of Western Prospector, on the basis of 0.685 of a common share of Khan for each common share of Western Prospector. The acquisition of the common shares of Western Prospector pursuant to the Offer is referred to herein as the “Acquisition”.

Western Prospector is a corporation existing under the Business Corporations Act (British Columbia) and its common shares are publicly-traded on the TSX Venture Exchange (TSXV). Western Prospector is a uranium exploration and development company with property interests in Mongolia.

Khan is a corporation existing under the Business Corporations Act (Ontario) and its common shares are publicly-traded on the Toronto Stock Exchange (TSX). Khan is a uranium exploration and development company with property interests in Mongolia.

The Offer, and therefore the Acquisition, is subject to the satisfaction of a number of conditions, including there having been validly deposited under the Offer and not withdrawn at the expiry time such number of common shares of Western Prospector that constitutes at least 50.1% of the common shares then outstanding (calculated on a fully diluted basis) and the provisions of Western Prospector’s shareholder rights plan being waived, invalidated or cease traded.

There can be no assurance that the Acquisition will be completed as proposed or at all.

Under the terms of the Acquisition, it is proposed that shareholders of Western Prospector will receive 0.685 of a common share of Khan in exchange for each Western Prospector common share. Based on the closing price of Khan’s common shares on the TSX on May 9, 2008 of $0.94 (Cdn$0.95) and assuming 54,456,062 common shares of Western Prospector outstanding at that date, and after eliminating the 400,000 common shares of Khan assumed to be held by Western Prospector and adjusting for the effect of the assumed exercise of 450,000 outstanding in-the-money stock options of Western Prospector, Khan will issue approximately 36,902,402 common shares of Khan valued at $34,688,000 (Cdn$35,057,000) to Western Prospector shareholders. Western Prospector is considered a development-stage company and thus, under Canadian GAAP, the actual measurement date of the purchase consideration will occur on the date that such common shares are issued by Khan. The value of the purchase consideration will be based on the market prices of Khan common shares on the measurement date. Consequently, the value of the purchase consideration for accounting purposes will differ from the amount assumed in the Pro Formas due to any future change in the market price of Khan shares.

The Acquisition has been accounted for using the purchase method of accounting and is summarized below:

As at
March 31,
2008
(thousands)

Purchase Price
Issuance of 36,902,402 shares of Khan	$34,688
Issuance of 2,745,479 stock options of Khan	728
Transaction costs (estimated)	1,673

$37,089

Preliminary fair value of Western Prospector’s net assets acquired
Current assets	29,018
Investments(i)	52
Capital assets, net	5,486
Mineral interests	4,236

38,792
Current liabilities	(1,703)

Fair value of net assets assumed	$37,089

(i)	Reflects the elimination of Western Prospector’s investment in the common shares of Khan.

The above purchase price allocation is on a preliminary basis. The determination of the purchase price will be based upon the fair value of the assets purchased and the liabilities assumed at the effective date of the Acquisition and other information available at that date and the determination of certain tax values of those net assets. Accordingly, the actual amounts for each of the assets and liabilities will vary from the pro forma amounts, and the variations may be material.

Khan’s consolidated financial statements are presented in US dollars and thus for the purposes of preparing these Pro Formas, the historical financial information of Western Prospector has been translated from Cdn$ to US$ using the exchange rates set out in Note 3 below.

In order to present the Pro Formas as at March 31, 2008, management has used Western Prospector’s consolidated balance sheet as at December 31, 2007.

In order to present the Pro Formas for the six months ended March 31, 2008, management has used Western Prospector’s consolidated statement of operations for the year ended December 31, 2007 and subtracted the activity for the six months ended June 30, 2007.

		Six Months	Assumed six months
	Year ended	ended	ended
	December 31,	June 30,	March 31,
	2007	2007	2008
	(000’s)	(000’s)	(000’s)

Revenue
Interest	$1,045	$297	$748
Gain on sale of assets	169	169	—

	1,214	466	748

Expenses (income)
General corporate	4,040	1,842	2,198
Amortization	25	138	(113)
Stock-based compensation	4,252	2,971	1,281
Foreign exchange loss	366	240	126
Loss on sale of asset	6	—	6
	8,689	5,191	3,498

Loss before taxes	(7,475)	(4,725)	(2,750)
Future tax recovery	380	—	380

Net loss for the period	$(7,095)	$(4,725)	$(2,370)

In order to present the Pro Formas for the year ended September 30, 2007, management has used Western Prospector’s consolidated statement of operations for the year ended December 31, 2006, subtracted the activity for the nine months ended September 30, 2006 and added the activity for the nine months ended September 30, 2007.

		Nine Months	Nine Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	September 30,	September 30,	September 30,
	2006	2006	2007	2007

Revenue
Interest	$1,082	$896	$615	$801
Gain (loss) on sale of assets	(41)	(5)	145	109

	1,041	891	760	910

Expenses (income)
General corporate	2,693	1,993	2,524	3,224
Amortization	68	43	7	32
Stock-based compensation	2,408	784	2,917	4,541
Foreign exchange loss (gain)	(7)	39	300	254
Write-off of assets	777	297	—	480

	5,939	3,156	5,748	8,531

Net loss for the period	(4,898)	(2,265)	(4,988)	(7,621)

3.	Foreign Currency Translation

Western Prospector’s financial results have been reported in Canadian dollars. The foreign exchange rates used to translate financial results of Western Prospector to US$ for the purposes of the Pro Formas are as follows:

As at March 31, 2008(a)	1.0279

For the six months ended March 31, 2008(b)	0.9927

For the year ended September 30, 2007(b)	1.1137

(a)	Represents the noon rates of exchange as reported by the Bank of Canada on the last trading day of the period.

(b)	Calculated as an average of the daily noon rates of exchange for each period as reported by the Bank of Canada.

4.	Pro Forma Adjustments

These Pro Formas give effect to the following adjustments:

(a)	The allocation of the aggregate purchase price to Western Prospector’s assets as described in Note 2.

(b)	An increase in cash and cash equivalents by $105 to reflect the proceeds received from the assumed exercise of all in-the-money stock options and the assumed conversion of the remaining outstanding Western Prospector stock options and warrants into Khan options.

SCHEDULE “B”

SECTION 300 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

Business Corporations Act (British Columbia)

Acquisition procedures — s. 300(1)

300.

(1)	In this section:

“acquiring person” means a person who, under a scheme or contract, makes an acquisition offer, and includes 2 or more persons who, directly or indirectly,

(a)	make an acquisition offer jointly or in concert, or

(b)	intend to exercise jointly or in concert voting rights attached to shares for which an acquisition offer is made;

“acquisition offer” means an offer made by an acquiring person to acquire shares, or any class of shares, of a company;

“offeree”, in respect of an acquisition offer, means a shareholder to whom the acquisition offer is made;

“subject company” means the company, shares or any class of shares of which are the subject of an acquisition offer.

(2)	For the purposes of this section,

(a)	every acquisition offer for shares of more than one class of shares is deemed to be a separate acquisition offer for shares of each class of shares, and

(b)	each acquisition offer is accepted if, within 4 months after the making of the offer, the offer is accepted regarding the shares, or regarding each class of shares involved, by shareholders who, in the aggregate, hold at least 9/10 of those shares or of the shares of that class of shares, other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate.

(3)	If an acquisition offer is accepted within the meaning of subsection (2)(b), the acquiring person may, within 5 months after making the offer, send written notice to any offeree who did not accept the offer, that the acquiring person wants to acquire the shares of that offeree that were involved in the offer.

(4)	If a notice is sent to an offeree under subsection (3), the acquiring person is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the acquisition offer unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

(5)	On the application of an offeree under subsection (4), the court may

(a)	set the price and terms of payment, and

(b)	make consequential orders and give directions the court considers appropriate.

(6)	If a notice has been sent by an acquiring person under subsection (3) and the court has not ordered otherwise under subsection (4), the acquiring person must, no earlier than 2 months after the date of the notice, or, if an application to the court by the offeree to whom the notice was sent is then pending, at any time after that application has been disposed of,

(a)	send a copy of the notice to the subject company, and

(b)	pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring person for the shares that are referred to in the notice.

(7)	On receiving the copy of the notice and the amount or other consideration referred to in subsection (6), the subject company must register the acquiring person as a shareholder with respect to those shares.

B-1

(8)	Any amount received by the subject company under this section must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the subject company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

(9)	If the acquiring person has not, within one month after becoming entitled to do so, sent the notice referred to in subsection (3), the acquiring person must send a written notice to each offeree referred to in subsection (3) stating that the offeree, within 3 months after receiving the notice, may require the acquiring person to acquire the shares of that offeree that were involved in the acquisition offer.

(10)	If an offeree requires the acquiring person to acquire the offeree’s shares in accordance with subsection (9), the acquiring person must acquire those shares for the same price and on the same terms contained in the acquisition offer.

B-2

The Information Agent and Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1C7

North American Toll Free Phone:

1-866-581-0510

E-mail: contact us@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent and Depositary at the numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY KHAN RESOURCES INC. TO PURCHASE ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS ISSUED UNDER THE SHAREHOLDER RIGHTS PLAN) OF WESTERN PROSPECTOR GROUP LTD.

LETTER OF TRANSMITTAL
For Deposit of Common Shares
(together with the associated rights issued under the Shareholder Rights Plan)
of
WESTERN PROSPECTOR GROUP LTD.
Under the Offer dated May 12, 2008 made by
KHAN RESOURCES INC.

USE THIS LETTER OF TRANSMITTAL IF:

1.	YOU ARE DEPOSITING COMMON SHARE CERTIFICATE(S); OR

2.	YOU ARE FOLLOWING PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.	YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON
JUNE 20, 2008, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Letter of Transmittal (the “Letter of Transmittal”) or a manually signed facsimile thereof, properly completed and executed, together with all other required documents, must accompany share certificates and rights certificates, if applicable, representing common shares of Western Prospector Group Ltd. (“Western Prospector”) and the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Western Prospector, deposited under the offer dated May 12, 2008 made by Khan Resources Inc. (“Khan”) to purchase all of the issued and outstanding common shares of Western Prospector, including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of Western Prospector (other than SRP Rights) that are convertible into or exchangeable or exercisable for common shares, together with the SRP Rights issued under the Shareholder Rights Plan (collectively, the “Common Shares”), on the basis of 0.685 of a common share of Khan (a “Khan Common Share”) for each Common Share (the “Offer Consideration”), and must be received by Kingsdale Shareholder Services Inc., the depositary for the Offer (the “Depositary”) prior to the Expiry Time at its Toronto, Ontario office set out below.

Holders of Common Shares (the “Shareholders”) can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message. Shareholders who utilize CDSX to accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof.

If a Shareholder wishes to accept the Offer and deposit Common Shares under the Offer and the certificate(s) representing such Shareholder’s Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time, the Shareholder must deposit its Common Shares according to the guaranteed delivery procedure set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the Notice of Guaranteed Delivery accompanying the Offer. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Certain terms used but not defined in this Letter of Transmittal are defined in the Glossary to the Offer and Circular and have the respective meanings ascribed thereto in such Glossary. All references to “Cdn$”, “$” and “dollars” in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated.

Any questions and requests for assistance in completing this Letter of Transmittal may be directed to the Information Agent and Depositary. The contact details for the Information Agent and Depositary are provided at the end of this document. Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A US HOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 8, “US HOLDERS AND SUBSTITUTE FORM W-9 FOR US HOLDERS ONLY”). IF YOU HAVE A US ADDRESS, BUT ARE NOT A US HOLDER, PLEASE SEE INSTRUCTION 8.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Khan Common Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the US Securities Act of 1933, as amended (the “US Securities Act”), provided by Rule 802 thereunder. No Khan Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Khan is satisfied that such Khan Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Khan in its sole discretion, and without subjecting Khan to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Khan in its sole discretion, Khan Common Shares will not be delivered to or for the account or for the benefit of “Ineligible US Shareholders” (as defined in Instruction 10).

Ineligible US Shareholders who would otherwise receive Khan Common Shares in exchange for their Common Shares may, at the sole discretion of Khan, have such Khan Common Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Khan Common Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Each Shareholder for whom Khan Common Shares are sold by the selling agent will receive an amount equal to such Shareholder’s pro rata interest in the net proceeds of sales of all Khan Common Shares so sold by the selling agent. Khan will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

All Ineligible US Shareholders must notify their broker, financial advisor, financial institution or other nominee through which their Common Shares are held of their status as an “Ineligible US Shareholder”. Failure by an Ineligible US Shareholder to inform such Shareholder’s broker, financial advisor, financial institution or other nominee through which such Shareholder’s Common Shares are held of such Shareholder’s status as an “Ineligible US Shareholder” prior to the Expiry Time will be deemed to be a certification that such Shareholder is not a resident of a US state other than the State of New York who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Shareholder is a resident. Any US Shareholder who deposits Common Shares using a Letter of Transmittal that does not indicate whether such US Shareholder is an “Ineligible US Shareholder” will be deemed to have certified that such US Shareholder is not an “Ineligible US Shareholder”.

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Khan Common Shares issued to Shareholders pursuant to the Offer will be “restricted securities” within the meaning of Rule 144 under the US Securities Act to the same extent and proportion that Common Shares tendered by such Shareholders in the Offer are “restricted securities”. Accordingly, if you tender Common Shares in the Offer that bear a US Securities Act restrictive legend, any Khan Common Shares issued to you in exchange for such Common Shares shall also bear a US Securities Act restrictive legend.

Shareholders in the United States should be aware that the disposition of Common Shares and the acquisition of Khan Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein or in the Offer and Circular and such Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular.

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Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	KHAN RESOURCES INC.

AND TO: KINGSDALE SHAREHOLDER SERVICES INC., as Depositary, at its office set out herein

The undersigned delivers to you the enclosed certificate(s) representing Common Shares, including SRP Rights, deposited under the Offer. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. Unless waived by Khan, holders of Common Shares are required to deposit one SRP Right for each common share of Western Prospector in order to effect a valid deposit of such Common Shares or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. The undersigned understands that by depositing Common Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by Khan for the Common Shares will be allocated to the SRP Rights. The following are the details of the enclosed certificate(s):

BOX 1
WESTERN PROSPECTOR COMMON SHARES*
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
	Name(s) in which Registered	Number of Common
Certificate Number(s)	(please print and fill in exactly as name(s)	Shares Represented by	Number of Common
(if available)	appear(s) on certificate(s))	Certificate(s)	Shares Deposited*

TOTAL:

SRP RIGHTS**
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.) (To be completed if necessary)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited**

TOTAL:

*  Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, “Partial Deposits”.

** The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights (“Rights Certificates”): (a) if the Separation Time under the Shareholder Rights Plan has not occurred before the Expiry Time, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Western Prospector to the undersigned prior to the time that the undersigned’s Common Shares are deposited under the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary with the certificate(s) representing the common shares; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its common shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited under the Offer to the Depositary on or before the third trading day on the TSX Venture Exchange (the “TSXV”) after the date, if any, that Rights Certificate(s) are distributed. Khan reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

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The undersigned acknowledges receipt of the Offer and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and Khan, effective immediately following the time at which Khan takes up Common Shares deposited by the undersigned pursuant to this Letter of Transmittal, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (a) the undersigned or the person on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Common Shares covered by this Letter of Transmittal delivered to the Depositary (the “Deposited Shares”) and all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights) that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”), (b) the undersigned or the person on whose behalf a book-entry is made owns the Deposited Shares and any Distributions deposited under the Offer, (c) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Distributions to any other person, (d) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (e) when the Deposited Shares and Distributions are taken up and paid for by Khan, Khan will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

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IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and (unless deposit is made pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Book-Entry Transfer”) delivers to Khan the enclosed Common Share certificate(s) and Rights Certificate(s), if applicable, representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to Khan all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including the SRP Rights, whether or not separated from the Common Shares, and any and all Distributions.

If, on or after the date of the Offer, Western Prospector should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or disclose that it has taken or intends to take any such action, the undersigned agrees that Khan may, in its sole discretion and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by Khan free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares. If, on or after the date of the Offer, Western Prospector should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Khan or its nominee or transferee on the securities registers maintained by or on behalf of Western Prospector in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer): (a) in the case of cash dividends, distributions or payments, the amount of dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of Khan until Khan pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the Offer Consideration per Common Share payable by Khan pursuant to the Offer, the purchase price per Common Share, as the case may be, pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, securities, property, rights, assets or other interests, the whole of any such non-cash dividends, distributions, payments, securities, property, rights, assets or other interests shall be received and held by the depositing Shareholder for the account of Khan and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Khan, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an aggregate amount that exceeds the Offer Consideration per Common Share payable by Khan pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of Khan and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of Khan, accompanied by appropriate documentation of transfer. Pending such remittance, Khan will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire Offer Consideration payable by Khan under the Offer or deduct from the Offer Consideration payable by Khan under the Offer the amount or value thereof, as determined by Khan in its sole discretion.

If the Separation Time does not occur prior to the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Western Prospector to Shareholders prior to the time that the undersigned’s Common Shares are deposited under the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Common Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery. In any case, a deposit of Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited under the Offer to the Depositary on or before the third trading day on the TSXV after the date, if any, that Rights Certificate(s) are distributed to Shareholders. Khan reserves the

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right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

The undersigned irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that Khan takes up the Deposited Shares, each director or officer of Khan, and any other person designated by Khan in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Common Shares covered by this Letter of Transmittal or book-entry transfer (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full powers of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Western Prospector;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Khan, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Khan in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Western Prospector;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities.

The undersigned accepts the Offer under the terms of this Letter of Transmittal (including book-entry transfer) and revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by such Shareholder at any time with respect to the Deposited Shares or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer or are properly withdrawn in accordance with Section 7 of the Offer, “Withdrawal of Deposited Common Shares”.

The undersigned also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Western Prospector and, except as may otherwise be agreed to with Khan, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Khan any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Khan as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of Khan, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Khan. Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

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The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from Khan and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

Settlement with each Shareholder who has deposited Common Shares pursuant to the Offer will be made by the Depositary forwarding a share certificate representing the Khan Common Shares (or cheque(s) for the net proceeds of any such Khan Common Shares, less any brokerage commissions, other expenses and applicable withholding taxes, in the case of certain US Holders (see “Notice to Shareholders in the United States” above)) to which the depositing Shareholder is entitled. Unless otherwise directed in this Letter of Transmittal, share certificates representing the Offer Consideration (or cheque(s) for the net proceeds of any such Khan Common Shares, less any brokerage commissions, other expenses and applicable withholding taxes, in the case of certain US Holders) will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the certificates representing the Khan Common Shares (or cheque(s), if applicable) for pick-up by checking the appropriate box in this Letter of Transmittal, such share certificates (or cheque(s), if applicable) will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate(s) representing Khan Common Shares (or cheque(s), if applicable) will be sent to the address of the holder as shown on the securities registers maintained by or on behalf of Western Prospector. Certificates representing Khan Common Shares (or cheque(s), if applicable) mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. The undersigned further understands and acknowledges that under no circumstances will interest accrue or be paid by Khan or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by Khan, regardless of any delay in making such payment.

Any deposited Common Shares that are not taken up and paid for by Khan pursuant to the terms and conditions of the Offer for any reason will be returned, at Khan’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Common Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Western Prospector, or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in “Manner of Acceptance — Acceptance by Book-Entry Transfer” in Section 3 of the Offer, such Common Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary (other than brokerage commissions and other expenses in connection with the sale of Khan Common Shares on behalf of Ineligible US Shareholders over the facilities of the TSX).

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

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SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A
REGISTRATION AND
PAYMENT INSTRUCTIONS

ISSUE KHAN COMMON SHARES
(OR CHEQUE, IF APPLICABLE) IN THE NAME OF:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)

BLOCK B
DELIVERY INSTRUCTIONS

SEND KHAN COMMON SHARES
(OR CHEQUE, IF APPLICABLE)
(unless Block “D” is checked) TO:

☐ Same as address in Block “A” or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)

*	The delivery instructions given in this Block “B” will also be used to return certificate(s) representing Common Shares if required for any reason.

BLOCK C
TAXPAYER IDENTIFICATION NUMBER

US residents/citizens must provide their
Taxpayer Identification Number

(Taxpayer Identification Number)

If you are a US Holder or are acting on behalf of a US Holder, in order to avoid backup withholding you must complete the Substitute Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a US Holder, but have a US address, you must provide a completed US Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 8, “US Holders and Substitute Form W-9 for US Holders Only” for further details.

BLOCK D
SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD KHAN COMMON SHARES (OR CHEQUE, IF APPLICABLE) FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

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BLOCK E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐	CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO, ONTARIO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

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BLOCK F-1
US HOLDERS — TAX

A US Holder is any Shareholder that is either (A) providing an address in Block “B” which is located within the United States or any territory or possession thereof, or (B) a US person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A US HOLDER OR ARE ACTING ON BEHALF OF A US HOLDER:

☐	The owner signing this Letter of Transmittal represents that it is not a US Holder and is not acting on behalf of a US Holder.

☐	The owner signing this Letter of Transmittal represents that it is a US Holder or is acting on behalf of a US Holder.

IF YOU ARE A US HOLDER OR ARE ACTING ON BEHALF OF A US HOLDER, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS SET OUT BELOW.

BLOCK F-2
US HOLDERS — STATE LAWS

If you are a US Holder or are acting on behalf of a US Holder, or if the address for delivery of the Khan Common Shares set out in Block “B” above is in the United States, you represent that the person making the investment decision to deposit Common Shares under the Offer is resident in the state or other jurisdiction listed in Block “A” (Registration and Payment Instructions), unless you check the following box and list below the state or other jurisdiction in which such person is resident. If you are acting on behalf of multiple persons located in multiple jurisdictions, please indicate each applicable jurisdiction and the number of Common Shares for each jurisdiction.

☐	The owner signing this Letter of Transmittal represents that the person(s) making the investment decision to deposit Common Shares under the Offer is (are) resident in the following state(s) or other jurisdiction(s):

☐	The owner signing this Letter of Transmittal represents that the person(s) making the investment decision to deposit Common Shares under the Offer is (are) not (an) Ineligible US Shareholder(s) (as defined in Instruction 10).

YOU ACKNOWLEDGE THAT KHAN IS RELYING ON THE FOREGOING REPRESENTATIONS IN DETERMINING WHETHER YOU ARE ELIGIBLE TO RECEIVE KHAN COMMON SHARES. YOU ACKNOWLEDGE AND AGREE THAT IF KHAN DETERMINES IN ITS SOLE DISCRETION THAT YOU ARE AN INELIGIBLE US SHAREHOLDER, OR IF THIS BLOCK “F-2” IS PARTIALLY BUT NOT FULLY COMPLETED OR IS COMPLETED BUT IS ILLEGIBLE, KHAN IS ENTITLED TO TREAT YOU AS BEING AN INELIGIBLE US SHAREHOLDER AND ELIGIBLE TO RECEIVE ONLY A CHEQUE IN THE MANNER OUTLINED HEREIN AND IN THE OFFER AND CIRCULAR.

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SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):	Dated: , 2008

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

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SUBSTITUTE FORM W-9

TO BE COMPLETED BY US HOLDERS ONLY

SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number and Certification	Part 1 — Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.

Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.	Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 — For payees exempt from backup withholding, please write “exempt” here (see Instructions):

Name

Business Name

Please Check Appropriate box

☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Limited liability company (Enter the tax classification: D = disregarded entity; C = corporation; P = partnership) ☐ Other

Address

City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and
(2) I am a US person (including a US resident alien).

Signature of US person Date , 2008

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
“APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Signature    Date  , 2008

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INSTRUCTIONS

1.   Use of Letter of Transmittal

(a)	This Letter of Transmittal, or a manually signed facsimile thereof, properly completed and executed with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificate(s) representing the Deposited Shares (or, alternatively, Book-Entry Confirmation with respect thereto) and all other documents required by the terms of the Offer and this Letter of Transmittal must be actually physically received by the Depositary at its Toronto, Ontario office set out on the back of this Letter of Transmittal at or prior to 8:00 p.m. (Toronto time) on June 20, 2008, the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)	The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. Khan recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

(c)	Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	a properly completed and executed Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer, or a manually signed facsimile thereof, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery;

(c)	the certificate(s) representing all deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed as required by the Instructions set out in this Letter of Transmittal (including signature guarantee if required by Instruction 4 below) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed as required by the instructions set out in this Letter of Transmittal (including signature guarantee if required by instruction 4 below) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after Rights Certificates are distributed to Shareholders.

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The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States.

3.	Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)	Notwithstanding Instruction 3(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the certificate(s) representing Khan Common Shares issuable under the Offer (or cheque(s) for the net proceeds of any such Khan Common Shares, less any brokerage commissions, other expenses and applicable withholding taxes, in the case of certain US Holders (see “Notice to Shareholders in the United States” above)), are to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Common Shares in respect of which the Offer is not being accepted are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities registers maintained by or on behalf of Western Prospector:

(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and

(ii)	the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution, as noted in Instruction 4 below.

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of the Common Share certificate(s) deposited herewith, or if the certificate(s) representing Khan Common Shares issuable under the Offer (or cheque(s) for the net proceeds of any such Khan Common Shares, less any brokerage commissions, other expenses and applicable withholding taxes, in the case of certain US Holders (see “Notice to Shareholders in the United States” above)), are to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Common Shares in respect of which the Offer is not being accepted are to be returned to a person other than such registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the securities registers maintained by or on behalf of Western Prospector, such signature(s) must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

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5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of Khan or the Depositary, in its sole discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

If any certificate(s) representing Khan Common Shares issuable under the Offer (or cheque(s) for the net proceeds of any such Khan Common Shares, less any brokerage commissions, other expenses and applicable withholding taxes, in the case of certain US Holders (see “Notice to Shareholders in the United States” above)), are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block “A” on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Block “B” of this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block “B” is not completed, any certificate(s) (or cheque(s) for the net proceeds of any such Khan Common Shares, less any brokerage commissions, other expenses and applicable withholding taxes, in the case of certain US Holders) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block “A” or, if no address is provided in Block “A”, then it will be mailed to the address of such holder as it appears on the securities registers maintained by or on behalf of Western Prospector. Any certificate(s) (or cheque(s) for the net proceeds of any such Khan Common Shares, less any brokerage commissions, other expenses and applicable withholding taxes, in the case of certain US Holders) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.	Partial Deposits

If less than the total number of Common Shares evidenced by any certificate(s) submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space in Box 1 of this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Block “B” on this Letter of Transmittal). The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to holders who deposit their Common Shares by book-entry transfer.

8.	US Holders and Substitute Form W-9 for US Holders Only

United States federal income tax law generally requires a US Holder who receives cash or Khan Common Shares in exchange for Common Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a US tax return.

To prevent backup withholding, each US Holder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN) and (2) that the holder is a US person (including a US resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

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If a US Holder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If a Shareholder has a US address, but is not a US Holder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A US HOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

9.	Currency of Payment

Any cash payable under the Offer will be paid in Canadian dollars.

10.	Notice with Respect to Certain US Holders

The Khan Common Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the US Securities Act, provided by Rule 802 thereunder. No Khan Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Khan is satisfied that such Khan Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Khan in its sole discretion, and without subjecting Khan to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Khan in its sole discretion, Khan Common Shares will not be delivered to or for the account or for the benefit of “Ineligible US Shareholders”. An “Ineligible US Shareholder” means a Shareholder for which the investment decision to deposit Common Shares under the Offer is made by a resident of a US state or other US jurisdiction in which Khan is not satisfied, in its sole discretion, that Khan Common Shares may be delivered in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other US jurisdiction, or on a basis otherwise determined to be acceptable to Khan in its sole discretion, and without subjecting Khan to any registration, reporting or similar requirements (without limitation of the foregoing, an “Ineligible US Shareholder” shall include any Shareholder who is a resident of the United States (other than a resident of the State of New York) and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of his, her or its respective US jurisdiction).

Ineligible US Shareholders who would otherwise receive Khan Common Shares in exchange for their Common Shares may, at the sole discretion of Khan, have such Khan Common Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Khan Common Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Each Shareholder for whom Khan Common Shares are sold by the selling agent will receive an amount equal to such Shareholder’s pro rata interest in the net proceeds of sales of all Khan Common Shares so sold by the selling agent. In effecting the sale of any Khan Common Shares, the selling agent will, except as provided above, exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price for such Khan Common Shares. Neither Khan, nor the Depositary, nor the selling agent will be liable for any loss arising out of any sale of such Khan Common Shares relating to the manner or timing of such sales, the date or dates of such sales or the prices at which Khan Common Shares are sold, or otherwise (except for gross negligence or wilful misconduct). The sale price of the Khan Common Shares sold on behalf of such persons will fluctuate with the market price of the Khan Common Shares, and no assurance can be given that any particular price will be received upon such sale.

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Unless otherwise indicated in Block “F-2”, the undersigned hereby acknowledges and confirms that the certificate(s) deposited with this Letter of transmittal represent Common Shares not held by or on behalf of one or more Ineligible US Shareholders as defined above. The undersigned acknowledges that Khan and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements, and Khan is irrevocably authorized to produce this Letter of Transmittal or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

All Ineligible US Shareholders must notify their broker, financial advisor, financial institution or other nominee through which their Common Shares are held of their status as an “Ineligible US Shareholder”. Failure by an Ineligible US Shareholder to inform such Shareholder’s broker, financial advisor, financial institution or other nominee through which such Shareholder’s Common Shares are held of such Shareholder’s status as an “Ineligible US Shareholder” prior to the Expiry Time will be deemed to be a certification that such Shareholder is not a resident of a US state other than the State of New York who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Shareholder is a resident. Any US Shareholder who deposits Common Shares using a Letter of Transmittal that does not indicate whether such US Shareholder is an “Ineligible US Shareholder” will be deemed to have certified that such US Shareholder is not an “Ineligible US Shareholder”.

11.	Miscellaneous

(a)	If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Common Shares or SRP Rights, if applicable, additional certificate numbers and number of securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal or a manually signed facsimile hereof waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable Laws.

(d)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(e)	Khan will not pay any fees or commissions to any stock broker, dealer or other person for soliciting tenders of Common Shares under the Offer, except as set out in the accompanying Offer and Circular.

(f)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g)	All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by Khan in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Khan reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the applicable Laws of any jurisdiction. Khan reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of Khan, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Khan’s interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

(h)	Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and Depositary at its address provided on the back page of this Letter of Transmittal.

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12.	Lost Certificates

If a certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary at its office in Toronto, Ontario. The Depositary will forward such letter to the registrar and transfer agent for the Common Shares so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Common Shares represented by the replacement certificate to be deposited to the Offer prior to the Expiry Time.

13.	Assistance

THE INFORMATION AGENT AND DEPOSITARY (SEE BACK COVER PAGE FOR ADDRESS AND TELEPHONE NUMBERS) OR YOUR INVESTMENT DEALER, STOCK BROKER, TRUST COMPANY MANAGER, BANK MANAGER, ACCOUNTANT, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE HEREOF (TOGETHER WITH CERTIFICATES REPRESENTING DEPOSITED COMMON SHARES, INCLUDING SRP RIGHTS, AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

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FOR US HOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Requester — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the requester. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For this Type of Account:	Give the Taxpayer Identification Number of:

1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5. Sole proprietorship or a disregarded entity	The owner(3)

6. A valid trust, estate, or pension trust	The legal entity(4)

7. Corporate (or entity electing corporate status on Form 8832)	The corporation

8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

9. Partnership or multi-member LLC	The partnership or LLC

10. A broker or registered nominee	The broker or nominee

11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a taxpayer identification number you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov, clicking on Businesses, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

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Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing;

(iii)	An international organization or any agency or instrumentality thereof;

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;

(v)	A corporation;

(vi)	A financial institution;

(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(viii)	A real estate investment trust;

(ix)	A common trust fund operated by a bank under Section 584(a);

(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A custodian;

(xii)	A futures commission merchant registered with the Commodity Futures Trading Commission;

(xiii)	A foreign central bank of issue; and

(xiv)	A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE DEPOSITARY. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to requesters, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Requesters must be given the numbers whether or not recipients are required to file tax returns. Requesters must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to the requester. Certain penalties may also apply.

Penalties

(1)	Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	Civil Penalty for False Information with Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)	Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4)	Misuse of Taxpayer Identification Numbers. — If the requester discloses or uses taxpayer identification numbers in violation of US federal law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

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The Information Agent and Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1C7

North American Toll Free Phone:

1-866-581-0510

E-mail: contact us@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent and Depositary at the numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY KHAN RESOURCES INC. FOR ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS ISSUED UNDER THE SHAREHOLDER RIGHTS PLAN) OF WESTERN PROSPECTOR GROUP LTD.

NOTICE OF GUARANTEED DELIVERY
For Deposit of Common Shares
(together with the associated rights issued under the Shareholder Rights Plan)
of
WESTERN PROSPECTOR GROUP LTD.
under the Offer dated May 12, 2008
made by
KHAN RESOURCES INC.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR COMMON SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR COMMON SHARE CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME)
ON JUNE 20, 2008, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Notice of Guaranteed Delivery must be used to accept the offer dated May 12, 2008 (the “Offer”) made by Khan Resources Inc. (“Khan”) to purchase all of the issued and outstanding common shares of Western Prospector Group Ltd. (“Western Prospector”), including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of options, warrants or other securities of Western Prospector that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Western Prospector (collectively, the “Common Shares”), on the basis of 0.685 of a common share of Khan (a “Khan Common Share”) for each Common Share, if certificate(s) representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the “Shareholder”) is not able to deliver the certificate(s) and all other required documents to Kingsdale Shareholder Services Inc., the depositary for the Offer (the “Depositary”), at its office in Toronto, Ontario at or prior to the Expiry Time.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Certain terms used but not defined in this Notice of Guaranteed Delivery are defined in the Glossary to the Offer and Circular and have the respective meanings ascribed thereto in the Glossary. All references to “Cdn$”, “$” and “dollars” in this Notice of Guaranteed Delivery refer to Canadian dollars, except where otherwise indicated.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	this properly completed and executed Notice of Guaranteed Delivery, or a manually signed facsimile hereof, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the

Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in this Notice of Guaranteed Delivery;

(c)	the certificate(s) representing all deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and certificate(s) representing SRP Rights (the “Rights Certificates”) have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange (“TSXV”) after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after Rights Certificates are distributed to Shareholders.

This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario set out in this Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying Common Share certificate(s) with all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by Khan under the Offer will be made only after timely receipt by the Depositary of certificate(s) representing the Common Shares, a Letter of Transmittal, or a manually signed facsimile thereof, properly completed and executed, covering such Common Shares, with the signature(s) guaranteed, if so required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date; Khan reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned. The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by Khan or the Depositary to persons depositing Common Shares by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the deposited Common Shares and SRP Rights, if applicable, to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Common Shares is not made until after the take up and payment for the Common Shares under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

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Shareholders should contact the Information Agent and Depositary or their broker, dealer, commercial bank, trust company or other nominee for assistance in accepting the Offer and in depositing Common Shares with the Depositary. Contact details for the Information Agent and Depositary are provided at the end of this Notice of Guaranteed Delivery.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Khan Common Shares offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the US Securities Act of 1933, as amended (the “US Securities Act”), provided by Rule 802 thereunder. No Khan Common Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Khan is satisfied that such Khan Common Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other local jurisdiction, or on a basis otherwise determined to be acceptable to Khan in its sole discretion, and without subjecting Khan to any registration, reporting or similar requirements. Without limitation of the foregoing, except as may be otherwise determined by Khan in its sole discretion, Khan Common Shares will not be delivered to or for the account or for the benefit of “Ineligible US Shareholders”. An “Ineligible US Shareholder” means a Shareholder for which the investment decision to deposit Common Shares under the Offer is made by a resident of a US state or other US jurisdiction in which Khan is not satisfied, in its sole discretion, that Khan Common Shares may be delivered in reliance upon available exemptions from the registration requirements of the US Securities Act and the securities laws of the relevant US state or other US jurisdiction, or on a basis otherwise determined to be acceptable to Khan in its sole discretion, and without subjecting Khan to any registration, reporting or similar requirements (without limitation of the foregoing, an “Ineligible US Shareholder” shall include any Shareholder who is a resident of the United States (other than a resident of the State of New York) and who does not qualify as an exempt “institutional investor” within the meaning of the securities laws and regulations of his, her or its respective US jurisdiction).

Ineligible US Shareholders who would otherwise receive Khan Common Shares in exchange for their Common Shares may, at the sole discretion of Khan, have such Khan Common Shares issued on their behalf to a selling agent, which shall, as agent for such Shareholders (and without liability except for gross negligence or wilful misconduct), as expeditiously as is commercially reasonable thereafter, sell such Khan Common Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Shareholders. Each Shareholder for whom Khan Common Shares are sold by the selling agent will receive an amount equal to such Shareholder’s pro rata interest in the net proceeds of sales of all Khan Common Shares so sold by the selling agent. Khan will have no liability for any such proceeds received or the remittance thereof to such Shareholders.

All Ineligible US Shareholders must notify their broker, financial advisor, financial institution or other nominee through which their Common Shares are held of their status as an “Ineligible US Shareholder”. Failure by an Ineligible US Shareholder to inform such Shareholder’s broker, financial advisor, financial institution or other nominee through which such Shareholder’s Common Shares are held of such Shareholder’s status as an “Ineligible US Shareholder” prior to the Expiry Time will be deemed to be a certification that such Shareholder is not a resident of a US state other than the State of New York who is not an exempt “institutional investor” within the meaning of the securities laws and regulations of the subject state of which such Shareholder is a resident. Any US Shareholder who deposits Common Shares using a Letter of Transmittal that does not indicate whether such US Shareholder is an “Ineligible US Shareholder” will be deemed to have certified that such US Shareholder is not an “Ineligible US Shareholder”.

Khan Common Shares issued to Shareholders pursuant to the Offer will be “restricted securities” within the meaning of Rule 144 under the US Securities Act to the same extent and proportion that Common Shares tendered by such Shareholders in the Offer are “restricted securities”. Accordingly, if you tender Common Shares in the Offer that bear a US Securities Act restrictive legend, any Khan Common Shares issued to you in exchange for such Common Shares shall also bear a US Securities Act restrictive legend.

Shareholders in the United States should be aware that the disposition of Common Shares and the acquisition of Khan Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and in the Offer and Circular and such Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 22 of the Circular.

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TO:	KHAN RESOURCES INC.

AND TO:    KINGSDALE SHAREHOLDER SERVICES INC., as Depositary

By Mail:	By Registered Mail, By Hand or By Courier:	By Facsimile Transmission:

The Exchange Tower	The Exchange Tower	416-867-2271
130 King Street West, Suite 2950	130 King Street West, Suite 2950	Toll Free: 1-866-545-5580
P.O. Box 361	Toronto, Ontario
Toronto, Ontario	M5X 1C7
M5X 1E2

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL TO AN ADDRESS OR TRANSMISSION VIA FACSIMILE TO A FACSIMILE NUMBER OTHER THAN THOSE SET OUT ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING WESTERN PROSPECTOR COMMON SHARES OR SRP RIGHTS WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES OR SRP RIGHTS MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

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The undersigned hereby deposits with Khan, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares, including SRP Rights listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

BOX 1
WESTERN PROSPECTOR COMMON SHARES*
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
	Name(s) in which Registered	Number of Common
Certificate Number(s)	(please print and fill in exactly as name(s)	Shares Represented by	Number of Common
(if available)	appear(s) on certificate(s))	Certificate	Shares Deposited*

TOTAL:

SRP RIGHTS** (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.) (To be completed if necessary)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited**

TOTAL:

* Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.
** The following procedures must be followed in order to effect the valid delivery of Rights Certificates representing SRP Rights: (a) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Western Prospector to the undersigned prior to the time that the undersigned’s Common Shares are deposited under the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary with the certificate(s) representing the common shares; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its common shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited under the Offer to the Depositary on or before the third trading day on the TSXV after the date, if any, that Rights Certificate(s) are distributed. Khan reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

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SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Postal Code/Zip Code

Daytime Telephone Number

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

     The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an “Eligible Institution”) guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Common Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal, or a manually signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, (a) all on or before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date or (b) if the Separation Time has occurred but Rights Certificate(s) representing the SRP Rights have not been distributed to the Shareholder prior to the Expiry Time, on or before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Rights Certificate(s) are distributed to Shareholders.

     Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Title

Postal/Zip Code	Date

Area Code and Telephone Number

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The Information Agent and Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950 P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950 Toronto, Ontario M5X 1C7

North American Toll Free Phone:

1-866-581-0510

E-mail: contact us@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent and Depositary at the numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
The exhibits set forth below are furnished as part of this form:

Exhibit
Number	Description of Document
2.1	The filing person’s Annual Information Form for the fiscal year ended September 30, 2007 dated December 18, 2007

2.2	The filing person’s management information circular dated January 10, 2008 prepared in connection with the annual meeting of shareholders of the filing person held on February 14, 2008

2.3	The filing person’s audited consolidated financial statements and the notes thereto as at September 30, 2007 and 2006 and for each of the fiscal years ended September 30, 2007 and 2006, together with the report of the auditors thereon, and management’s discussion and analysis relating thereto

2.4	The filing person’s comparative unaudited consolidated financial statements and the notes thereto as at March 31, 2008 and for the six month periods ended March 31, 2008 and 2007, together with the management’s discussion and analysis relating thereto
PART III – CONSENT TO SERVICE OF PROCESS
The person furnishing this Form filed with the U.S. Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on May 12, 2008.

PART IV – SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KHAN RESOURCES INC.
/s/ Paul D. Caldwell
Name:	Paul D. Caldwell
Title:	Chief Financial Officer and Corporate Secretary
May 12, 2008